CARDERO RESOURCE CORP.

DECEMBER 3, 2003

ANNUAL INFORMATION FORM

For the Fiscal Year Ended October 31, 2002

TABLE OF CONTENTS

PRELIMINARY NOTES
Incorporation of Financial Statements
Date of Information
Foward Looking Statements
Currency Equivalents
GLOSSERY OF TERMS
CORPORATE STRUCTURE
Incorporation
Incorporate Relationships
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
Significant Acquisitions and Dispositions
Baja California Sate, Mexico
Jujuy Province, Argentina
Additional Significant Acquisitions and Dispositions in Argentina and Mexico
Trends
NARRATIVE DESCRIPTION OF THE BUSINESS
Argentina: Olaroz Project
Providencia Property
Chingolo Property
Mexico: Baja Project
La Encantada Property
MJM Property
San Fernando Property
Ludivina Project
Franco Project
Non-Material Properties
Risk Factors
SELECTED CONSOLIDATED FINANCIAL INFORMATION
Annual Information
Dividend Record
MANAGEMENT'S DISSCUSSION AND ANALYSIS
Overview
Results of Operations
Liquidity and Capital Resources
Outlook
MARKET FOR SECURITIES
DIRECT0RS AND OFFICERS
Name, Adress, Occupation and Security Holding
Corporate Cease Trade Orders or Bankruptcies
Penalties or Sanctions
Personal Bankruptcies
Conflicts of Interest
ADDITIONAL INFORMATION

PRELIMINARY NOTES

Incorporation of Financial Statements

Incorporated by reference into this Annual Information form (“AIF”) are the consolidated financial statements of the Issuer for the years ended October 31, 2002 and 2001 and the interim financial statements for the nine month period ended July 31, 2003.  All financial information in this AIF has been prepared in accordance with generally accepted accounting principles in Canada and is available for review on the SEDAR website located at www.sedar.com.

Date of Information

All information contained in this AIF is as of December 2, 2003, unless otherwise stated.

Forward Looking Statements

This AIF contains certain forward-looking statements and information relating to the Issuer that are based on the beliefs of its management as well as assumptions made by and information currently available to the Issuer.  When used in this document, the words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to the Issuer or its management, are intended to identify forward-looking statements.  This AIF contains forward-looking statements relating to the business and affairs of the Issuer.  Such statements reflect the current views of the Issuer with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Important factors are identified in this AIF under the heading “Risk Factors”.  Other factors include, among others both referenced and not referenced in this AIF, changes in general economic conditions and changes in business strategy.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, and the Issuer does not intend, and does not assume any obligation, to update these forward-looking statements.

Currency Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.  The Issuer’s accounts are maintained in Canadian dollars.

GLOSSARY OF TERMS

In this AIF, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“Ag”	Silver
“alteration”	Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solutions
“anomalous”	Departing from the expected or normal
“anomaly”

A geological feature, especially in the subsurface, distinguished by geological, geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value

“apophysis”	A branch or offshoot of a larger intrusive body (plural: “apophyses”)
“As”	Arsenic
“Au”	Gold
“Ba”	Barium
“bedding”	The arrangement of sedimentary rock in layers; stratification; also, the general character or pattern of the beds and their contacts within a rock mass
“breccia”	Angular broken rock fragments held together by a mineral cement or a fine-grained matrix
“caldera”	A large basin-shaped volcanic depression, more or less circular
“Cardero Argentina”	Cardero Argentina, S.A., a wholly owned Argentinean subsidiary of the Issuer
“clast”	An individual constituent, grain or fragment of a detrital sediment or sedimentary rock, produced by physical disintegration of a larger rock mass
“clastic”

Pertaining to a rock or sediment composed principally of fragments derived from pre-existing rocks or minerals and transported some distance from their places of origin; also said of the texture of such a rock

“cm”	Centimetres
“Co”	Cobalt
“Common Shares”	The common shares without par value in the capital stock of the Issuer as the same are constituted on the date hereof
“Company Act”	Company Act, R.S.B.C. 1996 c.62, as amended
“conglomerate”

A coarse grained clastic sedimentary rock, composed of rounded to sub-angular fragments larger than 2mm in diameter set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay

“Cu”	Copper
“deposit”

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved

“dike”	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks
“dip”	The angle that a stratum or any planar feature makes with the horizontal, measured perpendicular to the strike and in the vertical plane
“Director”	A member of the Board of Directors of the Issuer
“disseminated”	Fine particles of mineral dispersed throughout the enclosing rock
“distal”	Said of an ore deposit formed at a considerable distance (e.g. tens of kilometres) from the volcanic source from which its constituents have been derived
“duricrust”

A general term for a hard crust on the surface, or a layer in the upper horizons, of a soil in a semi-arid climate, formed by the accumulation of soluble minerals deposited by mineral-bearing waters that move upward by capillary actions and evaporate during the dry season

“epithermal”	Said of a hydrothermal mineral deposit formed within about 1 kilometre of the earth’s surface and in the temperature range of 50-200° C, occurring mainly as veins
“felsic”	An igneous rock having abundant light coloured minerals, also, applied to those minerals (quartz, feldspars, feldspathoids, muscovite) as a group
“flysch”

A marine sedimentary facies characterized by a thick sequence of poorly fossiliferous, thinly bedded, graded marls and sandy and calcareous shales and muds, rhythmically interbedded with conglomerates, coarse sandstones, and greywackes

“g/t”	Grams per metric tonne
“gneiss”	A foliated rock formed by regional metamorphism, in which bands or lenticles of granular materials alternate with bands or lenticles of minerals with flaky or elongate prismatic habit
“graben”	An elongate, relatively depressed, crusted unit or block that is bounded by faults on its long sides
“grade”	To contain a particular quantity of ore or mineral, relative to other constituents, in a specified quantity of rock
“greywacke”	A dark grey firmly indurated coarse grained sandstone believed to have been deposited by submarine turbidity currents
“hydrothermal alteration”	Alteration of rocks or minerals by the reaction of hot water (of magmatic origin) with pre-existing solid phases
“ignimbrite”	The rock formed by widespread deposition and consolidation of ash flows and swift-flowing, turbulent gaseous clouds erupted from a volcano and containing ash and other pyroclastics
“intrusion”	The process of the emplacement of magma in pre-existing rock, magmatic activity. Also, the igneous rock mass so formed
“intrusive”	Of or pertaining to intrusion, both the process and the rock so formed
“IOCG”	iron oxide copper-gold
“Issuer”	Cardero Resource Corp.
“kg/t”	Kilograms per metric tonne
“lahar”	A landslide or mudflow of pyroclastic material on the flank of a volcano; also, the deposit so produced
“m”	Metres
“Ma”	Millions of years ago
“mafic”	Said of an igneous rock composed chiefly of dark, ferromagnesian minerals
“magnetite”	A black, isometric, strongly magnetic, opaque mineral of the spinel group which constitutes an important ore of iron and is a very common and widely distributed accessory mineral in rock of all kinds
“manto”	A flat-lying, bedded deposit; either a sedimentary bed or a replacement, strata-bound orebody
“martite”	Hermatite occurring in iron-black octahedral crystals pseudomorphous after magnetite
“mineralization”	The concentration of metals and their chemical compounds within a body of rock
“MMC”	MineralesY Metales California, S.A. de C.V., a wholly owned Mexican subsidiary of the Issuer
“NSR”	Net smelter return
“oz./t”	Ounces per ton
“Pb”	Lead
“phyllites”	Metamorphosed rocks, intermediate in grade between slate and mica schist
“porphyry”	An igneous rock of any composition that contains conspicuous phenocrysts (relatively large crystals) in a fine-grained groundmass
“PPB” or “ppb”	Parts per billion
“PPM or “ppm”	Parts per million
“pseudomorph”	A mineral whose outward crystal form is that of another mineral; it is described as being”after” the mineral whose outward form it has. Adj: pseudomorphous
“quartzite”	A metamorphosed sandstone
“salar”	A term used to describe a salt flat, or for a salt-encrusted depression that may represent the basin of a salt lake
“Sb”	Antimony
“schist”	A strongly foliated crystalline rock, formed by dynamic metamorphism, that has well developed parallelism of more than 50% of the minerals present
“silicified”	Any rock to which silica has been added
“sinter”	A deposit formed through water emanating from a spring, it may be calcareous or siliceous
“strike”	The direction taken by a structural surface
“sulfide”	A mineral compound characterized by the linkage of sulphur with a metal, such as galena (PbS) or pyrite (FeS2)
“talus”	Rock fragments, usually coarse and angular, lying at the base of a cliff or steep slope from which they have been derived
“TSXV”	TSX Venture Exchange
“tuff”	A general term for all pyroclastic rocks, may be consolidated or non-consolidated
“UTM”	Universal Transverse Mercator, a map projection system based on an orthogonal grid of coordinates
“vug”	A small cavity in a vein or in rock, usually lined with crystals of a different mineral composition from the enclosing rock
“vuggy porosity”	Porosity resulting from the presence of small openings from the size of a small pea upwards
“Zn”	Zinc

Annual Information Form

CARDERO RESOURCE CORP.

CORPORATE STRUCTURE

Incorporation

The Issuer was incorporated under the Company Act on December 31, 1985 under the name “Halley Resources Ltd.”.  The name of the Issuer was subsequently changed to “Rugby Resources Limited” on September 6, 1991, to “Euro-Ad Systems Inc.” on April 30, 1993, to “Sun Devil Gold Corp.” on July 3, 1997, and to “Cardero Resource Corp.” on May 18, 1999.  The authorized capital of the Issuer consists of 100,000,000 Common Shares, of which 17,189,974 were issued and outstanding as at October 31, 2002.  As at December 2, 2003, 26,430,727 Common Shares were issued and outstanding and the Issuer is proposing to issue an additional 3,565,000 Common Shares subsequent to filing this AIF in connection with a brokered private placement of 3,565,000 units, as announced October 20, 2003.  Each unit will be comprised of one Common Share and one-half of a share purchase warrant, with each whole warrant being exercisable to acquire an additional Common Share for a period of 12 months from the date of issue at an exercise price of $2.25 per share.

The office and principal business address of the Issuer is located at Suite 1901 – 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3.  The Issuer’s registered and records office is located at Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, B.C. V7X 1J1.

Intercorporate Relationships

During the year ended October 31, 2002, the Issuer sold its wholly owned inactive subsidiaries 2696959 Canada Inc. (Canada) and Koripampa del Peru, S.A. (Peru), along with the subsidiaries’ financial liabilities of $71,408, to Hendrik Van Alphen, the President of the Issuer, for $1.

Subsequent to the fiscal year ended October 31, 2002, the Issuer acquired Cardero Argentina, a corporation formed under the laws of Argentina, and beneficially owns 100% of Cardero Argentina.  The Issuer also acquired 100% of MMC, a private company incorporated under the laws of Mexico, pursuant to an option agreement dated September 9, 2002 between the Issuer and Miguel Angel Barahona Gutierrez and Esperanza Gutierrez Torres.  The acquisition of MMC was completed on January 30, 2003 and shares of MMC are in the process of being transferred to the Issuer.  As of the date of this AIF, the Issuer’s corporate structure is as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Issuer is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties.  The Issuer currently holds or has the right to acquire interests in three groups of properties in Argentina and a number of properties in Mexico, as well as two groups of properties in Peru.  The Issuer is in the exploration stage as its properties have not yet reached commercial production and none of its properties is beyond the preliminary exploration stage.  All work presently planned by the Issuer is directed at defining mineralization and increasing understanding of the characteristics of, and economics of, that mineralization.

In February 2000, the Issuer acquired an interest in, and carried out a program of work on, the “Cori Huarmi” property in Peru but returned the property to the vendor and wrote off the deferred exploration expenditures of $1,319,586 in the fiscal year ended October 31, 2001 due to discouraging results.

In June 2001, the Issuer entered into option agreements (the “Condor Yacu Agreements”) to acquire a 100% interest in both the Condor Yacu I and Relincho properties in Argentina, and carried out an exploration program during July and August of 2001.  The Issuer renegotiated the terms of the Condor Yacu Agreements, and on January 10, 2003, the Issuer terminated the Condor Yacu Agreements and entered into new option agreements (the “New Condor Yacu Agreements”) on the Condor Yacu I and Relincho properties.  On January 14, 2003 the Issuer entered into an option agreement (the “Maximus Agreement”) with Maximus Ventures Ltd. (“Maximus”) whereby Maximus was granted the option to acquire 80% of the Issuer’s interest in the New Condor Yacu Agreements and the Condor Yacu I and Relincho properties.  See “Significant Acquisitions and Dispositions” for more details.

The Issuer has continued to review a number of potential property acquisitions and, during the 2002 and 2003 financial years, has entered into a number of option agreements to acquire properties in Mexico and Argentina that it believes have the potential to host large gold and/or silver deposits.  In addition, the Issuer has acquired data and developed a model for the identification of potential iron oxide copper gold deposits (referred to as “Olympic Dam” type deposits) and has entered into option agreements to acquire a number of properties in Mexico and Peru that it believes are prospective for IOCG deposits.  The Issuer has also entered into a joint venture agreement with a major mining company for the identification, acquisition and exploration of potential IOCG deposits in Baja California State, Mexico.  See “Significant Acquisitions and Dispositions” for further information.

The Issuer continues to actively seek out, identify and acquire additional mineral properties which it believes have the potential to host significant gold and/or silver deposits or which it believes are potential IOCG deposits.  While the Issuer intends to carry out much of the exploration work on its properties directly, the Issuer will also consider optioning or joint venturing its properties to other companies, and has entered into a number of agreements in this regard.  See “Significant Acquisitions and Dispositions” for more information.

Significant Acquisitions and Dispositions

Baja California State, Mexico

In December 2001, the Issuer entered into an option agreement (the “Olympic Agreement”) with Minera Olympic S. de R.L. de C.V., a private Mexican corporation (“Olympic”) to acquire a 100% interest in six mineral concessions in Baja California State, Mexico.  In order to acquire a 100% interest the Issuer must issue 400,000 Common Shares by January 7, 2004, of which 200,000 Common Shares have been issued to date.   The six mineral concessions total 9,488 hectares, of which three mineral concessions, La Encantada, Ursus and El Coche, are the subject of the La Encantada Report (as defined herein) and two mineral concessions, Santa Marta and Santa Josefina, are the subject of the MJM Report (as defined herein).   As no work has been conducted on or is presently proposed for the La Sirena mineral concession, La Sirena is not included in any geological report.

In September 2002, the Issuer entered into an option agreement (the “MMC Agreement”) to acquire a 100% interest in MMC, a private Mexican corporation, which holds 100% of the interest in five mineral concessions situated in Baja California State, Mexico totalling 8,025 hectares, of which two mineral concessions, totalling 3,500 hectares, form the Ludivina Property (as defined herein) and are the subject of the Ludivina Report and the Trenching Report (as defined herein).  In addition, MMC has the right pursuant to an option agreement (the “Valles Agreement”) to acquire a 100% interest in three mineral concessions totalling 30 hectares upon payment of an aggregate of US$175,000 to a third party by February 26, 2006 of which, to date US$5,000 has been paid by MMC.   MMC is presently negotiating to purchase these concessions immediately at a discounted price, and believes it will be successful in doing so.  These three mineral concessions, San Jose, San Martin and San Miguel, form a part of the MJM Properties (as defined herein) and are included in the MJM Report.  On January 30, 2003 the Issuer exercised its option under the MMC Agreement to acquire 100% of MMC and, as consideration for the acquisition of MMC, the Issuer has issued an aggregate of 225,000 Common Shares to the former shareholders of MMC.

Jujuy Province, Argentina

In May 2002, the Issuer entered into option agreements to acquire a 100% interest in three concessions and two properties located in the Jujuy Province of Argentina.  In the first option agreement, dated May 8, 2002 (as amended on August 8, 2002) (the “Olaroz Chico/Tola Agreement”), the Issuer has the option to acquire a 100% interest in two concessions, known as Olaroz Chico and Tola, totalling approximately 4,600 hectares upon payment of an aggregate of US$475,000 by August 8, 2006, of which US$61,000 has been paid by the Issuer to date.  In order to exercise this option, the Issuer is also required to maintain in good standing and exercise the option to acquire the “La Providencia” Property (see below).  In addition, the Olaroz Chico and Tola concessions are subject to a 2% NSR of which the Issuer may purchase 1% at any time at a price of US$500,000.  In the second option agreement, dated May 22, 2002 (the “Cavok Agreement”), the Issuer can acquire a 100% interest in the Aguiliri Concession (which is part of the Chingolo Property) and the Ramona and Ramona I concessions (which are part of the Providencia Property), in exchange for payment of US$10,000 and the issuance of 250,000 Common Shares.  To date the Issuer has paid the US$10,000 and has issued 50,000 Common Shares.  An additional 100,000 shares will be issued forthwith following the filing of this AIF.

On August 8, 2002, the Issuer entered into two option agreements to acquire a 100% interest in two properties located in the Olaroz District of the Jujuy Province of Argentina.  Pursuant to the first option agreement and a concurrent side agreement (collectively, the “Gadaline Agreement”), the Issuer can earn a 100% interest in the Providencia Norte Property (as defined herein) by paying US$2,150,000, issuing an aggregate of 400,000 Common Shares, and expending an aggregate of US$700,000 on the Providencia Norte Property, with a minimum of 3,000 metres of drilling.    To date, the Issuer has paid US$150,000, has issued 100,000 common shares and has expended in excess of the US$100,000 on the Providencia Norte Property required by August 8, 2003.  The Providencia Norte Property is also subject to a 1.5% NSR that the Issuer has the option to purchase at any time at a price of US$250,000 for each 0.25%.  Pursuant to the second option agreement (the “Canepa Agreement”), the Issuer can earn a 100% interest in La Providencia Property (as defined herein), a 100-hectare concession, by paying an aggregate of US$365,000 by October 18, 2006, of which the Issuer has paid US$40,000 to date.  In addition, the La Providencia Property is subject to a 1.95% NSR that the Issuer is entitled to purchase at any time at a price of US$250,000 for each 0.25%.  The Issuer is required to keep both the Gadaline and Canepa Agreements in good standing or to terminate both, it is not entitled to exercise the option to acquire only one of these properties.  Similarly, the Issuer is required to keep both of the Olaroz Chico/Tola and the Canepa Agreements in good standing or to terminate both, it is not entitled to exercise the option to acquire only one of these properties.

Additional Significant Acquisitions and Dispositions in Argentina and Mexico

Subsequent to the fiscal year ended October 31, 2002, the Issuer also completed the following significant acquisitions and dispositions:

(1)

On December 1, 2002, the Issuer entered into a joint venture agreement (as amended by an agreement dated November 26, 2003) (the “Anglo Agreement”) with Anglo American Mexico, S.A. de C.V. (“Anglo”) whereby Anglo has agreed to acquire mineral concessions on behalf of the joint venture within Baja California State, Mexico, and expend, prior to December 1, 2006, US$3,700,000 on acquiring and exploring such mineral concessions, as consideration for a 70% interest in the acquired mineral concessions and all mining rights appertaining thereto, and the right to be issued 70% of the initial equity interest in a Mexican subsidiary to be incorporated by Anglo and the Issuer to hold the acquired mineral concessions.  Certain concessions in which the Issuer has, or has the right to acquire, an interest are also subject to the joint venture, and additional concessions acquired by the Issuer may, upon Anglo’s election, become subject to the joint venture.  To date, Anglo has applied for, on behalf of the joint venture, approximately 145,000 hectares of exploration concessions and has expended approximately US$550,000 on the acquisition and exploration of the joint venture concessions;

(2)

On December 9, 2002 the Issuer entered into an option agreement (the “Cozzi Agreement”) to acquire a 100% interest in three un-named mineral concessions located in the Jujuy Province of Argentina in exchange for 100,000 Common Shares, all of which have been issued.  The three concessions cover 15,843 hectares and surround the Aguiliru Concession.  They form the bulk of the Chingolo Property;

(3)

On January 14, 2003, the Issuer optioned 80% of its right to acquire a 100% interest in the Condor Yacu I and Relincho concessions located in Argentina to Maximus in exchange for Maximus paying an aggregate of US$1,005,000 by January 10, 2006 (such payments representing the property payments due to the underlying property vendor for the Condor Yacu I concession under the New Condor Yacu Agreements) and expending US$2,000,000 in exploration on the Condor Yacu I and Relincho concessions within four years from the date of the Maximus Agreement;

(4)

On April 17, 2003, the Issuer entered into an option agreement (the “Libertad Agreement”) to acquire a 100% interest in the Libertad concession located in the Jujuy Province of Argentina, by paying an aggregate of US$100,000 by April 17, 2005.  The Libertad concession forms part of the Providencia Property.  To date the Issuer has paid US$30,000; and

(5)

On August 29, 2003, the Issuer entered into an option agreement (the “Franco Agreement”) to acquire a 100% interest in the Franco project, located in the San Luis Potosi state in Mexico, by paying an aggregate of US$1,145,000 by September 17, 2007 (to date the Issuer has paid US$15,000), and expending US$1,900,000 on the property by September 17, 2006.  In addition, the Franco Project is subject to a 2% NSR that the Issuer has the option purchase 1% of at any time for US$2,000,000.  The Franco Project consists of two exploration concessions aggregating 983 hectares.  The Issuer subsequently optioned 50% of its interest in the Franco Property.

Trends

The Issuer is not currently aware of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Issuer’s business other than the summary of risks under the heading “Risk Factors” that are typically inherent in the business of resource exploration, development and exploitation.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Issuer currently holds, or has rights to acquire, a 100% interest in several mineral properties (subject, in certain cases, to net smelter return royalties payable to the original property vendors) in both Argentina and in Mexico which are material to the Issuer, and are collectively referred to herein as the Olaroz Project, the Baja California Project, the Ludivina Project and the Franco Project.

The Issuer groups its mineral properties into a number of projects, which are often made up of a number of separate properties, each of which may consist of one or more mineral concessions.  For ease of reference, the following is a summary table outlining the Issuer’s projects, including both its material and non-material properties.

Project	Property	Component Concessions	Relevant Agreement(s)
Olaroz	Providencia	La Providencia	Canepa, Gadeline
(Argentina)		Providencia Norte	Gadeline
		Tola	Olaroz Chico/Tola
		Olaroz Chico	Olaroz Chico/Tola
		Libertad	Libertad
		Ramona	Cavok
		Ramona 1	Cavok
	Chingolo	Aquiliri	Cavok
		137-C-03	Cozzi
		138-C-03	Cozzi
		90-C-02	Cozzi

Baja	La Encantada	La Encantada	Olympic
(Mexico)		Ursus	Olympic
		El Coche	Olympic
	MJM	Santa Josephina(1)	Olympic
		Santa Marta	Olympic
		San Miguel(2)	MMC, Valles
		San Jose(2)	MMC, Valles
		San Martin(2)	MMC, Valles
	San Fernando	San Fernando(1)	Staked by Issuer
		Esperanza(1)	MMC
		Esperanza 2(1)	MMC
	La Sirena	La Sirena(1) (3)	Olympic
	El Cirio II	El Cirio II(3)	MMC

Ludivina	Ludivina	Ludivina	MMC
(Mexico)		Ludivina 2	MMC

Franco	Franco	Franco	Franco
(Mexico)		Franco 2	Franco

Maracona IOCG(4)	Carbonera	Taruga R1, R2	Carbonera, Rio Tinto
(Peru)		Portachuelo R1	Carbonera, Rio Tinto
		Huaranguito 1, 6-8	Carbonera, Rio Tinto
		Calejon 1-6	Carbonera, Rio Tinto
	Daniela	Daniela	Daniela
		Daniela I – VII	Daniela
		Hanna	Daniela
		Hanna I – IX	Daniela
		Mikaela	Daniela
		Mikaela I – VII	Daniela

Gachupines(4)	Gachupines	La Zorra Fracc. I	Fiero
(Mexico)		La Zorra Fracc. II	Fiero

Condor Yacu(4) (Argentina)	Condor Yacu	Condor Yacu I	New Condor Yacu Agreements, Maximus
		Relincho 5	New Condor Yacu Agreements, Maximus
		Relincho 6	New Condor Yacu Agreements, Maximus

Notes :

1.

These concessions are subject to the joint venture with Anglo pursuant to the Anglo Agreement.

2.

Under certain circumstances, these concessions may become subject to the joint venture with Anglo pursuant to the Anglo Agreement.

3.

The Issuer has not carried out any work on these concessions to date.

4.

Non-material projects.  See “Non-Material Properties” for more information.

Argentina:  Olaroz Project

Independent Reports on the Olaroz Project

James M. Dawson, P.Eng. and Angus H. Innes, B.Sc. were retained by the Issuer to prepare a geological report, in the form required by NI 43-101, on the Providencia Property, which forms a part of the Olaroz Project, entitled “Report on the Providencia Property, Province of Jujuy, Argentina” (the “Providencia Report”) and dated October 31, 2003.  James M. Dawson is a qualified person as defined in NI 43-101 but is not “independent” of the Issuer as that term is used in NI 43-101.  The Issuer also retained James M. Dawson, P.Eng. and Megan O’Donnell, P. Geo. to prepare a geological report, in the form required by NI 43-101, on the Chingolo Property, which also forms a part of the Olaroz Project, entitled “Report on the Chingolo Property, Province of Jujuy, Argentina” (the “Chingolo Report”) and dated November 10, 2003.  Megan O’Donnell is also a qualified person as defined in NI 43-101 and is “independent” of the Issuer as that term is used in NI 43-101.  The Providencia Report and the Chingolo Report are collectively referred to herein as the “Olaroz Reports” and they deal with all the mineral concessions comprising the Olaroz Project.  The Olaroz Reports are the source of the technical disclosure contained in this AIF relating to the Providencia and Chingolo Properties (the “Olaroz Principal Properties”) comprising the Olaroz Project and are available for review on the SEDAR website, located at www.sedar.com, and are available for inspection in hard copy (together with the appurtenant maps which are not included in the SEDAR-filed versions), upon request, at the head office of the Issuer, Suite 1901 – 1177 West Hastings Street, Vancouver, B.C.  The following disclosure is relating to the Olaroz Project derived from information detailed in the Olaroz Reports, except where noted.

General

The Olaroz Project is located in the northwestern corner of Argentina (see Figures 1 and 2).  It is located in the “Puna”, an extension of the Bolivian altiplano at elevations varying from 4,200 to 4,700 meters.  Climate is arid and cool due to the elevations, however despite temperatures as low as minus 20°C in winters and occasional high winds, field work can be carried out year round.

Figure 1 (Dawson Providencia figure 743A-03-01)

Figure 2 (Dawson Figure 743B-03-01)

The Olaroz Principal Properties consist of 11 mineral concessions aggregating an area of 39,878 hectares.  Access is by road from either San Salvador de Jujuy (260 kilometres) or Salta (between 370 and 400 kilometres).  Driving times are approximately 6 and 7½ hours respectively.  Although immediate infrastructure is lacking, gas pipelines, power lines, railroad and highway access to Chile are relatively close by.

Olaroz Principal Properties

Providencia Property

Property Description and Location

The Providencia Property comprises a rectangular block measuring approximately 20 kilometres (N-S) by about 9.5 kilometres (E-W).  Within this area there are a total of 7 concessions aggregating 17,035 hectares which are the subject of various option agreements with the Issuer as disclosed under “Significant Acquisitions and Dispositions”.  Concession data is as follows:

Name	Expediente No.	Type	Owner	Size
La Providencia	1531-C-77	Mina	Humberto Julio Canepa	100 hectares
Providencia Norte	77-C-93	Mina	Cia. Minera Providencia	3,335 hectares
Tola	278-C-97	Mina	Humberto Julio Canepa	2,900 hectares
Olaroz Chico	172-R-96	Mina	Mario Cesar Rojo	1,700 hectares
Libertad	67-H-57	Mina	Mario Cesar Rojo	200 hectares
Ramona	184-C-97	Mina	Minera Cavok S.R.L.	3,800 hectares
Ramona I	270-C-97	Mina	Minera Cavok S.R.L.	5,000 hectares

All legal requirements on the properties have been fulfilled according to Argentine law and all contractual commitments with the owners of the properties have been met up to the date hereof.

There is an internal 1,200 hectare parcel immediately north of Providencia Norte concession, surrounded by the Ramona concession, which is not controlled by the Issuer

The Providencia Property is located in the northwestern corner of Argentina very near the borders with Chile and Bolivia.  It is situated roughly 175 kilometres WNW of the city of San Salvador de Jujuy and 220 kilometres NW of the city of Salta, capital of the Province of Salta.  It is centred about geographic coordinates 23° 15 ' south and 66° 15' west.  See Figure 3.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Providencia Property is accessible by road from the cities of San Salvador de Jujuy and Salta which are, respectively, 260 and 370 kilometres by gravel and paved roads from the main showing areas and driving times are 5 and 6½ hours respectively.

The Providencia Property lies in the geographical area known as the Puna, a southern extension of the Bolivian altiplano.  The climate is typical of this region with notable temperature fluctuations, strong winds and low precipitation.  The summers (December-March) are moderate to cool with daytime temperatures being as high as 28°C, but dropping to below zero during the night.  During the winter months the highest daytime temperatures vary from 10-20°C in the afternoons but at night drop to as low as -20°C.

Figure 3 (Dawson Figure 743A-03-02)

Throughout the year, strong winds prevail from the west.  The period of maximum precipitation occurs during the summer months as isolated, sometimes very violent afternoon thundershowers.  During the winter there are very light and rare snowfalls.

Due to the low rainfall, vegetation is scarce.  It consists of low growing, resinous shrubs locally known as “tolas” and used as fuel for heating by the local population.  Also commonly found in the Puna are hardy grasses known as “paja brava”.  The area is sparsely populated by herdsmen descended from the aboriginal peoples.  They make a subsistence living from small herds llamas, goats and sheep.

The Providencia Property is located about 40 kilometres south of the main national route between northern Argentina and the port of Antofagasta, Chile.  International airports service the cities of San Salvador de Jujuy and Salta with daily flights to Buenos Aires.  A railway line which connects the city of Salta to the port of Antofagasta, Chile lies 95 kilometres by gravel road south of the Providencia Property.  A gas pipeline between Argentina and Chile passes through the Providencia property and there is a main powerline between the two countries 90 kilometres to the south.

There is very little perennial water in the area with the Rio Rosario located 30 kilometres to the north having varying amounts of water throughout the year.  The Salar Olaroz (salt pan) contains very brackish water at or near the surface.  There are a few permanent fresh water springs in the area such as the one which supplies water for the camp at the mine workings area.

Topography in the region is gentle to moderate with maximum relief in the order of 500 meters (4,200 – 4,700 meters).  Locally however in the area of the old workings, relief is approximately 200 meters with the camp area at approximately 4,200 meters above mean sea level.  The topography is reminiscent of the basin and range areas of Nevada, USA with linear ranges interspersed with wide gentle valleys.  This relief is modified somewhat by the effect of recent volcanic activity, which makes for local spectacular scenery.

History

The Providencia silver showing was identified in 1969 when a barren knoll (kill zone) was noted to have copper carbonate and native silver.  An early report prepared for the Argentine government in 1973 described a program of mapping and test pitting.  Grades of up to 8.3 kg/t Ag were reported.  A potential of 50,000 tonnes grading 1.2 kg/t Ag was projected.  A brief exploration program was completed by Falconbridge Limited in the mid 1970’s but no further action was taken.  Between 1975-82 a private group attempted some small scale production.  A small pit was excavated and a test plant was set up on site.

Between 1980-82 a detailed exploration program was completed by a joint venture between the German Mission for Cooperation in Mining and the National Development Bank of Argentina.  This program consisted of geological mapping, trenching, excavation of deep pits (52 pits to a depth of 20 meters each) as well as mineralogical and metallurgical studies.  This work projected a total probable reserve of approximately 2.9 million tonnes at an average grade of 170 g/t Ag.

A number of major companies examined the Providencia Property in the early 1980’s including Shell/Billiton and Anschutz Limited.  A brief examination of the Providencia Property was carried out by Dr. Richard Sillitoe on behalf of Shell in 1983.

In 1981, Compania Minera Aguilar optioned the core area of the Providencia Property (area of production pits) and completed a detailed exploration program.  This work consisted of topographical, geological, geochemical and geophysical surveys over the main showings (an area of about 60 hectares).  Subsequently a diamond drilling program comprising a total 1,635 meters in 22 holes was completed.  Core recovery was poor and results were below expectations so the option was terminated.

During the mid to late 1980’s, Shell CAPSA Argentina optioned the ground north of the main Providencia workings (including the area of Mina Libertad and the present Ramona concessions).  This work consisted of geological mapping, trenching, scintillometer surveys, road construction, rock geochemical sampling and the drilling of three shallow “winkie type” core holes.

In 1987 Compania Minera Providencia S.A. commenced mining and milling at the main showing area.  A 1,000 tonne/day floatation mill was constructed and open pit mining began.  This production came from the present day North, Central and South pits.  It is estimated that between 250,000 and 400,000 tonnes were mined at an average grade of about 250 g/t Ag.  The operation was plagued with problems and it is doubtful if any profit was realized.  Operations ceased in 1997 and although a number of companies examined the Providencia Property a favourable option could not be negotiated.  In 1999/2000, Penoles Ltda. completed an exploration program including surface sampling and induced polarization surveys but could not reach a favourable option agreement with the owners.

In May 2002, the Issuer began negotiations with the owners and concluded option agreements on the La Providencia, Providencia Norte, Olaroz Chico and Tola concessions in August 2002.  Since that time an ongoing exploration program has been in progress.

Geological Setting and Mineralization

The geological province of the Puna forms the southern end of the Bolivian Atiplano and corresponds to a belt, morphologically between the “Cordillera Oriental” to the east and passing transitionally into the “Sierras Pampeanas Septentrionales” to the south.  The Puna is characterized by an elevated plateau with an average altitude of 4,000 meters above sea level.  The border between Argentina and Chile forms the western boundary, defined by volcanoes of the upper Cenozoic volcanic arc.

The basement is composed of marine sediments and low-grade metamorphic rocks, which are Ordovician in age and are highly deformed along the western margin.  These sediments overlie a metamorphic basement, which is identified in the north by the presence of xenoliths brought to surface by Tertiary volcanics, while in the south these metamorphic rocks are found in outcrop.

The geological province of the Puna has been subdivided into two sectors according to their regional geological characteristics, namely the Puna Septentrional or Puna Jujena and the Puna Austral or Puna Saltocatamarquena.  The oldest rocks outcropping in the Puna Jujena are Ordovician in age, while those in the Puna Saltocatamarquena are Proterozoic metamorphic rocks.  The Calama-Olalcapato-El Toro lineament forms the boundary between the two sub-provinces.  Other differences are an Ordovician eruptive belt in the south and the development of lower Quaternary basaltic volcanism related to an extensional event.

The general structural style in the Puna is that of the “Basin and range” type, with the elevation of northerly to southerly trending blocks and high angle reverse faulting causing the generation of depressions in which there are later development of salt pans (salars).  The northerly trending structures are cut by fractures and lineaments trending northwest to southeast and southwest to northeast.  The intersection of these structural systems generated the space required for the emplacement of intrusive bodies and the development of volcanoes, both of which played an important role in the metallogenic evolution of the Puna.  In the area of the Providencia Mine the basement consists of an Ordovician marine sedimentary sequence.  The sediments were deposited in a platform environment and consist of turbidites and volcanoclastics with associated volcanics, the thickness of which varies between 600 and 4,000 meters.  The sediments are interpreted to have been deposited in a rapidly subsiding trans-arc basin.  These sediments were later strongly deformed during the Ocloyic orogeny (late Ordovician-early Silurian).  The marine and continental sediments of the Salta Group (Pirgua, Balbuena and Santa Barbara Subgroups) overlie this basement, although there is no outcropping evidence of these in the immediate area of the Providencia mine.

During Tertiary time there was a period of intense magmatism which resulted in the eruption of thick sequences of acidic to basaltic volcanic rocks, associated with intrusive dacite bodies, volcanic centres (andesitic to dacitic in composition), extensive ignimbrite plateaus and basaltic-andesitic flows.  These events are best expressed in the areas to the north and east of the Providencia Mine.  Fundamental northwest to southeast crustal lineaments such as the Calama-Olacapato-El Toro lineament allowed this magmatism to penetrate well east of the magmatic arc.  This magmatic activity has associated significant metallogenic events.

The upper Tertiary is marked by significant accumulations of clastic sediments deposited in grabens or half grabens, bounded by northerly trending structures.  The sediments are composed of conglomerates, sandstones and siltstones related to an alluvial fan environment.  In some cases the sediments are mineralized such as at Eureka mine (Cu-Au), Marta Elena (Cu), Providencia (Ag-Cu), Chingolo (Ag) and the southern zone of the intrusive bodies of Turi Tari (Ag-Cu).

The Providencia Property is located in a portion of the Sierra de Olaroz, a north trending range of moderate elevation which lies between the depressions of the Salar de Olaroz and the Laguna de Jama.  The morphostructural style is typical of the Puna which is characterized by elongate blocks bounded by north trending, high angle faults.  Upthrown blocks are manifested by ranges and down-dropped blocks by north-south trending depressions in a style which resembles the Basin and Range Province of the western United States.

Basement rocks consist of Ordovician, marine sediments composed of sandstones, graywackes, shales and argillites.  These units are strongly folded and locally intensely fractured.  These fractures are commonly filled by veins and stringers of white quartz.

Within this folded, Ordovician clastic succession at the Providencia Property, a downfaulted graben has preserved a succession of Plio-Pleistocene sediments consisting of sandstones and conglomerates.  The conglomerates are poorly sorted and weakly cemented and appear typical of an alluvial fan or colluvial/piedmont-type depositional setting.  Finer grained sandstone and siltstone beds occur above and below the conglomerate horizons as well as laterally.  The sequence has rapid facies changes, typical of such a sedimentary environment.

As presently mapped the graben or basin is at least 18 kilometres long and 1½ to 3 kilometres wide.  Within this block, the younger terrigenous sediments are poorly exposed and further complicated by high angle cross faults and low angle thrusts or gravity shingling.

Tertiary rocks within the basin can be broken into three distinct packages.  Firstly, the western portion of the basin consists mostly of red to sand-coloured, cross-bedded (outcrop scale) sandstones with minor conglomerates.  This unit can be traced the entire length of the 1:10,000 map area and extends from the western Ordovician contact, across relatively subdued topography, to a major break in slope marked by the prominent, but discontinuous, north-south ridge roughly in the centre of the basin (eg. the west side of “Crescent Ridge”).  This package typically dips to the WNW at shallow to moderate angles.  The large scale cross-beds give a chaotic appearance to the mapped, bedding orientations.  These rocks are variable hematized and for the most part have a pervasive calcite overprint which is interpreted as diagenetic in origin.  The sandstone package is in steep fault contact with Ordovician rocks to the west and this fault contact is cross-cut by at least one prominent NW trending fault that shows left-lateral displacement.  The eastern contact was never observed in outcrop.  Numerous small-scale faults were observed including very small south-west verging thrust faults and several steep, south-striking reverse faults (due to east-west compression).

The eastern half of the basin is host to the major silver and copper mineralization at the Providencia minesite and within the surrounding area.  This portion of the basin is comprised mostly of conglomerate with subordinate sandstones and siltstones, including the “Providencia Conglomerate”.  The conglomerates range from sand and pebble-rich, matrix-supported conglomerates (bordering on pebbly, coarse-grained sandstones) to clast-supported, cobble and even bolder conglomerates.  Finer clastics within the conglomerate package frequently occur as thin (typically <50cm) discontinuous lenses and channels with short lateral extents.  The poor exposure and extremely rapid changes in the character of the rock preclude the possibility of completing a solid facies analysis, with the exception of the mine itself where there is much better exposure.

The Tertiary conglomerate package is in fault contact with Ordovician rocks to the east.  The overall trend (enveloping surface) of this contact is approximately north-south but locally varies tremendously at its intersection with large regional faults and due to vertical movement along basin bounding structures.

The Tertiary conglomerate group can be broken into roughly four structural domains within the north-south basin.  The domains are separated by large structures represented by basin-scale valleys trending east-west or roughly northwest-southeast.

From the southern edge of the map area to just south of the mine area the orientation of the conglomerate group ranges from sub-horizontal to dipping moderately west.  Moving north, the second domain covers the area from just south of the minesite to the ridge immediately north of Libertad.  The structure of this domain is exemplified by outcrop on “Crescent Ridge”, where the stratigraphy defines a broad open, north-south trending synform.

The third domain occurs from approximately the ridge north of Libertad to the broad northwest-trending valley south of the pipeline.  The southern limit of this third domain is not clear.  No obvious structural break or fault was observed in the field or interpreted from air photos.  Within this third domain, the stratigraphy is mostly flat-lying (<100m) with no evidence of the synform continuing from the south.  The inconsistent bedding orientations reflect variation in the local depositional environments and the effects of minor post-deposition tectonism.  It seems unlikely from the fold geometry that the synform progressively opens to the north.

The northern-most and fourth domain extends from the valley south of the pipeline to the northern limit of mapping and beyond.  The structural history is far more complex than that observed to the south and it is within this domain that the third package of Tertiary rocks occurs.  These rocks are the host of the copper +/- silver mineralization at Ramona.  The “Ramona” package is composed of quartz and biotite-rich sandstones, conglomerates that locally contain clasts of dacite and pumaceous material, at least one large dacite flow, and at least two airfall tuff beds (20-30cm thick).  The Ramona package is characterized by north-plunging, open to tightly folded synclines that are in steep fault contact with other fault bounded panels (from east to west) that vary in dip from flat-lying to shallowly to moderately south-east dipping and shallowly to moderately west-northwest dipping.  Within this northern domain, the Tertiary basin is pinched out by Ordovician stratigraphy from the east.  The overall geometry, internal structure, and the one small-scale, thrust fault observed in outcrop are consistent with the Ordovician having been overthrust (west-verging) onto the Tertiary rocks.  The Ramona package is interpreted to be in steep fault contact with the conglomerate package on both its east and west margins.  The limited aerial extent, abundant faulting and tight folding within the Ramona package, and a lack of similar structure within the conglomerate and sandstone packages to the south would seem to indicate that the Ramona package is older than both the conglomerate and sandstone packages.

Exploration, Significant Results and New Mineralization

Exploration of the Providencia Property by the Issuer began in October 2002.  Early work consisted of regional reconnaissance mapping and rock chip sampling to complete the due diligence.  Subsequently detailed surveying and mapping of the former production areas was carried out.  A mine grid was established to which all subsequent detailed work was tied.  Because of the erratic nature of the mineralization an extremely detailed program of channel sampling was completed.  A total of 1,133 channel samples were collected from all the areas of previous mine workings, which are situated on the La Providencia concession.

Because there is limited outcrop immediately adjacent to the mine workings, two soil sample grids were laid out to test for extensions of the mineralization to the west and south.  A total of 308 soil samples were collected and analyzed for Ag, Cu, Pb, Zn, As and Sb.

After preparation of a detailed base map in Canada, property mapping at scales of 1:5,000 and 1:10,000 was completed and integrated into the database.  A program of core drilling totalling 1,893.63 meters was completed during May/June, 2003.

All the exploration work was carried out in a thoroughly professional manner with data being digitized and plotted on computer generated plans and sections.  The qualified persons had access to all data in raw and compiled form in the field and in the offices of the Issuer in Vancouver.

The results of the exploration work conducted indicate that some of the highest Ag values outside the minesite occur along the eastern Ordovician-Tertiary contact.  Numerous samples with strong clay, jarosite, +/- sericite alteration returned values ranging from 0.3 to 6 PPM Ag.  These samples were collected in close proximity to the Ordovician contact, and are commonly associated with large faults that cross-cut the main contact and to a lesser extent, Fe =/- Mn crusts.  Three samples of Ordovician rocks in close proximity to the Ordovcican contact also had elevated Ag values of 0.3 to 0.5 PPM Ag.

At Ramona, several samples had high Cu values, grading from approximately 0.5% to 3.7%, confirming earlier sampling.  Only one sample, taken from the northeastern most trench (closest to the creek) contained significant silver (4.2 PPM Ag).  The sample (#238585) contained malachite, azurite, and unidentified sulphosalts and had the characteristic strong clay, jarosite and manganese alteration.  Interestingly, the trench displayed dramatic changes in alteration, from the aforementioned to an “unaltered” strong hematite and calcite (with minor clay) zone in less than 5 meters distance.  Copper mineralization at Ramona apparently has a strong structural control although fault orientations are not consistent.

The Ramona package rocks are also mineralized in a prominent rib of outcrop that extends from just north of the pipeline to the south end of the northern most structural domain (base of the steep hill).  Copper mineralization was discovered near a shepherd’s shelter at the north end of the outcrop immediately north of the pipeline.  The sample (#238652) is located approximately three kilometres south of Ramona along strike and returned Cu and Ag values of 4410 PPM and 0.2 PPM Ag respectively.

Sampling at “Megan’s Showing” confirmed the presence of significant mineralization.  Two samples (#’s 271349 and 271350) returned values of 0.7 and 2.1 PPM Ag and 0.2 and 1% Cu respectively.  Both of these samples were of Fe and Mn-rich crusts.  Systematic sampling (along the bottom) of new trenches will provide a much better understanding of the distribution of Ag mineralization at this occurrence as previous samples were all from surface and possibly were leached.

Perhaps the most interesting results occur to the southwest of the minesite.  Two sandstone cobbles were found in float very close to coarse, crystalline calcite and quartz vein material in subcrop.  The float samples contained minor copper mineralization and small amounts of sulfosalts (sample # 238539 - 1.7 PPM Ag (subcrop); sample # 238528 - 2.8 PPM Ag; sample # 238533 - 9.7 PPM Ag and 0.9% Cu).  The samples were found in a small brushy draw located just off the southwest edge of the soil grid (7424789N and 724402E).  Initial mapping of the area indicates that this mineralization is related to a large northwest trending fault that separates bleached sandstone on the northeast from hematitic conglomerate to the southwest.  Subsequent trenching revealed a mineralized, southwest dipping fault.  A chip sample across the southeast side of the trench (#238654) contained 2.2 PPM Ag and a select grab sample from the northeast side (#238655) returned values of 97.6 PPM Ag and 0.3% Cu.

The stratigraphy of the La Providencia mine area is dominated by a succession of coarse to fine grained clastic sediments which strike roughly north south and dip gently east (15 to 20°).  The age of this succession is unknown but is estimated at about 5 million years (Pliocene).  Although the base of the sequence is not seen in the mine workings area, these younger sediments were unconformably deposited onto folded sediments of Ordovician age.  The Ordovician sediments consist of cyclical marine beds represented by quartzite and shales (phyllites) and very occasionally coarser, clastic units.

As exposed at the mine workings the Pliocene sedimentary column commences with a succession of sandstones and silty sandstones with interbedded, lenticular conglomerates.  The silty sandstones which are red in colour are exposed in the floors of the mine pits as well as in the area to the south.  The thickness of this unit is unknown as is the total thickness of the Pliocene package to the Ordovician basement.  However, the unit is known to have a minimum thickness of 85 meters.  The lenticular conglomerates are up to 5 meters thick and can extend laterally for several tens of meters.  They are generally poorly sorted, matrix supported, polymictic, small to very large pebble conglomerates.

Overlying this unit is a conglomerate which varies in thickness from 20 to more than 100 meters (the lower conglomerate).  This variability is interpreted to occur as a result of stratigraphic thickening.  The morphology of the conglomerates is variable.  The clasts vary in size from millimetres up to 50 centimetres in diameter and are usually angular to sub-rounded.  They consist mainly of Ordovician quartzites with a minor component of shales of similar age.  The conglomerates are usually matrix supported but where the clasts are of a more uniform size, they are fairly well packed.  The conglomerates are reddish in colour and are slightly calcareous.  Coarse grained, sometimes pebbly, interbedded sandstones are common.  They are usually a few meters thick (2-5 meters) and are often fairly continuous laterally; in that they can usually be traced for more than 100 meters.  Usually the conglomerates do not display any internal sedimentary features but occasionally show the development of minor channels where they become coarser grained.

Lying above the conglomerate unit is a fairly widespread tuffaceous sandstone unit.  This unit also does not display any internal structures except occasionally a possible planar bedding.  The rock is pale buff coloured and contains quartz shards and primary biotite which normally has been partially chloritized.  The sandstone often contains narrow channel conglomerate lenses.  These are small to very large pebble and sometimes boulder conglomerates with clasts dominated by Ordovician quartzites.  The thickness of this unit is variable and in the area of the mine workings it has a maximum recorded thickness of 16 meters.

Overlying the sandstone is a conglomerate consisting primarily of small to large pebbles.  The dimensions and morphology of this unit are not well known but it is observed to extend laterally over several hundreds of square meters.  It has a maximum observed thickness of 10 meters.

The Pliocene sediments are interpreted as having been deposited in a graben or half graben with the dominant source area to the northeast.  The interpreted sedimentary environment for the thick conglomerate sequence would be that of an alluvial fan prograding towards a southwesterly direction during uplift of the source area after a retreat of the scarp front and a lowering of the source area, represented by the lower silty sandstone unit.  The subsequent, fining-upward sequence would represent the onset of another retreat of the scarp front.

Structures within the mine area are intricately related to larger structures and the regional tectonic setting.  A major northwest/southeast trending fundamental lineament is located immediately south of the South Pit area.  This structure has a left lateral movement that is associated with Andean compression.  This compression has also produced the bounding faults between the Ordovician and Pliocene sediments, the present day attitude of the later succession as well as the secondary structures reflected in the mine area.

The Pliocene sediments have a dip of between 10 and 30 degrees to the east.  The steeper dips are in the eastern part of the mine area and flatten slightly to the west, forming a very subtle anticline which could represent a drape fold over a basement thrust or reverse fault.

Two principal structural directions are encountered in the mine area:  the first are joints which strike approximately north-south with variable but steep dips and probably represent axial planar joints related to the drape fold.  The second set of principal structures are extensional structures which display little or no normal movement.  These structures strike approximately north N 45° E and are vertical or steeply inclined to the southeast.  Both sets of structures are easily observed in the sandstone units but unless there is some displacement or secondary fillings, they are not easily discernable in the conglomerate units.

The rocks around the mine workings have been altered to varying degrees both over the total area and within different lithological units.  The areal differences reflect a subtle zonation towards the main mineralized zone while the degree of alteration within the different lithologies is a reflection of their individual porosities, that is the alteration is more pervasive in the more porous rocks.

Throughout the mine workings area the zonation recognized is as follows:

(6)

Fresh “unaltered” rock reacts with hydrochloric acid.  Although no petrographic work has been done on these rocks, it is deduced that the reaction is a result of diagenetic calcite which is a common phenomena in such sedimentary environments.

(7)

Moving inward towards the mineralization, the percentage of carbonate increases indicating an addition of carbonate as an alteration product.  This is also noted by the presence of calcite veining, intimately associated with mineralization.

(8)

Continuing inwards towards the mineralized zone, sericite is introduced and reaches its peak concentration at the core of the zone.  The sericite replaces plagioclase and biotite.  There is also minor chlorite present.

(9)

Secondary (precipitated) micro crystalline quartz was only observed in one small area near the centre of mineralization.

Sericitization is more pervasive than carbonatization and it is noted to be intimately associated with mineralization on both macro and micro scales.  It is possible that there are two superimposed alteration events.

Silver mineralization with lesser and variable amounts of copper, lead and zinc is mostly stratabound and occurs mainly within the lower conglomerate unit in the mine workings area.  The overlying sandstones are also mineralized, but generally only near the structures which acted as conduits for the mineralizing fluids.  The mineralizing structures trend in two directions namely northeast-southwest and north-south.  The former appear to be the dominant feeders.

Mineralized material is bleached white and frequently has coatings of green secondary copper minerals.  Less well mineralized material still retains patches of the originally red sediments.  The main ore minerals observed during detailed mapping and sampling are chalcocite, stromeyerite, acanthite, native silver and cuprite.  Various secondary copper minerals, mainly malachite and chrysocolla, are also present.  Detailed mineralogical work has identified various base metal sulphides and silver sulfosalts from which native silver appears to be a supergene oxidation product.

The thickness of the stratabound silver mineralization appears to vary from a few meters to as much as 101 meters depending upon the thickness of the favourable conglomerate facies.  It can be traced for a least 900 meters north-south and is open to the north where it disappears under a thick cover of unmineralized sediments higher in the Pliocene section.  The mineralization is open down dip to the east although its continuity is not known as it appears to occur in a series of lenses along the favourable horizon.

Grades of the mineralization are extremely variable with quoted average grades from early surface geochemistry at the south pit at 1.6% Cu, 500 g/t Ag, 1.3% Pb and 0.08% Zn.  At the central pit, surface geochemistry returned grades averaging 3.1% Cu, 700 g/t Ag, 2.8% Pb and 0.01% Zn.  Selective samples from the same study returned values up to 7,600 g/t Ag.

During the present exploration program completed by the Issuer, the average of all surface samples taken from the old workings was 172 g/t Ag, 1,540 PPM Cu, 4,656 PPM Pb and 4,701 PPM Zn.  The average values from all of the mineralized sections cut by the present drilling program was 90.6 g/t Ag, 238 PPM Cu, 1346 PPM Pb and 2229 PPM Zn.

Drilling

Diamond drilling was selected as the means for testing the targets generated during the channel and soil sampling.  Falcon Drilling Limited was contracted to perform this work utilizing a Falcon F-2000 machine.  A total of 1,893.63 meters of core drilling in 20 holes was completed; this includes 45 meters in the 3 holes (6A, 6B and 6C) which were drilled at Falcon Drilling’s cost.  Holes PPA-03-18 and PPA-03-20 were planned but not drilled.

Due to the extremely poor core recoveries in the Minera Aguilar program completed in the 1980’s, it was decided to use a HQ size triple tube core barrel for recovery.  The angle of the first 10 holes varied between minus 75° and minus 85°.  Core recoveries were poor in these holes.  In subsequent holes that were drilled at an angle of minus 50°, the recovery improved dramatically, rising ultimately to nearly 95%.

Drill hole 1 (PCA-03-1) was drilled to intersect unexposed conglomerate and mineralization along north south trending structures.  The values intersection in the conglomerate host rock averaged 62.3 g/t Ag over 15.3 meters.  The underlying silty sandstones also contained some mineralization, giving an overall value of 39.2 g/t Ag over 29.3 meters.

Drill hole PCA-03-2 was drilled 25 meters to the east of the first hole.  The objective of this hole was to test the silty sandstones at depth below the north south mineralizing structures.  The values encountered in the main conglomerate horizon averaged 14.3 g/t Ag over 7.95 meters and a narrow conglomerate in the silty sandstone which is probably on or near one of the mineralizing structures had a value of 35 g/t Ag over 5 meters.

Hole PCA–03-10 was drilled on the same section line but to the east of the pit with the objective of testing the northeastern continuity of silver values encountered on the east face of Bench 9 of the South Pit.  A zone averaging 22.2 g/t Ag over 10.0 meters was intersected at the base of the main conglomerate.

Hole PCA-03-3 drilled on section 5400 N was planned to intersect the same structures as cut by hole PCA-03-1.  The average value encountered in the main conglomerate was 43.8 g/t Ag over 16.48 meters.  A narrow conglomerate layer in the underlying silty sandstones returned 63.8 g/t Ag over 4.0 meters.

Holes PCA-03-4, 5 and 6 were drilled on section 5350 N where the two sets of high angle mineralizing structures intersect.  Hole PCA-03-4 cut a zone averaging 50.4 g/t Ag over 21.48 meters; Hole PCA-03-5 returned 133.2 g/t Ag over 34.8 meters and Hole PCA-03-6 cut 224.3 g/t Ag over 18.95 meters.  All the intersections were within the main (lower) conglomerate unit.  Hole PCA-03-22 was drilled on the same east-west section and returned an average of 187.1 g/t Ag over 40.0 meters.  The four holes on this section gave an average silver grade of 151.5 g/t over an average conglomerate thickness of 28.7 meters and an east-west direction of 65 meters.

Holes PCA-03-6A, 6B and 6C were drilled on the collar of hole PCA-03-6.  These test holes were bored by the contractor using different techniques in order to optimize the core recovery in future drilling.  The mean silver grade in the three holes is 486.6 g/t which is 147 g/t higher than that encountered in the same zone in the original hole, PCA-03-6 which had significant core loss  (Holes 6A, B and C were only drilled to 15 meters depth and the equivalent  15 meter section in Hole PCA-03-6 had a silver value of  339.3 g/t)

Holes PCA-03-7, 8 and 9 were drilled on section 5300 N.  The target of these holes was the intersection of the main conglomerate with potentially mineralizing structures.  The average value of mineralization intersected in the three holes was 53.44 g/t Ag over 26.26 meters.  Holes PCA-03-11, 12, 13, 14 and 15 are located on a east-west section to the east of the North Pit.  A conglomerate of up to 60 meters is thickness was intersected over an east-west length of 200 meters.  There are two to three mineralized horizons within the main conglomerate.  The results for each hole are as follows:

Hole No	Interval	Width	Ag (g/t)
PCA-03-11	6.1-14 meters 31-50.6 meters	5.9 19.6	16.9 25.81
PCA-03-12	32-62 meters 77-81 meters	3.0 4	38.7 52.8
PCA-03-13	37.57 meters 69-80 meters 92-102 meters	20 11 10	37.4 82.8 39.7
PCA-03-14	53-59 meters 88-91 meters 116-132 meters	6 3 16	18.7 24.7 35.2
PCA-03-15	57-60 meters 83-89 meters 118-118.4 meters	3 6 0.35	50.0 29.3 43.0

The mineralization is open to the north, south and east.

Holes PCA-03-16 and 17 were drilled to the west of the north pit and were sited on a soil geochemical anomaly.  Unaltered to slightly altered conglomerate was intersected in both holes.  No significant values were present in either hole.

Holes PCA-19 and 21 were also drilled on a geochemical soil anomaly approximately 500 meters south of the South Pit.  Both holes intersected strongly altered (chlorite-carbonate-pyrite) zones in conglomerates.  Both holes contained sporadic low silver values.  The area is open in all directions for future exploration.

Sampling Analysis and Security

(a)

Channel Sampling

During the initial investigations of the mine workings, it was apparent that the mineralization was probably controlled by both stratigraphy and steep structures, mainly joints and minor faults.  The preliminary channel sampling was therefore aimed at confirming this and determining a methodology for the future sampling of the entire workings area.  A bench in the South Pit was selected where the panels demonstrated various lithologies as well as structures which were apparently associated with mineralization.  The channels were laid out to transect both the lithologies and the structures.  The results of this sampling confirmed these controls and it was decided that for future sampling, horizontal and vertical samples would be taken to represent one section.  The samples would take into account lithologies and would also traverse the structures.  The horizontal samples were 250 centimetres long and where possible two vertical samples of 125 centimetres each were taken.  These were constrained by the equipment used for the sampling.  If the panels were narrower than 250 centimetres, the vertical samples were accordingly reduced.  The mean of the values of the metals in the vertical and horizontal samples represent a value for each panel.

Prior to marking off each channel, the footwall at the base of each sample was opened to expose the floor of the bench if possible.  The vertical and horizontal samples were marked off using aerosol paint.  The channel to be chipped alongside the paint line was cleaned before sampling and the face mapped in detail on a scale of either 1:50 or 1:100 depending upon the complexity of the geology.  A five centimetre wide channel, approximately one centimetre deep was chipped using a hammer and chisel and the sample captured in a pan.  The hammer, chisel and pan were cleaned between each sample using a brush.  The sample was placed in a plastic bag with the sample number marked on the outside using a permanent marking pen.  A numbered sample ticket was placed inside the bag before sealing with adhesive tape.  The sample numbers were assigned to each channel before sampling began and controlled during the chipping process.  The samples were then bagged, transported to the city of Salta and dispatched to the ALS-Chemex laboratories in the city of Mendoza, Argentina utilizing the Andesmar bus company.

A blank sample was inserted randomly, but at approximately every 30th sample, and a standard sample was inserted at approximately every 30th sample.

(b)

Soil Geochemistry

The area to the west of the North Pit and the area to the south of the South Pit are both colluviun covered.  Two soil geochemistry grids were therefore laid out in these areas to investigate the possibility of extensions of the mineralization encountered in the extremities of the two pit areas.  The west grid has dimensions of 500 meters north by 400 meters west and the south grid 450 meters north by 550 meters west.  The sample spacing was at 50 meter intervals in a north south direction and 25 meters in an east west direction.  One kilogram size soil samples were taken at a depth below recent soils which are mostly wind-blown.  Sampling depth varied from 50 – 100 centimetres.  The samples were placed in clean plastic bags and dispatched to the ALS-Chemex laboratory in Mendoza where they were dried and sieved to minus 80 mesh and then forwarded to the company’s laboratory in Chile.  In Chile the samples were analyzed for Ag, Cu, Pb, Zn, As and Sb by atomic absorption spectrophotometry.

All silver values were below detection limit.  On contouring the results using “minimum curvature” in the program SURFER, the remaining elements all showed anomalies that correlated fairly well between each element.  The best correlation, was between copper and arsenic and these two elements were chosen for evaluation.  On both grids north-south trending anomalies are evident; ie on the west grid between 5550E and 5600E and on the south grid at about 5700E.  Drilling in these areas was recommended since it was thought that these anomalies could represent mineralization along north-south trending structures.

(c)

Drilling

The core recovered from each drill run was placed in wooden core boxes with three rows of one meter each.  Driller’s blocks were placed at the end of each run, recording the depth in feet and meters.  The core was measured and marked off at one meter intervals, recording the relevant core losses.  A table for the rock quality designation was then completed and the core marked in preparation for splitting and sampling.  Care was taken that the core joined correctly at the end and beginning of each row in the boxes.  Where the core was friable, it was first wrapped in 5 centimetre wide masking tape to ensure the most representative sample.

The core was split using a diamond saw which was washed with clean water between every sample.  The samples were then bagged in plastic sample bags with the relevant number written on the outside of the bag in a permanent marker and a numbered sample ticket placed inside the bag before sealing with tape.  A blank sample and a standard sample were inserted at every alternate tenth sample.  Care was taken to ensure that the same side of the split core was always sampled.  The samples were then dispatched by bus to the ALS-Chemex laboratories in Mendoza following the same procedures as for the channel samples.

At the ALS-Chemex laboratories each sample was analyzed for Ag, Cu, Pb, Zn, As and Sb.  Silver was analyzed using the fire assay technique on a 30 gram sample with a final gravimetric determination and a lower detection limit of five PPM and no upper limit (ALS-Chemex code: Ag-GRA21).  The remaining elements were analyzed using atomic absorption spectrophotometry with multi-acid digestion.  The laboratory also inserted its own quality control samples and carried out duplicate check analyses on a regular basis.  The results of the analyses were reported via email to the relevant persons of the Issuer and final certificates were sent to the Issuer’s office in Vancouver.

With regard to security, this was a well run professional field operation managed by a team of three professionals one of whom was always on site.  Drill core and samples were monitored at all times.  The senior author reviewed the complete logging and sampling operation and can attest to the careful and diligent manner in which it was carried out.

All data is digitized and compiled in the field as well as in the local office in the city of Salta and the head office in Vancouver.  Analyses were checked against visual logs to ensure that no unusual statistical variance is present.  In addition, the ALS-Chemex laboratories inserted their own quality control samples and carried out duplicate check analysis on a regular basis.

Interpretation and Conclusions

The Providencia Property contains a known area of silver mineralization with lesser copper and lead-zinc values which appears to be a silver-rich end member of a classic, red bed copper type occurrence.  The mineralization is primarily stratabound and preferentially mineralizes a tabular, shallowly east dipping, poorly consolidated conglomerate unit.  The mineralization has apparently been concentrated in this porous, favourable horizon through near-vertical fractures and faults which have served to focus the mineralization in certain lense-like zones along and laterally within this horizon.

At present the mineralization has been outlined over a north-south strike length of approximately 900 meters and over an east-west extent of about 400 meters although significant portions of this area have been previously mined.  The mineralization remains open to the north, east and south and possibly to the west if down faulted remnants of the favourable horizon have been preserved from erosion there.  The thickness of the mineralized lenses within the main favourable horizon is quite variable (from less than 5 meters to as much as 101 meters).  The grade of the silver mineralization varies widely and probably depends upon the density of high angle feeder structures as well as porosity and permeability of the host units(s).

The average grade of the previously mined material is unknown but would appear to be in the order of 250 g/t Ag.  The average grade of the 1,133 channel samples taken from the surface workings during the present exploration program is 172 g/t Ag.  The average grade of mineralization from the current drill program is 90.6 g/t Ag.

The grades as outlined from the current drilling program are not economic, nevertheless thick sections of mineralized conglomerate are indicated to the east and north of the present workings (eg Minera Aguilar hole DDH-10 which cut 101 meters grading 69 g/t Ag).  Other areas outside the presently exposed and tested area could also host higher grade mineralization if feeder structures and porous host rock have focused mineralizing fluids.  The challenge is to delineate such potentially mineralized vectors.

Given the unique nature of the mineralizing system, its potential size and the probability of the occurrence of lenses of high grade material, the possibility of developing moderate tonnages of material of economic grade is considered to be good and further exploration is recommended.

Exploration and Development

The Providencia Report recommends the following three month exploration program on the Providencia Property consisting of trenching, petrographic work and, if warranted, core drilling:

		US$
1. Petrographic Work		5,000.00
2. Field Camp & Support Costs		45,000.00
3. Technical Personnel Salaries		30,000.00
4. Vehicles and Fuel		36,000.00
5. Backhoe Rental 400 hrs @ $120/hr all in		48,000.00
6. Diamond Drilling 2,500 meters @ $110/meter all in		275,000.00
7. Assays 600 samples @$25 ea		15,000.00
8. Travel and Accommodation		30,000.00
9. Telephone, freight, accounting, legal, surveying and miscellaneous support costs		20,000.00
10. Supervision and Consulting		25,000.00
11. Drafting and final report		8,000.00
		$537,000.00
	Contingency @ 10%	53,700.00
Total estimated costs (rounded)		US$590,000.00

This program is presently underway, and initial results are anticipated to be received in late December 2003 or early January 2004.

Chingolo Property

Property Description and Location

The Chingolo Property is located in the northwestern corner of Argentina very near the borders with Chile and Bolivia.  It is situated roughly 200 kilometres WNW of the city of San Salvador de Jujuy and about 240 kilometres NW of the city of Salta, capital of the Province of Salta.  It is centred about geographic coordinates 230° 14' south and 66° 53' west.  See Figure 4.

The Chingolo Property comprises an irregular rectangular block averaging about 16 kilometres (N-S) by about 13 kilometres (E-W).  Within this area there are a total of 4 concessions, aggregating 22,843 hectares, of which three were staked by the Issuer and are owned outright and the fourth can be acquired by the Issuer pursuant to an option agreement dated May 22, 2002.  See “Significant Acquisitions and Distributions”.  These concessions grant subsurface mineral rights, but not surface rights. Concession data are as follows:

Figure 4 (Dawson Figure 743B-03-02)

Name	Expediente No.	Type	Owner	Size
Unnamed	138-C-03	Cateo	Minera Cavok, S.R.L.	5,053 Ha.
Unnamed	137-C-03	Cateo	Minera Cavok, S.R.L.	2,740 Ha.
Unnamed	90-C-02	Cateo	Minera Cavok, S.R.L.	8,050 ha.
Aguiliri	129-C-97	Mina	Minera Cavok, S.R.L.	7,000 Ha.

In Argentina, once a mineral concession has been formally and officially registered, the owner has certain obligations to the state in the form of cash payments (canons).  In addition, there is a time limit to the exclusive rights of exploration granted by a cateo.  As none of the Chingolo claims are formally and officially registered yet, neither the payment obligations nor the time limits on the cateos have yet commenced.  No other party can claim mineral rights over the Issuer’s concessions during the interim in which formal registration is awaited.

All legal requirements on the Chingolo concessions have been fulfilled according to Argentine law and all contractual commitments with the owner of the one optioned concession have been met to date.  A legal land survey of the Chingolo Property has not been performed, nor is it required at this stage.

There is an internal parcel of approximately 1,530 hectares in the northerly portion of the Chingolo Property which is not controlled by the Issuer.

The Chingolo Property lies entirely within a nature reserve for the short-tailed chinchilla (reserva natural de la Chinchilla brevi caudata).  The reserve is very large, extending from the west edge of the Salar Olaruz to the Chilean border.  Mining operations, including borax mines currently in production and placer gold operations intermittently in production, are present within the reserve.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Chingolo Property abuts the Providencia Property to the north-west.  The main showing on the Chingolo Property lies west north-west of the old mine workings on the La Providencia concession at the Providencia Property. The Chingolo Property  is also accessible by road from the cities of San Salvador de Jujuy and Salta.

The climate, local resources and infrastructures are substantially similar to the Providencia Property.

Topography in the region is gentle to moderate with maximum relief in the order of 750 meters (4,200 – 4,950 meters).  Locally some areas may be steep such as the north-trending range along the eastern border of the concessions.  However in the area of the showings, topography is gentle with the total elevation difference less than 100 meters.

History

There is no record of when silver mineralization was discovered at Chingolo, however it was probably found by prospectors looking for similar mineralization as that found at Providencia mine, about 20 kilometres to the ESE.  It was probably discovered at about the time exploration work was being carried out at the Aguiliri uranium occurrence (circa 1980) which is located about 5 kilometres SSE of the main Chingolo showings.  A number of drill holes were bored at the Aguiliri showing but no work has been carried out there since the early 1980’s.

Minor trenching was completed at the main Chingolo showings some time prior to 1997.  In that year an examination of the property with sampling of the trenches was completed by Corriente Resources Inc.  This work confirmed the presence of silver mineralization with values recorded as high as 1,770 g/t Ag.

The Chingolo Property was examined by the Issuer in early 2002 and an option agreement concluded on the core property (Aguiliri) in late May 2002.  Subsequently additional ground was added by the Issuer through staking.  The Issuer completed a program of trenching, soil geochemistry, property mapping and core drilling during 2003.

Geological Setting and Mineralization

The geological setting of the Chingolo Property is substantially similar to that of the Providencia Property.

The Chingolo Property is underlain by a basement of Ordovician clastic sediments which form north-trending ridges as at the nearby Providencia Property.  Unconformably overlying this folded package are a sequence of Plio-Pleistocean conglomerates and sandstones which are usually preserved in fault-bounded grabens.  Younger volcanic rocks of andesitic-dacitic composition as well as local ignimbrite sheets cover the sedimentary packages in the central and northwest portions of the concessions and largely mask potential northerly extensions of the known mineralization.

The central part of the Chingolo Property is underlain by upper Tertiary conglomerates interbedded with sandstone horizons forming a package lithologically similar to the host rocks at the Providencia pits located about 20 kilometres to the SSE.  In contrast to Providencia, however, conglomerates observed at surface and intersected in drilling are finer grained and of more distal provenance.  The main conglomerate package at Chingolo extends from surface to at least 145 meters below surface in the section drilled to date.  They are interpreted to be continental fanglomerates.

In the immediate area of known silver mineralization, these epiclastic rocks are bleached grey-green to pale grey in colour.  Less altered epiclastic rocks to the east of the known mineralization are maroon in colour.  The Chingolo mineralized area is identifiable from a distance as an overall, pale yellowish grey, colour anomaly, cross-cut by a black, manganese stained ridge and by the resistant knob of silicified and barite-veined conglomerate situated to the north of the manganese ridge.

At the south end of the Chingolo showings, the conglomerates are overlain (stratigraphically and structurally) by biotite and quartz crystal dacitic tuffs.  To the east of the exposed conglomerates are four dacitic domes aligned in a northerly orientation.  Smaller dacitic domes are present to the east of the northerly aligned domes, perhaps controlled by NE and SE trending structures.  Calderas with dacitic necks form sub-circular, basinal depressions immediately north of the Chingolo showings.  To the north and west of this are younger composite volcanoes of andesitic to basaltic composition.  Tongues of these younger lavas reach into the older dacitic calderas.

Although much disrupted by volcanic features, the Tertiary epiclastic sediments lie in a northerly-trending trough between packages of Ordovician folded clastic sediments.  The eastern Ordovician ridges are exposed east of the aligned dacitic domes.  The western Ordovician ridges are situated between the mineralized area at Chingolo and Cerro de Jama and are overlain by younger, mafic volcanics.  The actual contacts between the Tertiary sediments and the Ordovician rocks are not exposed from mapping done to date.  Fractures and barite veins in surface outcrops at the main mineralized area on the Chingolo Property display several orientations, including N, ENE, NE, E-ESE and SE.  Dips for these features are generally moderately to steeply to the east and north, although a few westerly dips have also been recorded.  Bedding planes, however, appear to have a shallow dip and a low angle, structural fabric is also evident in the conglomerate outcrops.  Limited structural measurements from these shallowly-dipping features yielded conflicting orientations.  An easterly strike for the contact between conglomerate and southern tuffs within the area trenched can be inferred from the map pattern in trench geology, but the actual contact is not exposed at surface and the current map pattern may be as much a product of erosion as it is of structure.

The northerly trending Tertiary (Plio-Pleistocene) trough and associated structures are cross-cut by prominent, regional ENE, NE and WNW trending faults.  These structures also cross-cut the dacitic domes and associated ring patterns with some limited, apparent lateral displacement.  The WNW trending structures appear to cross-cut the ENE structures.  NE and WNW oriented structures appear to be roughly time equivalent.  All of these structures are in turn overlain by ignimbrites west of the Chingolo Property, and by younger, mafic volcanic features.  The Chingolo mineralized area is situated 17 km WNW of the Providencia mine area, within one of the most prominent WNW trending structural corridors which encompasses both occurrences.

There is a strong aeolian contribution to the overburden in the Chingolo area, particularly in the lee of any topographic features interrupting the prevailing WNW winds.  The combination of younger tuffs and sandy overburden will make geochemical exploration immediately south of the Chingolo trench area quite challenging.

At the Chingolo Property, silver mineralization together with elevated pathfinder copper-lead-antimony values appears to be preferentially hosted within the conglomeratic rocks.

In addition to the silver mineralization within the Chingolo Property, two other mineral occurrences are found within the concession boundaries.  A small hydrothermal borax mine (owned by other interests) is presently in production about 6 km NNE of the main area of silver mineralization.  A uranium occurrence (Aguiliri) is reported to occur on the flanks of the southernmost of the four dacitic domes, roughly 5 kilometres SSE of the silver mineralization.

Reconnaissance regional sampling has determined that the northerly aligned, dacitic volcanics carry relatively elevated arsenic values, including three samples exceeding 100 PPM As.  The highest of these, 631 PPM As, was obtained from the dome immediately east of the main area of silver mineralization.  In addition, a selective grab sample of sandy tuff with malachite staining returned a value of 6.82% Cu; silver values from this sample are below detection limit.  This sample came from tuffs on the rim of an apparent (buried) ring structure within a southwesterly draining valley where a thick section of tilted redbeds is exposed.  The location is within the overall, northerly-trending Tertiary trough roughly 7 kilometres south of the main Chingolo silver showings.

Exploration

Work performed by or on behalf of the Issuer at the Chingolo Property during late 2002 and to the end of September 2003 included soil sampling, shallow mechanized trenching and limited core drilling.  Reconnaissance mapping and prospecting was completed in March 2003 and a short program of check sampling and mapping was performed in August-September 2003.  The following is a summary of work completed to the end of June 2003:

Type	Work	Samples	Best Results
Soil	200m spacing	54 samples	2 samples above detection limit up to 11.4 PPM Ag
Trenching	190 pits, total volume 742m3	188 grab samples	9 samples >50 PPM Ag, up to 85.2PPM Ag
Drilling	2 holes, 482.1m	458 core samples	26 samples >=50 PPM Ag, including 5>100 PPM Ag, up to 167 ppm Ag

Soil Sampling Program

The soil sampling program, took place late in 2002.  Soil samples were collected using hand tools, from shallow pits at 200m intervals on an orthogonal grid pattern, and marked in the field with 1m x 5cm x 5cm wooden stakes.  Fifty-four samples were collected in this pattern, covering an area extending 1600m at 004° by 1000m at 094° (160 ha).  An additional 7 samples were collected from the area and analyzed with the rest.  It is unclear whether these additional samples are duplicates, selective grab samples of rock fragments, or samples from nearby but separate locations.  Unfortunately, there do not appear to be field notes of any kind describing either sample material or sample setting for the soil samples.

Trenching Program

The northerly-trending locus of elevated silver, lead, antimony and arsenic values in soil at the main showing at Chingolo formed the target for more detailed investigation through trenching.  This was accomplished with a backhoe/excavator.

One hundred ninety pits were excavated, with a total volume of 742m3.  Pits averaged 4.1m long by 0.5m wide by 1.7m deep, but ranged from 2 to 50m in length, and from 0.2 to 4m in depth.  Two of the historical pits were partially re-opened.  Most pits were oriented with their long axes in a generally northerly direction, presumably to expedite the digging, rather than from any geological considerations.  A few longer cross-pits were oriented in an easterly direction to explore for the eastern limits of the clay alteration and bleaching associated with the mineralizing system.  Pits along the manganese ridge were oriented in a northeasterly direction, again to expedite digging.  Pit spacing was variable, as close as every 20m in the main corridor, but widened to every 40m in flanking areas.  The depth of the pits was determined by the depth at which the pit material became too hard to be broken by the excavator (less weathered bedrock or duricrust).  In a few cases of deep overburden, the depth of the pits was limited by the reach of the bucket and the stability of the pit walls.

Each pit was a assigned a unique arbitrary number (M1 through to M190).  The number is also inscribed on the bottom of a stone with felt marker.  The labelled rock was placed at the top of a small cairn at the south or west end of each pit.  WGS84 UTM coordinates for the south or west end of each pit were measured using a hand-held, non-differential GPS unit.  The accuracy of these coordinates is estimated to be about +/- 8m.  Elevations from both the GPS unit and the altimeter were unreliable.

Excavated material was carefully piled beside the respective pits.  However, one scoop from midway down, and one scoop from the bottom of the pit were each placed in separate piles to the side.  The scoop from the bottom of the pit became the source material for the samples sent out for geochemical analysis.  All trench samples were grab samples from this bottom-scoop material.

Twelve pits were not sampled: 5 in overburden (M64, M116, M138, M161 and M164), 4 in sandy tuff (M159, M177, M178 and M179), and 3 in close proximity to other pits that had been sampled (M12, M132 and M146).

A total of 188 grab samples were collected from material scooped from the bottom of the trenches.

Geological Trench Results

A relatively limited suite of Tertiary lithologies is exposed in the trenches:

smCGM: this is a small-pebble, piedmont fan conglomerate.  Clasts are poorly sorted, angular to rounded pebbles to small cobbles from Ordovician protoliths, matrix-supported in a poorly sorted sand and clay matrix.  Occasionally, horizons with moderate sized cobbles were observed (mCGM), but these did not form mappable units, and may reflect channels in the fanglomerate.  The unit is extensive, and seems to comprise relatively distal fanglomerate facies.  It is exposed in both trenches and outcrop, and forms the primary host for mineralization in the trench area.

smCGMss: this unit has finer sand and silt horizons interbedded with the pebble conglomerates, and in many cases the conglomerate facies have fewer clasts (ie are more matrix-rich) than elsewhere.  Contacts are transitional between more closely packed conglomerate horizons on one hand, and dominantly sand and siltstone horizons on the other.

SS/SLT:  Poorly sorted, poorly cemented sand, silt and clay.  As conglomeratic clasts become fewer and fewer, this becomes a unit in its own right.  However, it is poorly represented, except as narrow interbeds, in the near-surface trench environment.  There may be a tuffaceous component in some of these horizons.

DVT- dacitic tuff: sandy tuffs and tuffaceous sand and siltstones form the dominant lithology at the southern end of the trench area, where they are exposed both in trenches and in small outcrops.  The tuffs are characterized by small biotite and quartz crystals, and markedly subdued trace element geochemistry.  The southern tuffs appear to overlie the conglomerates, and this relationship may be stratigraphic as well as structural.

In the central parts of the trench area, the conglomeratic rocks are bleached, pervasively silicified, and mineralized with pale buff to white barite in narrow veins, coarse clots, and disseminated clusters of bladed crystals.  These form resistant outcrop knobs and pavements.

Surrounding and below the silicified zone are rocks showing varying degrees of bleaching and clay alteration.  The more intensely altered rocks are white to pale grey, and contain barely discernible ghosts of pebbles.  As intensity of alteration decreases, particularly to the east, the pebbles start to retain some of their original colour, and the alteration generally becomes confined to matrix material and fine fractures in the clasts.  The trenches cross the clay alteration front to the east, but do not reach the far side of the clay alteration front either to the north or to the west.  The tuffs to the south appear to be unaffected by the clay alteration event, but this seems to be due to a structural or stratigraphic superposition of younger rocks rather than the limit of clay alteration contemporaneous with the mineralizing event.

Conglomerate rocks and overburden in the eastern trenches are noticeably maroon in colour.  A gradational contact between pale grey or grey-green altered rocks and maroon rocks strikes in a generally northerly direction, with westerly trending apophyses and patches in the manganese ridge area.  It is truncated by the appearance of tuffs to the south.  While pebbles are pale grey or grey-green in the central trench areas, the cores of many bleached pebbles along the eastern limits of the clay alteration front are maroon in colour.  This suggests that the maroon coloration pre-dates the clay alteration.

There is a highly calcareous outcrop of coarse, poorly sorted tuffs and volcanic sediments situated near the leading (north) edge of the tuff exposure, ie near the contact between the tuffs to the south and the conglomerates to the north.  These are the only calcareous rocks observed in either the trenches or the outcrops in the trench area.  Tuffs to the south and east are not calcareous at surface, nor are conglomerates and sandstones to the north.  It is not easy to know whether this calcite is fugitive calcite associated with the silver mineralizing event, or whether it is younger calcite associated with recent spring activity.  However, the calcite in question is situated along what is interpreted to be a post-mineralization contact, and recent (post-mineralization) travertine deposits are seen on the Chingolo property both to the north and to the south of the Chingolo silver showings.  This suggests that this calcite is unrelated to, or at best re-mobilized from, the mineralization event.

Chemical Weathering

In the south-central regions of the trench area, and downhill from the silicified knob is an expanse of yellow iron duricrust, sometimes immediately at surface, and sometimes a metre or two below the surface.  The duricrust is thin, ranging from a few centimetres to almost a metre in thickness, and may comprise several individual horizons.  It has formed in both bedrock and what appears to be overburden.  In peripheral areas, incipient duricrust is expressed as a network of iron hydroxides.  The better developed duricrusts carry abundant pale buff to white barite in coarse clots and disseminated clusters of bladed crystals.  Outside the main areas of duricrust development, particularly to the north, fine fractures in the conglomerate are filled with jarosite.  This jarosite plus the presence of the duricrust suggest that a concentration of iron sulphides may lie below the trench area.

In the manganese ridge area, there is a limited amount of manganese plus iron duricrust exposed in some of the trenches.  In addition, manganese minerals form thin but noticeable black surface stains draping over the “manganese” ridge, and “flowing” down outwash drainages.  Manganese minerals coat pebbles in the conglomerate at shallow levels, but the manganese minerals do not persist to depth.  Distal to the main area of manganese stain, and intimately associated with maroon conglomerates, low percentages of dendritic manganese minerals are found on clasts and fractures.

Geochemical Trench Results

Silver values ranged from below detection limits (<5PPM Ag) to a high of 85.2 PPM Ag (Sample CHU-10, pit 20).  Nine samples returned silver values exceeding 50 PPM Ag.

Table: Trench samples returning>50 PPM Ag

Sample	Pit#	Rock	Ag PPM	Cu PPM	Pb PPM	Zn PPM	As PPM	Sb PPM
CHU-10	20	smCGM	85.2	337	4490	108	752	623
CHA-10A	22	smCGM	83.4	101	3170	82	394	239
M3-206	11	smCGM	81	115	2560	103	147	223
M3-229	105	Duricrust	75	154	5210	412	471	494
CHT-4	6	smCGM	63	232	3600	100	476	164
M3-223	20	smCGM	61	218	3530	71	526	292
M3-238	109	smCGM	59	146	5430	90	200	552
M3-207	2	smCGM	57	57	7900	214	143	95
CHMN-04	134	smCGM	56.8	209	609	628	832	505

Field duplicates were taken from five trenches, four of which had returned >50 PPM Ag in the initial sampling.  Only one of the duplicates from the higher grade trenches (from trench 20) returned similar silver values to those obtained in the initial sample (61 PPM Ag vs 85.2 PPM Ag).  In the remainder of the field duplicates from higher grade trenches, the second samples returned substantially lower silver values than the initial sample.  The fact that values exceeding 50 PPM Ag were obtained independently from both sampling periods confirms that silver is present.  The difficulty in reproducing higher grade silver values must stem from the relationship between the sampling procedures and the distribution of silver.  Rather than being evenly disseminated in the host rock, silver mineralization in the trenches appears to be nuggety in its character, and possibly controlled by discrete features such as veinlets whose spacing is wider than could be represented in the grab samples.

Fortunately, the overall map pattern for the distribution of elevated silver values from trench samples remains essentially unchanged when the lower duplicate values are plotted in place of the higher values.

Table: Duplicate field samples from trenches

Sample	Pit #	Rock	Ag PPM	Cu PPM	Pb PPM	Zn PPM	As PPM	Sb PPM
CHU-10	20	smCGM	85.2	337	4490	108	752	623
M3-223	20	smCGM	61	218	3530	71	526	292
CHA-10A	22	smCGM	83.4	101	82	3170	394	239
CHA-10B	22	smCGM	12.6	115	83	1400	177	127
M3-222	22	smCGM	8	25	58	983	145	49
CHA-5	28	smCGM	5.8	259	145	1480	630	187
M3-221	28	smCGM	13	83	89	1415	629	134
CHMN-04	134	smCGM	56.8	209	609	628	832	505
M3-227	134	smCGM	27	40	628	419	1405	418
CHA-13	187	smCGM	17	106	149	1880	113	91
M3-289	187	smCGM	9	68	138	2040	62	41

Silver Trends

The map pattern for silver in trenches shows that the geochemical anomaly outlined by silver values >/=19 PPM Ag is closed to the south, and mostly closed to the east with the exception of a narrow SE-trending corridor at about 7434600N.  However, the anomaly remains open and untested to the north and the northwest, beneath the gas pipeline.

Several trends can be discerned within the map pattern for silver geochemistry as it presently stands:

NNE Trend

There appears to be a broad, overall north-northeasterly trend to the distribution of elevated silver values extending for 380m along the northwestern limit of the trenching.  Because the anomaly is open to the northwest, it is probable that this feature would become more of an irregular ovoid in its surface expression with further sampling.  The prominent silicified outcrop of conglomerate cut by several barite vein sets is centrally located within this geochemical feature.  The region where the best development of iron duricrust can be found is also within this feature, further to the south.  The feature is interrupted by a NW-trending, narrow geochemical low that coincides with an overburden-filled gully draining downhill to the northwest.

Northerly Trend

The broad NNE-trending geochemical feature intersects a northerly trending but discontinuous series of elevated silver values extending for an overall length of 510m.  Again, the discontinuities in the distribution of elevated silver values are generally congruent with gullies carrying deeper overburden and deeper weathering.  Both of the soil samples exceeding 5 PPM Ag fall within this northerly trending feature in the trench geochemistry.

Inner Detail

The apical point of intersection between the northerly and NNE trends is a partly open probably ovoid geochemical anomaly in silver, and also a region yielding a distinct cluster of elevated values in copper.  This intersection feature is at least 100m x 60m in size where it has been sampled thus far, and includes 8 trenches returning >20 PPM Ag.  Two of the historical trenches are also located in this area.  The soil sample returning 5.1 PPM Ag falls within this feature.

Within the northerly trending area of elevated silver values, and in some cases extending to the NNE trend are concentrations of higher silver values that may reflect some underlying structural controls on the distribution of the best silver values.  Caution is required in pursuing these interpretations, because the sample material from the trenches is not uniformly weathered and hence not uniformly leached.  That being said, the orientations are similar to vein and fracture orientations measured in bedrock, and so are worth considering.  The strongest feature is a linear trend at about 105° cutting both the northerly and the north-northeasterly silver trends in the vicinity of the prominent silicified conglomerate outcrop.  This ESE-trending feature terminates abruptly at the eastern limit of the northerly trending anomaly, but is open to the west.  Where tested, the feature extends for 180m.  It comprises the results from 6 trenches, of which 3 returned values >50 PPM Ag.  The soil sample returning 11.4 PPM Ag lies just south of this trend, where there is either a widening in the feature or an intersection between northerly trends and the ESE trend.

Although somewhat lower grade than the others, the next best-developed linear detail in the distribution of silver extends for 170m at 016°, straddling the manganese ridge.  This feature comprises results from 5 trenches, of which 1 returned silver values >50 PPM Ag.

There are two or possibly 3 additional linear features formed by 2-point anomalies.  One extends for 30m at about 006°, another for 40m at 322°.  The third is more speculative.  It may be a widening in the 105° feature, or it may be a cross-cutting feature running 30m at 006°.  In the case of these 2-point anomalies, the apparent trend could well be an artifact of trench locations.

Pathfinder Geochemistry

Elevated silver geochemistry from trench samples showed moderate positive correlations with both copper and lead (.6437 and .6484 respectively).  However, the correlation between copper and lead themselves, is only .4248.  Zinc shows a negative correlation with silver, which suggests zoning within the system.

Trench Geochemical Correlations

	Ag PPM	Cu PPM	Zn PPM	Pb PPM	As PPM	Sb PPM
Ag PPM	1
Cu PPM	0.643692	1
Zn PPM	-0.09701	0.042914
Pb PPM	0.648447	0.424795	-0.09179	1
As PPM	0.108635	0.162843	0.599908	0.043934	1
Sb PPM	0.496866	0.453621	0.243829	0.415529	0.289537	1

Copper

Copper values from trench samples, while higher than those obtained from the soil samples, were still fairly subdued and somewhat scattered in their distribution.  Nevertheless, the overall pattern of a NNE trend intersecting a more discontinuous northerly trend can be seen in the distribution of trenches returning greater than 100 PPM Cu.  Thirteen trench samples returned >200 PPM Cu, up to a maximum of 337 PPM Cu (sample U-10 from trench 20).  All but 2 of these 13 samples also returned elevated Ag values >20 PPM Ag.  The sample with the highest copper result (U-10) returned a silver value of 85.2 PPM Ag.

In map pattern, the most striking cluster of elevated copper values corresponds to the feature with elevated silver geochemistry at the intersection of the NNE and northerly trends in elevated silver results.  Six trenches in this area returned >200 PPM Cu.  A seventh trench returning 211 PPM Cu extends the copper anomaly to the SSW along the “NNE” silver trend.

Two trenches along the 105° silver trend returned copper values >200 PPM Cu, including sample U-10, with the highest copper value from the trenches (337 PPM Cu).

The remaining 3 trenches returning >200 PPM Cu are situated within the 0160 feature with elevated silver values straddling the manganese ridge.

Lead

There is quite a widespread region returning elevated lead values from the trench samples.  Fifty-seven trench samples returned lead values greater than 1000 PPM Pb.  Nine trench samples returned lead values >5000 PPM Pb, up to a maximum of 8,510 PPM Pb (sample M3-230 from pit 106).  There is a strong association of lead with barite mineralization.

The strongest cluster of elevated lead values lies at the southern end of the NNE-trending silver feature, where six trenches returned values >/=4700 PPM Pb up to 8510 PPM Pb.  The NNE silver feature can also be traced in the elevated Pb values, but is more poorly developed at its north end than it is in silver and copper.  Instead, there is a little satellite of moderately elevated lead values (1120 to 1720 PPM Pb) located to the NE of the silver plus copper cluster suggestive of a more distal extension of the feature.

The northerly trend is visible in elevated lead values, but is more complex and discontinuous, with satellite features to the south and east of the silver anomalies. It suggests that there are two distinct phases of lead mineralization: one spatially associated with silver mineralization, and the other a more distal part of the mineralizing system, where silver is generally weak or absent.

Zinc

The strongest cluster of elevated zinc values from the trench sampling occurs to the south of the northerly trending silver feature and is interdigitated with that same silver feature north of the manganese ridge.  Twenty-four trenches in the southern area returned zinc values >470 PPM Zn, with some of the highest values clustered at the south end of the feature: 6 trenches returning >1000 PPM Zn to the high of 3120 PPM Zn (CHA-25).  It should be noted that the trenches do not cover a wide enough area to delineate this zinc feature: it is open both to the west and the east.  However, even the zinc values are abruptly cut off to the south at the contact with the overlying dacitic tuffs.

There are some scattered zinc values >470 PPM Zn east of the silver anomalies in the central portions of the grid, and a few more just northeast of the intersection of the NNE and northerly silver trends.

The core regions of the NNE and northerly silver trends are expressed as relative lows in zinc.

There appear to be two aspects to the distribution of elevated zinc values in the trench geochemistry.  Firstly, the silver mineralizing system appears to be zoned, with zinc dominating in more distal parts of the system where silver, copper, and to a lesser extent lead, values have dropped off.

In addition to this, there may be remobilized zinc present.  It is strongly developed on the manganese ridge, where weathering is quite deep, and it seems to favour lithologies with sandy and ashy interbeds, whereas the better silver-copper-lead values were obtained from thicker conglomeratic horizons.

Arsenic

Arsenic shows a stronger correlation with zinc than it does for any other of the elements for which the trench samples were analyzed, although even that correlation is fairly weak (.5999).  Like zinc, arsenic is strongly clustered to the south of the northerly trending silver anomaly, where 8 trenches returned arsenic values >500 PPM As, including 3 values >2000 PPM As up to the trench program maximum of 4720 PPM As (sample A26 from pit 167).  There is also a fairly strong arsenic anomaly, with 4 trenches returning >1000 PPM As situated parallel to but east of the northerly trending silver feature.  This latter arsenic anomaly is open to the east.  As with the other elements for which trench samples were analyzed, arsenic values drop off sharply south of the contact with the overlying dacitic tuffs.

The relationship between somewhat elevated arsenic values (400 PPM As to 899 PPM As) and the NNE silver trend is different.  Here somewhat elevated arsenic values are both coincident with and flanking the elevated silver values.  This suggests that it is possible that the silver mineralogy is slightly different in the NNE silver trend than it is in the northerly silver trend.  Thin section and microprobe work would be required to resolve this kind of a question.

Antimony

Antimony values from the trench samples ranged up to 808 PPM Sb, with 13 samples returning >400 PPM Sb.  Like arsenic, antimony appears to have an ambivalent distribution in the trench samples.  From the manganese ridge to the south, antimony appears to flank the northerly trending silver feature, as a more distal element in a zoned mineralizing system.  A similar relationship holds at the far north end of the northerly trending silver feature, where antimony forms an eastern flank.  However, in the NNE trending silver feature samples returning elevated antimony values are coincident with some, but not all, of those that returned elevated silver.  This further corroborates the possibility that the silver mineralogy in the NNE system may be slightly different from that in the northerly trending system.

Drilling

During April and May, 2003, two holes totalling 481.1m were drilled at Chingolo to test for silver mineralization: CH03-1 and CH03-2.  Falcon Drilling performed the work using a Falcon F-2000 hydraulic drill recovering HTT core.  A 5-ft triple core tube with a split inner sleeve was used in order both to maximize core recovery and to minimize damage to soft or rubbly core during its removal from the tube.  HTT core is slightly smaller in diameter than conventional HQ core.

Drill Summary

Hole No.	WGS84_E	WGS84_N	Elev(m)	Dip	Az	EOH(m)
CH03-1	709997	7434727	4285	-50	270	241.0
CH03-2	710037	7434727	4285	-60	270	241.1

Operations were based from the camp at the Providencia Property, with workers commuting to Chingolo on a daily basis.  The drill was mobilized to within 2 kilometres of the drill sites by tractor trailer, beyond which the trailer was unhitched from the truck and pulled by D&H Caterpillar bulldozer.  No improved roads were constructed, and the terrain in the immediate Chingolo area was gentle and barren enough to permit cross-country travel in the 4WD pick-up trucks used for crew-change etc.  Diesel fuel was stored on-site at Chingolo in a tank trailer.

The drill operated 24 hours per day in two 12-hour shifts comprising one Canadian driller and two Argentinean helpers on each shift.  Pad preparation and drill moves were accomplished using the cat.  Water for the drilling operations was purchased from Marcos Cruz, who controls water from a flowing spring in Jama.  Water was trucked the 13 kilometres from Jama to Chingolo about 4 times per day.  The drill operation consumed about 30,000 litres of water per 24 hours of drilling.

Caving, swelling clay, and washing were experienced in various sections of both drill holes.  Bentonite and various polymers were used to help stabilize the hole walls and aid core recovery.  In CH03-2, cementing was also necessary.  The contractor was cognizant of the metal suite for which the core was being analyzed, and made an effort to avoid additives that would contaminate the core with trace metals.  In particular, care was taken to use non-metallic lubricants on the rod threads.

At this early stage of exploration, only rudimentary geotechnical information (recovery and RQD) was logged.  Recovery in the HTT core averaged 95% in both holes.  When it became necessary to reduce to NTT core in CH03-2, recovery dropped to 75%.  Late fault gouge and certain very poorly cemented horizons within the sandstones proved difficult to recover in HTT core, and nearly impossible to recover in NTT core.

A simple RQD consisting of the cumulative length of core pieces greater than 10cm in unbroken length from each drill run expressed as a percent was measured and calculated.  RQD averaged 66% in CH03-1, and 62% in CH03-2.  Although not systematically measured, much of the core in both CH03-1 and CH03-2 was soft and/or crumbly.

Only 2 holes of a planned 2 fence, 6 hole program were completed.  The concept tested was that of a steep northerly trending epithermal system within which higher grade silver values were expected to be further controlled by host lithology with the conglomerate being the more favourable host and by fault, fracture and vein networks.  At surface, fracture and barite vein orientations included N, ENE, NE, E-ESE, and SE.  Dips were generally moderate to steep to the east and the north.  There were also shallow bedding planes and a shallow structural fabric (inherited from thrust events?) to consider, for which the limited structural measurements gave conflicting orientations.  It was understood at the outset that no one drill orientation could adequately test all these orientations at the same time.  The first pass drilling was laid out to test the main northerly trending body of the system, and most structural orientations except those with strikes close to easterly in direction.  In addition to the primary mission of exploring for silver mineralization, the concept test was designed to probe, if possible, how thick the package of favourable conglomerates might be, where the outer limits of the main alteration and mineralizing system were, and whether the calibre of silver mineralization increased with depth.

Drill collars were chained from the trenches on the ground.  CH03-1 was collared 4.5m south of and 17m east of the south end of trench M22 (83.4PPM Ag).  CH03-2 was collared 40m back (east) and on section from CH03-1.  The third hole in the section, which would have tested beneath the silicified conglomerate outcrop at shallower depths, was never drilled.

Collar locations are marked on the ground with a 1m x 5cm x 5cm wooden stake onto which a labelled aluminium tag has been stapled.  The holes themselves are each covered with a large rock.  The casing has been removed, but the drill holes have not been plugged or cemented.

Geological Drill Results

Both CH03-1 and CH03-2 were collared in an upper package of matrix-supported Tertiary conglomerates (CGM) with variable small to moderate-sized subrounded to angular pebbles of Ordovician provenance in a poorly cemented sandy matrix.  In general, centimetre to meter scale sandstone/siltstone interbeds become increasingly abundant with depth (CGMss), but with some repetition of the conglomerates within sequence.  The matrix is generally sandy, and as sandstone/siltstone interbeds increase, so too does the percentage of matrix material within the conglomerate.  Near the bottom of CH03-2, these finer sediments eventually dominate, in a package of sandstone/siltstone (SS/SLT) with sparse narrow conglomeratic interbeds.  The contact between the overall conglomeratic package and the dominantly sandstone package lies about 200m below surface on this section.  The conglomerates are interpreted to be range-front fan deposits.

Despite the gross fining of the overall sequence with depth, bedding within individual beds generally fines upwards, and the sequence is interpreted to be facing upwards.  Core angles suggest that the overall bedding has gentle easterly apparent dips in the plane of the drill section.  In some places there are radical departures from this bedding orientation.  There are various possible interpretations of this, including cross-bedding and the possible rotation of the bedding within brittle fault blocks.

Both holes intersected a horizon with intense pervasive clay alteration that obliterates all primary fabric.  Below this clay horizon, the CGM-CGMss sequence is repeated.  The protolith in this clay-altered region was probably matrix-rich CGMss.  In CH03-2 ghosts of conglomeratic pebbles become visible near the bottom of the clay-altered section.

In CH03-1 two very narrow (10cm) igneous horizons were intersected.  They are interpreted to be dacitic dykes or sills.  However, it is also possible that they are cobbles within the conglomerate.  The igneous rocks were not observed in CH03-2.  However, if they are steeply inclined, they would have been intersected by CH03-2 within the zone of intense pervasive clay alteration.

Weathering and Oxidation

Where tested by CH03-1 and CH03-2, the oxide zone is about 20m thick.  Within this horizon, no sulphides are preserved, and Cu-Ag geochemistry may be subdued due to leaching.  Overburden is shallow, averaging about 2m in this area.  Weathered iron assemblages include jarosite, red hematite, goethite, and limonite.  Specular hematite is sometimes disseminated in less altered and less weathered clasts.  Low percentages of black sooty manganese minerals coat fractures within the oxidized zone.  Manganese is more abundant in CH03-2 than it is in CH03-1.

Below about 20m, sulphides are well preserved, although rusty weathering products of iron minerals can be seen on fractures at considerable depths, and occasionally sparse dendritic manganese minerals are present on fractures as well.  The rocks have been bleached and strongly altered, and are generally pale grey to grey green in colour.

In the lowest reaches of both CH03-1 and CH03-2, the drill holes pass out of the grey-green alteration envelope, and enter a sequence of redbeds (CGMss and SS/SLT).  The contact between grey-green and red rocks, ie a western limit of bleaching alteration, is gradational and discordant.  The contact has an apparent dip of about 60° east in the plane of the drilling.  However, exact positioning of the alteration contacts may have been off-set by late faulting.  Higher up in the drill holes, still within the alteration envelope, clasts with red or maroon cores and bleached rims can be observed, suggesting the possibility that the entire sequence was once part of a redbed package.  In this case, the corresponding eastern limit of bleaching alteration must still lie to the east of the holes drilled to date.  The eastern limit may have westerly dips.

Sulfide mineralization and trace metal geochemistry are both very subdued within the lower redbeds.

Table Summary Drill Geology

Litho	Description	CH03-1			CH03-2
		From (m)	To	Length	From (m)	To	Length
Ovb	Overburden	0	2.95	1.52	0	1.75	1.75
CGM	Dominantly small conglomerate w/sparse sandy/silty interbeds	2.95	95.6	92.65	1.75	77	75.25
smCGMss	>5% fg sandy/silt/clay interbeds	95.6	103	7.4	77	106.7	29.7
Clay	Fg, intense clay alt	103	106.1	3	106.7	147	40.3
CGM	Dominantly small conglomerate w/sparse sand/silty interbeds	106.1	131	25	147	218	72
smCGMss	>5% fg sandy/silt/clay interbeds	131	143.65	12.65	218	229.6	11.6
Cgm	Dominantly small conglomerate w/sparse sandy/silty interbeds	143.65	165	21.35	------
smCGMss	>5% fg sandy/silt/clay interbeds	165	241	76	--------
SS/SLT	Mostly SS/SLT	-----			229.6	241.1	11.7

Table: Alteration and Redox Conditions

	CH03-1			CH03-2
	From (m)	To	Length (m)	From (m)	To	Length (m)
Weathered/oxidized (no sulphides)	0	27.4	27.4	0	18.4	18.4
1st appearance of sulphides	27.4			18.4
Altered and sulphides present	27.4	162	134.6	18.4	212	193.6
Gradational to red	162	179.45	17.45	212	218.7	6.7
Dominantly red (less altered)	179.45	241	61.59	218.7	241.1	22.3

Geochemical Drill Results

Silver values from the drilling are comparable to and somewhat higher than silver results from the surface trenches, ranging up to a maximum value of 167 PPM Ag/1.0m core length.  Eight samples from CH03-1 returned >50 PPM Ag/1.0m core length, including one sample that returned >100 PPM Ag/1.0m core length (sample M69051 with 124 PPM Ag/10m core length).  CH03-2 was more strongly mineralized: 18 samples returned >/=50 PPM Ag, of which 4 exceeded 100 PPM Ag (M69311 with 131 PPM Ag/0.9m core length, M69376 with 121 PPM Ag/1.0m core length, M69404 with 139 PPM Ag/1.0m core length, and M69419 with 167 PPM Ag/1.0m core length).  At present there is insufficient strike information from drilling to permit reliable estimates of the true width of intercepts encountered in core.

Elevated silver values are discontinuously distributed within a mineralized corridor at least 100m in apparent thickness and with an apparent dip of amount 45° east in the plane of the drilling.  The corridor extends to surface, has been tested to a vertical depth of 145m below surface in the drilling to date, and remains open to depth down dip.  Additional drilling would be required to determine true strikes, dips, and thicknesses for this corridor, and whether it were a roughly planar body, or some other shape in three dimensions.

Within this corridor, there are at least 3 clusters of elevated silver values exceeding 19 PPM Ag, as well as several isolated spikes of comparable magnitudes of silver mineralization.  The highest silver values (>100 PPM Ag) are associated with the clusters.  Overall, the deeper of the two holes (CH03-2) showed a more coherent development of clustered silver values, and returned higher silver grades than the shallower hole (CH03-1).  CH03-2 also shows a broader alteration envelope expressed as sulfide distribution and elevated trace element geochemistry, for which low but above background silver values extend to the end of the hole.

Table: Silver >/=50 PPM Ag in CH03-1

From (m)	To	Core Length (m)	Sample	Ag PPM	Notes
51.3	52.3	1	M-69051	124	Vein barite
62.8	63.8	1	M-69064	59	Vein barite; A’ (andM20?)
74.8	75.8	1	M-69077	60	Vein barite
78.8	79.8	1	M-69081	69	Vein barite
86.8	87.8	1	M-69090	62	Vein barite; B’ (and M11?)
91.8	92.8	1	M-69096	72	Vein barite
105	106	1	M-69110	86	Vein barite; intense clay alt
128	129	1	M-69136	65	Coarse conglomerate, clay gouge

Table: Silver >/=50 PPM Ag in CH03-2

From (m)	To	Core Length (m)	Sample	Ag PPM	Notes
48.3	49.3	1	M69310	84	Fractures
49.3	50.2	0.9	M69311	131	Vein barite
50.2	51.3	1.1	M69312	90	Fractures
58	59	1	M69320	84	Fractures
100	101	1	M69367	57	Vein barite; CGMss
108.7	109.7	1	M69376	121	Clay; py stringers
112.7	113.7	1	M69380	89	Clay; diss py
113.7	114.7	1	M69381	64	Clay;diss py
118.7	119.7	1	M69387	82	Clay;diss py
134	135	1	M69404	139	Clay; ba network, A
135	136	1	M69405	71	Clay; ba network
136	137	1	M69406	68	Clay; ba network
139	140	1	M69409	58	Clay; ba network
147	148	1	M69418	50	CGM ct, fault
148	149	1	M69419	167	Diss py; B
149	150	1	M69420	80	Diss py
150	151	1	M69421	50	Vein barite
151	152	1	M69422	61	Vein barite

Although not all samples returning higher silver values also contained vein barite, much of the higher grade silver mineralization at Chingolo is strongly associated with barite veins mineralized with galena, chalcopyrite, pyrite, sphalerite, and probably tetrahedrite, particularly in CH03-1.  As seen in outcrop and in networks within the core, there are several orientations to the barite veins.  In general, it was difficult to find convincing correlations between veins and veined horizons from one drill hole to the next using measured core angles from veins and structures within the samples returning elevated silver values.  However, in four cases the core angles, elevated silver values, and similar geochemistry (Ag-Cu-Sb) did line up in a possibly meaningful pattern: A-A’-trench M20 seems to follow a structure with an apparent dip of -80 east in the plane of the drilling, B-B’-trench M11 seem to follow a structure with an apparent dip of -75 east on the plane of the drilling; C-C’-trench M22 although slightly less compelling, may be parallel to A-A’, and D-D’ may be conformable to bedding or some other shallow fabric, here with apparent dips at 87° west in the plane of the drilling.  Notwithstanding these observations, it is important to remember that several orientations may be controlling mineralization simultaneously.  Furthermore, possible controlling structures close to the plane of the drilling may not have been observed and properly appreciated in this drill campaign.

Elevated silver values are found hosted within the horizon with intense, pervasive clay alteration, the main conglomerates, and conglomeratic horizons within the interbedded conglomerates and sandstones (CGMss).  Silver values are relatively subdued within the oxidized horizon, including the possible down dip extension in CH03-1 of rocks returning elevated silver values in trench M22.  Somewhat elevated values in the teens or low twenties (PPM Ag) did persist into the finer grained red rocks in the lower parts of CH03-2, which leads to speculation that either additional favourable and possibly mineralized rocks might lie below this horizon, or that a higher grade core to the system is closer to CH03-2 than to CH03-1, and may lie to the east of CH03-2 at depth.

Silver values showed moderately positive correlations with copper (.65), lead (.65), and antimony (.61) in the geochemical results from core samples.  However, copper and antimony are much more strongly correlated to each other (.73) than are copper and lead (.57).  Zinc is generally depleted where the highest silver values are found.

Geochemical Correlations in Core

	Ag PPM	Cu PPM	Pb PPM	Zn PPM	As PPM	Sb PPM
Ag PPM	1
Cu PPM	0.648504	1
Pb PPM	0.64739	0.565701	1
Zn PPM	0.241103	0.15036	0.383933	1
As PPM	0.339175	0.325844	0.548764	0.315116	1
Sb PPM	0.612639	0.729539	0.495474	0.21003	0.350518	1

All of the pathfinder elements analyzed displayed shoulders of somewhat elevated values above and below the main silver corridor.  However, the relationship between silver and pathfinder elements is different in the lower sandstones of CH03-2 than it is in the conglomerates. In particular, the association of lead with silver is not present in the sandstones, and the correlative values of copper and antimony, while discernible, are very much subdued.  It might be prudent to re-assay some of the sandstones to see if the somewhat elevated silver values are in fact reproducible.

At the upper ends of both CH03-1 and CH03-2, it is interesting to note that the distribution of antimony and lead seem to have been less affected by surface weathering and oxidation than the other elements.

Alteration and Sulfide Mineralization

Silicification

In surface conglomerate outcrop and in float downhill to the west of the knob, it is apparent that the conglomerates have been silicified to varying extents, some (represented in the float) quite strongly.  Fine hairline fractures filled with silica are observed in trench material as well.  However, very little substantial silicification was observed in core from CH03-1 and CH03-2.  The little that is present is expressed as weak pervasive silicification in the matrix, and silica within fine fractures cutting clasts.

Clay Alteration

The dominant alteration assemblage intersected in the holes drilled to date is the leaching and clay alteration that bleaches otherwise red and green rocks to a pale white to grey-green.  The clays were soapy to the touch, and stuck to the tongue.  In both holes, this alteration can be sufficiently intense to destroy all primary features within the rock.  Particularly in CH03-2, the highest silver values are clustered in and around this most intensely altered horizon.  No work directed towards identifying clay species has yet been undertaken.

White mica is present in the system, but is generally very fine grained and mixed in with clay, so that it is difficult to estimate its abundance.

Calcite

The bleached and clay altered conglomeratic rocks are not noticeably calcareous.  However, at and below the transition from bleached and grey-green rocks to red rocks there is a pronounced (fugitive) calcite halo around the more altered rocks.  In CH03-1 it extends from 179.45m to 234m, and then wanes.  It is only intermittently developed in CH03-2, but extends from 210.6m to the end of the hole.

Other Carbonates

Unlike calcite, there appear to be one or more species of other carbonates that are not readily reactive with 10% HCl within the mineralized corridor.  They are most probably iron carbonates such as ankerite or siderite, but may also include others, especially lead carbonates.  They can be seen as white to pinkish buff fine-grained rhombic minerals within fractures and cavities in the conglomerate.  Additional work to enhance the understanding of the carbonate mineralogy in the Chingolo system remains to be undertaken.

Barite

Barite is an important mineral at shallow depths in the Chingolo system tested to date.  It occurs as veins, coarse massive clots, and disseminated clusters of bladed crystals both in surface exposures and in core.  It is generally white to pale buff in colour.  In core, barite veins are mineralized with galena, chalcopyrite, sphalerite, pyrite, and possibly tetrahedrite.  The galena and chalcopyrite often occur together.  Many of the higher grade silver values occur in samples that also carry barite veins, particularly in CH03-1.  With increasing depth, as in CH03-2, the silver mineralization continues, but barite seems to diminish in abundance and importance.

Base Metal Sulphides

In addition to their presence in barite veins, galena, chalcopyrite, and sphalerite are also disseminated in low concentrations in the conglomerates themselves.  Sphalerite ranges in colour from a pale, translucent, amber colour (“honey” sphalerite) to a moderate red colour.  Tetrahedrite and other dark copper or silver minerals are also present, but those large enough to identify with the eye are only sparsely distributed.

Pyrite

Pyrite is surprisingly abundant, ranging up to 6%/1m, and averaging 2% by volume over the mineralized corridor.  Pyrite mineralization extends a further 40m or so beyond (below) the corridor.  The corresponding pyrite halo above the mineralizing corridor seems less well developed in the holes drilled to date, and is cut off sharply in the oxidized zone, where pyrite has been destroyed.  The country rocks beyond the pyrite halo have very low background sulfide concentrations, much less than 1%.  Pyrite occurs filling fractures, in narrow stringers, rimming clasts, filling interstices or pressure shadows, and as fine disseminations.  It displays various crystal habits, including pyritohedral and cubic euhedra, but is also locally anhedral.  The pyrite is generally fine to very fine-grained in size.  Clasts within the conglomerate are preferentially fractured and sulfidized, but as the intensity of fracturing increases, pyrite-filled fractures propagate through the matrix as well.  Within parts of the intense clay-altered horizon, pyrite occurs as mm-scale disseminated ellipsoidal clots, giving the rock a distinctive speckled appearance.  The distribution of pyrite at Chingolo suggests that most of the pyrite in these rocks is Tertiary pyrite, rather than Ordovician pyrite belonging to clast protoliths.  The extent to which the pyrite has been remobilized locally from the Ordovician clasts rather than being introduced by Tertiary fluids is not yet known.

In many places, pyrite has been flattened and smeared in late slip planes.  Marcasite may also be present in that environment.  In a few places, pyrite nodules to 2mm in diameter were observed in open-spaces associated with vein barite, such as in CH03-2 at 155-156m.

In core, the pyrite frequently appears quite black, partly from being ground, and partly as it weathers to black iron hydroxides.  Jarosite also forms after pyrite on weathered fractures.

Silver values are not directly proportional to pyrite quantities, and there may in fact be pyrite destruction associated with the best silver mineralization.

Other minerals

Disseminated specular hematite is sometimes present within clasts.

Native sulphur has been observed within the mineralizing corridor, as well as some dark yellow and bright orange minerals that are reminiscent of secondary uranium species.  A variety of other very fine grained minerals are present in trace percentages, but have yet to be identified with any confidence.  These include some dark grey metallic minerals, a few very small translucent red crystals, and clear prismatic crystals that do not appear to be quartz.

Low percentages of translucent clear to white gypsum as disseminated crystals and narrow veins are present in the red sandstones and interbedded clastic units well below the mineralized corridor.

Sampling, Analysis and Security

Soil sampling

The soil sampling work completed in late 2002 was an early reconnaissance program designed to obtain a general idea of background and response.  Soil samples were placed in labelled plastic bags, sealed with packing tape, carried by pick-up to Salta, and thence shipped by bus to ALS Chemex in Mendoza, Argentina.  Sample preparation, including drying and sieving to –80 mesh was completed at the ALS Chemex laboratory in Mendoza.  Pulps were then shipped to ALS Chemex in Chile for geochemical analysis.  All soil samples were analysed for Ag, Cu, Pb, Zn, As and Sb.

Pit Sampling

One hundred ninety pits were excavated, with a total volume of 742 m3.  Pits averaged 4.1m long by 0.5m wide by 1.7m deep, but ranged from 2 to 50m in length, and from 0.2 to 4m in depth.  Two of the historical pits were partially re-opened.  Most pits were oriented with their long axes in a generally northerly direction, presumably to expedite the digging, rather than from any geological considerations.  A few longer cross-pits were oriented in an easterly direction to explore for the eastern limits of the clay alteration and bleaching associated with the mineralizing system.  Pits along the manganese ridge were oriented in a northeasterly direction, again to expedite digging.  Pit spacing was variable, as close as every 20m in the main corridor, but widened to every 40m in flanking areas.  The depth of the pits was determined by the depth at which the pit material became too hard to be broken by the excavator (less weathered bedrock or duricrust).  In a few cases of deep overburden, the depth of the pits was limited by the reach of the bucket and the stability of the pit walls.

Each pit was assigned a unique arbitrary number (M1 through to M190).  The number is also inscribed on the bottom of a stone with felt marker.  The labelled rock was placed at the top of a small cairn at the south or west end of each pit.  WGS 84 UTM coordinates for the south or west end of each pit were measured using a hand-held, non-differential GPS unit.  The accuracy of these coordinates is estimated to be about +/- 8m.  Elevations from both the GPS unit and the altimeter were unreliable.

Excavated material was carefully piled beside the respective pits.  However, one scoop from mid-way down, and one scoop from the bottom of the pit were each placed in separate piles to the side.  The scoop from the bottom of the pit became the source material for the samples sent out for geochemical analysis.  All trench samples were grab samples from this bottom-scoop material.

Twelve pits were not sampled: 5 in overburden (M64, M116, M138, M161 and M164), 4 in sandy tuff (M159, M177, M178 and M179) and 3 in close proximity to other pits that had been sampled (M12, M132 and M146)

A total of 188 grab samples were collected from material scooped from the bottom of the pits.

Pit samples were placed in labelled plastic bags, sealed with packing tape, carried by pick-up trick to Salta, and thence shipped by bus to ALS Chemex in Mendoza, Argentina.  Sample preparation was completed at the ALS Chemex lab in Mendoza.  Pulps were then shipped to ALS Chemex in Chile for geochemical analysis.  At the ALS-Chemex laboratories each sample was analyzed for Ag, Cu, Pb, Zn, As and Sb.  Silver was analysed using the fire assay technique on a 30 gram sample with a final gravimetric determination and a lower detection limit of five PPM and no upper limit (ALS-Chemex code: Ag-GRA21).  The remaining elements were analyzed using atomic absorption spectrophotometry with multi-acid digestion.  The laboratory also inserted its own quality control samples and carried out duplicate check analyses on a regular basis.  The results of the analyses were reported via email to the relevant persons in the Issuer and final certificates were sent to the Issuer’s office in Vancouver.

Drilling

Drill core was both logged and split on site at Chingolo.  A separate generator and two small trailers were set up at Chingolo to support this work, although most of the actual logging took place outside.  Following sampling, boxes of reference core were hauled back to Providencia in pick-up trucks at the end of each day.  The Chingolo core is presently stored indoors in wooden, lidded core boxes at the Providencia mine-site.

One Canadian geologist and two Argentinean splitters handled the core after it was received from the drill.  The core was washed, measured, logged, and photographed whole.  Sample intervals were laid out on the core using coloured lumber crayons.  After sample intervals had been assigned, the core was split in half longitudinally using a rock saw.  Care was taken to clean the saw between samples.  One half of each sample was placed in a labelled plastic bag together with a corresponding numbered tyvek sample tag, and the bag was sealed with packing tape.  The other half of the sample was returned to the core box for future reference.  A duplicate sample tag was stapled to the box at the beginning of each sample.  Sample intervals varied according to geological dictates, but averaged about 1m in core length.  Once bedrock was reached, samples were collected from the entire remaining length of each drill hole.

Drill core samples were placed in labelled plastic bags together with a corresponding numbered tyvek sample tags, and the bags were sealed with packing tape. The bagged samples were placed in larger rice bags (about 5 samples per bag), driven back to Providencia, and shipped by truck from there to Salta, whence they were forwarded by bus to ALS Chemex in Mendoza, Argentina.  Sample preparation was performed by the ALS Chemex laboratory in Mendoza.  Pulps were then shipped from Mendoza to the ALS Chemex laboratories in Chile for analyses.  All core samples were analyzed for Ag, Cu, Pb, Zn, As, and Sb, using the same technique as for the pit samples.

Either a blank or a standard was inserted at every tenth sample for quality control.  The blanks were composed of late barren dacitic tuff collected from a clean outcrop along the road between Providencia and Chingolo.  The standards had been prepared earlier in the year by ALS Chemex on behalf of the Issuer from relatively high grade silver material collected from the Providencia mine.

With regard to security this was a well run, professional field operation managed by a team of three professionals one of whom was always on site.  Drill core and samples were monitored at all times.  The senior author reviewed the complete logging and sampling operation and can attest to the careful and diligent manner in which it was carried out.

All data is digitized and compiled in the field as well as in the local office in the city of Salta and the head office in Vancouver.  Analyses are checked against visual logs to ensure that no unusual statistical variance is present.

The ALS-Chemex laboratories also inserted their own quality control samples and carried out duplicate check analysis on a regular basis.

Samples from surface pits and drill core correlate fairly well, notwithstanding the fact that there is a certain loss from leaching at surface exposures.  Additionally, a suite of samples were taken during the mapping of the main zones of interest in August/September.  The results of their sampling correlate well with all previous sampling.

Interpretation and Conclusions

The exploration program successfully confirmed and extended the known distribution of silver mineralization on the Chingolo Property.

The Chingolo Property contains an area of disseminated silver mineralization which has epithermal characteristics but which may be stratabound as it preferentially mineralizes portions of a late Tertiary, coarsely clastic sequence.  The limits of the mineralization are poorly exposed on surface but mapping, surface geochemistry and trenching indicate that it may be as much as 1,500 meters long (NS) and up to 250 meters wide.  Limited drilling has established that the mineralization extends at least locally to a depth of 150 meters.

Drill Hole	Intercept (meters)	Length (meters)	Average, Grade g/t Ag.
CH03-1	40.3-118.0	77.7	25.9
CH03-2	47.3 – 60.0 90.0 – 155.8	12.7 57.8	46.1 36.4

While stratigraphy is an important control on mineralization, structure is also important.  Faults may localize the mineralization in an approximate north-south corridor but post mineral faulting may also dislocate parts of this mineralized body.

The geometry of the mineralized system is poorly understood and therefore its ultimate size and shape remain to be defined.  Similarly, it is not known if the best portions of the system have been tested with the limited drilling completed thus far.  Very preliminary data suggest a northerly striking, easterly dipping stratabound system, at least where the present limited drilling has been completed.

Anomalous to low grade silver values occur over core lengths of as much as 110 meters. The grades are not economic.  Nevertheless, the mineralization at Chingolo has many of the characteristics of disseminated, bulk tonnage silver deposits.  The presence of a pyrite halo is a characteristic which the Chingolo deposit shares with the Waterloo and Langtree deposits in California, the Crede deposit in Colorado and the Hardshell deposit in Arizona.  This characteristic could be used to quickly outline the geometry of the system using induced polarization.

The Chingolo Property contains a large, potentially bulk mineable silver deposit which is currently only poorly defined.  Its currently known grades are too low to support a viable mine operation.  However, higher grades may be present in parts of the system currently untested and an exploration program to evaluate this possibility is recommended by the Chingolo Report.

Exploration and Development

The Chingolo Report recommends a three month exploration program consisting of trenching, mapping, sampling, polarization/resistivity surveying and core drilling as follows:

		US$
1. Field Camp and Support costs		45,000.00
2. Technical Personnel Salaries		30,000.00
3. Vehicles and Fuel		40,000.00
4. Excavator Rental 300 hrs @ $120/hr (all in)		36,000.00
5. Diamond Drilling 2,000 meters @ $110/meter all in		220,000.00
6. Assays 2,500 samples@$25 ea		62,500.00
7. Travel and Accommodation		30,000.00
8. Telephone, freight, accounting, legal, surveying and miscellaneous support costs		20,000.00
9. Induced Polarization/Resistivity Survey		30,000.00
10. Supervision and Consulting		25,000.00
11. Drafting and final report		8,000.00
	Subtotal	$546,500.00
	Contingency @ 10%	54,650.00
Total estimated costs (rounded)		US$600,000.00

This program is presently underway, and initial results are anticipated in late December 2003 or early January 2004.

Mexico:  Baja Project

Independent Reports on the Baja Project

Mr. Gary D. Belik, P.Geo. was retained by the Issuer to prepare geological reports in the form required by NI 43-101 on the La Encantada Property of the Baja Project entitled “Report on the La Encantada Property, State of Baja California, Mexico”, dated April 25, 2003 (the “La Encantada Report”) and on the Santa Marta, Santa Josefina and San Miguel Properties of the Baja Project (collectively the “MJM Property”) entitled “Geological Report on the Santa Marta, Santa Josefina and San Miguel Properties” dated April 30, 2003 (the “MJM Report”).  Mr. Belik was also retained by the Issuer to prepare a geological report in the form required by NI 43-101 on the San Fernando Property of the Baja Project entitled “Geological Report on the San Fernando Property” dated May 5, 2003 (the “SF Report”).  Mr. Belik is a qualified person as defined in NI 43-101.  The La Encantada Report, the MJM Report and the SF Report are collectively referred to as the “Baja Reports” and they deal with all the mineral concessions comprising the Baja Project.  At the time of the preparation of the Baja Reports, Mr. Belik was “independent” of the Issuer, as that term is used in NI 43-101, but as at the date of this AIF he is no longer “independent”.  The Baja Reports are the source of the technical disclosure contained in this AIF relating to the La Encantada, MJM and San Fernando Properties (the “Baja Principal Properties”) comprising the Baja Project and are available for review on the SEDAR website located at www.sedar.com, and are available for inspection in hard copy (together with the appurtenant maps which are not included in the SEDAR-filed versions), upon request, at the head office of the Issuer, Suite 1901 – 1177 West Hastings Street, Vancouver, B.C.  The following disclosure relating to the Baja Project is derived from information detailed in the Baja Reports, except where noted.

General

The properties comprising the Baja Project are located in the west central part of the state of Baja California, Mexico.  See Figures 5, 6 and 7.  The climate is hot and dry with semi desert-like conditions modified slightly by their proximity to the Pacific coast.  Topography is gentle to moderate with elevations varying from 475 to 750 meters above mean sea level.  Vegetation consists of a variety of cactus with local low brush and trees in some of the arroyos.

The Baja Project consists of 13 mineral concessions aggregating an area of 13,768 hectares.  The Issuer either owns or has an option to own 100% of each mining concession comprising the Baja Project.  See “Significant Acquisitions and Dispositions”.  Of the 13 mineral concessions, the three which comprise the San Fernando Property, the La Sirena concession and the Santa Josefina concession (forming part of the MJM Property) are subject to the Anglo Agreement.  For stragetic reasons, no work has been done by the Issuer on either the La Sirena or the El Cirio II concessions, and therefore neither concession is the subject of a technical report.  Access is by road south from San Diego or Ensenada and is mostly on paved highways.  There is very little existing infrastructure in the immediate vicinity of the Baja Project properties, however most services are available in the town of San Quintin located roughly between 75 and 100 kilometres by road to the north.

There is very little recorded history of mining or exploration activity in this part of Mexico.  The first recorded work was an evaluation for iron ore deposit potential by the UN and the Consejo de Recursos Minerales in the 1950’s and 1960’s.

Baja Principal Properties

La Encantada Property

Property Description and Location

The La Encantada Property consists of an irregular rectangular block measuring approximately 10 kilometres (north-south) by an average of 8 kilometres (east-west).  It encompasses a total of 8358 hectares and is comprised of the following three concessions:

Concession Name	Expediente No.	No. del Titulo	Size
La Encantada	02/6609	213781	7658 Ha
Ursus	02/6634	213771	300 Ha
El Coche	02-6636	213772	400 Ha

The concessions are registered in the name of Olympic and the Issuer has an option to earn a 100% interest in the La Encantada Property from Olympic.  See “Significant Acquisitions and Dispositions”.

The La Encantada Property is located in the State of Baja California, Mexico about 36 kilometres east-southeast of the village of El Rosario and roughly 235 kilometres southeast of the City of Ensenada where the local mining agency is located.  It is approximately 325 kilometres southeast of the U.S. border and the city of Tijuana.  Geographic centre of the concessions is located at UTM co-ordinates 3317100N and 659750E or latitude 29° 58’ north and longitude 115° 21’ west.  See Figure 8.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The La Encantada Property is accessible by road from San Diego, California via Ensenada, Baja California by roughly 420 kilometres of good quality paved road.  At about kilometre 102 on the Trans Peninsular Highway, fair to poor quality, gravel roads lead south for ten to fifteen kilometres to the main showings at Cochalosa, Santa Ursula and El Salto.

Figure 5 (Belik 696-02-1)

Figure 6 (Belik 696-02-4)

Figure 7 (Belik 696-02-16)

Figure 8 (Belik 696-02-2)

The climate of this part of Baja California is hot and dry with semi-desert conditions.  This is sometimes moderated by cool breezes and fog stretching inland from the Pacific coast.  Mean annual temperatures vary between 16° and 20° C and annual precipitation is less than 100 mm.

The region is sparsely populated with no electricity or support services.  The nearest towns with basic support facilities are El Rosario and San Quintin roughly 40 kilometres and 80 kilometres to the west and northwest respectively.

Although the La Encantada Property is located within the physiographic province of the Sierras de Baja California Norte, topography is moderate to gentle with maximum relief in the order of 250 meters.  Elevations vary from roughly 750 meters above mean sea level at some of the higher ridges, down to just under 500 meters near the southwestern boundary where locally steep ravines drain westerly and southerly.

Vegetation consists of a wide variety of cactus and local concentrations of low brush and palo verde trees along some of the dry water courses.  Locally, there are springs in these dry river beds and a number of wells access a well-defined regional aquifer.

History

There is very little recorded history of mining or mineral exploration in this part of Mexico.  While almost every mineral occurrence has small prospect pits, or in some cases shallow shafts and adits, these are really of an artisanal or ‘gambusino’ style by individuals or small groups.  The first recorded work  in this area was a regional survey by the United Nations (in the 1950’s?) of the potential of northern Baja California for significant deposits of iron ore.  This was followed up in the 1960’s by more detailed work on some of the iron deposits (including three on the La Encantada Property) by the Mexican Consejo de Recursos Minerales.  Geological mapping, trenching and ground magnetic surveys were completed by the Consejo on the Santa Ursula, Cochalosa and El Salto deposits.  Subsequently a number of shallow core holes were bored by the Consejo on the Santa Ursula and Cochalosa deposits.  This work established iron resources in the order of 11 million tonnes for Santa Ursula and 500,000 tonnes for Cochalosa.

In the 1980’s some exploration work was completed by Phelps Dodge Corporation on the La Turquesa property (located immediately to the northwest of the La Encantada Property).  In the late 1990’s approximately 8 core holes were drilled on this property by Xemex Resources, a small Canadian company.  This company subsequently optioned the La Turquesa property to Noranda Exploration Corp. who drilled 8 reverse circulation holes in late 2000 or early 2001.

In the late 1990’s the area was recognized as having potential for IOCG type deposits and Olympic acquired the present La Encantada Property by staking.  The Issuer subsequently optioned the La Encantada Property from Olympic in 2001 and completed a program of preliminary mapping and sampling in the spring of 2002.

Geological Setting and Mineralization

The northern half of the Baja California peninsula is underlain by sedimentary and volcanic rocks of Paleozoic to Recent age.  An older metamorphic basement comprised of schist, gneiss, quartzite and slate is unconformably overlain by an arc-type volcanic sequence of the Cretaceous Alisitos Formation.  Initial volcanism consisted of intermediate flows and pyroclastic units with thin intercalated sedimentary beds that were deposited in a shallow marine archipelago extending along the axis of the present peninsula.  Near the top of this succession, a moderately thick sequence of limestone is at times present. Volcanism was followed by a period of uplift and extension along the back side of the arc, along the continental margin, caused by downward compression along the subducting plate.  Extension was accompanied by a period of prolonged felsic volcanism that occurred within and peripheral to a series of grabens and caldera complexes which formed along the extending margin.  Felsic volcanism appears to have been largely subaerial with probable local shallow marine embayments.  Grabens were infilled with lahar, coarse volcanic breccias, volcaniclastics, felsic tuffs and intermediate lavas.  Felsic volcanic units consist of thick-bedded, fine-grained, crystal tuffs and densely welded ignimbrite and local lithic tuff, flow breccia and lapilli tuff.

Flat lying, poorly consolidated, shallow-marine sediments of the Late Cretaceous Rosario Formation unconformably overlie the Alisitos Formation.  The basal unit consists of a coarse, polymictic conglomerate that is overlain by a thick section of locally consolidated sands and silts with abundant shell fragments and thin interbeds of biomicrite.  In many areas the Rosario Formation is completely eroded away but in some sections, particularly along the coastal region, large tracts remain.

Granitic rocks of the Middle to Late Cretaceous, Peninsular Range Batholith have intruded large sections of northern Baja California.  These rocks typically consist of fairly uniform bodies of medium grained tonalite to granodiorite that display little hydrothermal alteration or thermal effects.

Numerous dykes and small plugs of felsite or aplite intrude the Alisitos Formation.  These are likely subvolcanic feeders associated with the late stage, felsic, volcanic event.

The La Encantada Property, encompassing some 8,358 hectares, is underlain by a thick sequence of volcanic and sedimentary strata of the Mid to Upper Cretaceous Alisitos Formation.  The formation includes a lower, marine section of andesitic to basaltic flows, dacite and rhyolite with interbeds of coarse, poorly sorted sediments, limestone, lahar, mudflow deposits and volcanic breccia.  This is overlain conformably by an upper, shallow marine to subaerial section of dacitic to rhyolitic tuffs and flows with lesser andesite, fault-scrap breccias and minor sediments.  The lithological sequence indicates a high energy environment with deposition in a graben-like feature or caldera complex.  Bedding is quite variable, particularly in the lower section; some of this is due to an irregular paleotopography which would be expected in an evolving subsidence basin; however some of this is thought to be due to faulting which has segmented the sequence into a number of tilted panels.

The Alisitos Formation is cut by a number of intrusions.  Small stocks, sills and dikes of latite porphyry occur in the central part of the west half of the map area and appear to be synvolcanic; compositionally similar volcanic flows occur peripheral to these intrusions.  Granitic rocks of the Upper Cretaceous, Peninsular Range Batholith underlie about 30% of the property and include an early diorite to mafic diorite phase, cut by a later quartz diorite-granodiorite phase.  Numerous dikes and small plugs of felsite (commonly aplitic) cut the Alisitos rocks and the Peninsular intrusives.

A zone of contact metamorphism occurs adjacent to the Peninsular Intrusions in some areas.  This rock type is moderately resistant and consists of a fine grained intergrowth of quartz, plagioclase, actinolite/tremolite, microcline and sphene.  The unit typically weathers a cream to tan-brown colour.  Zones of tectonic brecciation are fairly common as are narrow veins and veinlets of magnetite and hematite, however, nowhere is veining strongly developed.

Twenty-one mineral occurrences were mapped on the La Encantada property.  Many are previously documented showings or clusters of shows (i.e. Santa Ursula, El Salto, Cochalosa, Alejandra).  Most of the rest are undocumented but show evidence of some prior work (old pits, shallow trenches, etc.).

Most of the showings consist of semi-massive to massive hematite and magnetite (commonly altered to martite) that occur in two general settings.  The most important style of mineralization consists of conformable “beds” of massive martite and jasperoidal martite replacing sedimentary units.  The second type consists of structurally controlled martite and martite-quartz, +\- tourmaline, actinolite and sulfide veins as breccia bodies and replacement lenses in fault zones.  The three largest deposits, Santa Ursula, El Salto and Cochalosa are of the conformable type.

The Santa Ursula showings are centred at about 3317000N and 659400E.  An extensive, flat-lying, martite manto is exposed intermittently over an east-west strike length of more than 1.5 kilometres.  The martite appears to be replacing a conglomerate bed which is preserved at intervals along the trend.  The manto is thickest along the eastern end of the outcrop area (3 to 7 meters) and thins gradually to the west to less than one meter.  The eastern end of the zone is underlain and overlain by andesite.  The western end is hosted in andesite along the north edge of a latite porphyry stock.  Alteration is present in the footwall along the trace of the zone but in varying degrees of intensity.  The eastern and western edges are underlain by a thin, propylitic-type zone (epidote-chlorite +\- actinolite).  A crackle zone underlies a portion of the central part of the deposit and displays a moderate to strong quartz-acinolite-tremolite-tourmaline-epidote-chlorite alteration with quartz-tourmaline veining and 5 to 7% magnetite-hematite-sulfide (leached) as disseminations and irregular veinlets.  Coarse grained scapolite occurs in the remnant of a conglomerate bed located about 300 meters north of the west end of the deposit.  This is probably the same sedimentary unit hosting the mineralization and the scapolite may be a distal-type alteration.  Scapolite was noted at the El Salto deposit in a similar setting.

The El Salto deposit is located about 6 kilometres south of Santa Ursula, centred at about UTM co-ordinates 3312000N and 650900E.  The zone consists of massive martite and jasperoidal martite in a flat-laying manto varying in thickness from 1.5 to 3 meters.  This horizon can be traced over a strike length of 500 meters.  The unit is underlain by andesite and capped by dacite.  There is no appreciable alteration in the footwall or hanging wall.  A layer of conglomerate and pebbly sandstone occurs immediately along strike of the martite layer to the east and appears to be the replaced horizon.  This sedimentary unit was traced to the east and southeast where it thickens and wraps around a hill capped by dacite.  A large segment of this sedimentary unit has been altered (quartz-scapolite-tremolite-actinolite).

The Cochalosa showings are found about 5 kilometres northwest of Santa Ursula (332000N, 664600E).  A 50° east-dipping massive martite layer is exposed in a series of shallow trenches over a strike length of 250 meters. The layer is about 1.0 meters thick at its north end and thickens to about 5 meters at the south end where it extends under a pervasive alluvial cover.  The host rock is andesite which shows no appreciable alteration.  Minor secondary copper mineralization is noted at a couple of locations.

Other martite showings typically range from 0.5 meters to 2.0 meters thick and can be traced from a few tens of meters to several hundred meters along strike.  Secondary copper oxides occur in most of the showings including Santa Ursula and  Cochalosa but generally in minor amounts.  High grade secondary copper mineralization is present in some of the occurrences, but mineralization as presently known appears to be too spotty, or the zones too small to be of economic interest.  It is possible that there could be more copper in some of the deposits, but they have undergone extensive leaching.  For example, at Santa Ursula, parts of the deposit contain leached, siliceous, gossanous material with no readily apparent copper oxides.  Grab samples of this material assayed up to 0.55% Cu.  It is possible that a significant zone of moderate to high grade, primary copper mineralization could occur down dip in a “blind” deposit or within an as yet unrecognized, feeder-type stockwork zone underlying part of the deposit.

Sample results indicate that many of the showings on the La Encantada Property are associated with elevated to highly anomalous levels of Co, As, F, Ba, P, B, REE’s and U.  Gold values generally are low, however, one selected sample from a small, high grade, copper-martite occurrence, returned an assay of 6.6 g/t Au.  Strongly anomalous copper values were obtained from a number of samples of highly leached, gossanous material from the footwall of the Santa Ursula showings.  (Five of thirteen samples returned values between 2000 and 5500 PPM copper).

The iron oxide occurrences on the La Encantada Property display many of the characteristics of IOCG deposits, however, the general setting suggests a distal, rather passive-type of emplacement, rather than the more dynamic mineralized breccias observed at a number of showings elsewhere in the district (e.g. San Jose, San Fernando).

The La Encantada Property is one of a cluster of iron oxide (Cu) deposits in the immediate area that could host more proximal and higher grade type of mineralization at depth or on adjacent ground.  It will be necessary to integrate the results of geophysics and satellite imagery with the geological data base to more fully evaluate the La Encantada Property and decide if there are targets worthy of drilling.

Exploration

The exploration of the La Encantada Property is at a very early stage.  While there was locally detailed work completed on three iron occurrences on the property by the Consejo de Recursos Minerales in the 1960’s, very little exploration was directed toward other potential targets until very recently.

The recent recognition of the potential for IOCG deposits in the district has led to a re-evaluation of this and other properties.  To date that work has consisted of geological mapping at a scale of 1:10,000.

Drilling

There has been no drilling completed by the Issuer on the La Encantada Property.

In the 1960’s a total of 12 shallow core holes were completed by the Consejo de Recursos Minerales on the Santa Ursula and Cochalosa showings.  This work was directed towards evaluating their potential as iron ore deposits.

Sampling Analysis and Security

As the exploration work conducted on the La Encantada Property was of a reconnaissance mapping and prospecting nature, most samples were either representative grab samples or character samples of different types of mineralization.  As there was very little prior assay data, sampling was broad based and of a data gathering reconnaissance nature.

The primary objectives were to provide sufficient coverage to evaluate the La Encantada Property, identify targets and provide a baseline for further work.

A total of 52 rock samples were taken with descriptions of each sample recorded and tabulated along with the location.

Care was taken to ensure the integrity of each sample.  Samples were collected in cloth sample bags on site and all appropriate data and locations recorded in the field.  At the central base camp, each sample was wrapped in sacking and then sealed in fibre glass rice bags for transport.  The samples were driven by the qualified person to San Diego and then transported as baggage with the qualified person to Vancouver where they were delivered directly to the laboratory.

All of the samples were submitted to Acme Analytical Laboratories (“Acme”), located at 852 East Hastings Street, Vancouver, B.C. for sample preparation and analysis.  Acme is a registered British Columbia assayer with International Standards Organization (ISO) 9002 accreditation.  ISO comprises national standards organization members from every major industrial and developing country.  A company seeking accreditation must implement and maintain a rigorous quality assurance system that is compliant with one of three applicable ISO models (i.e. 9001, 9002 or 9003).  Prior to being accepted, a company must have an established track record with documentation showing the effectiveness of its quality assurance system and undergo auditing by a registered external auditor.   Periodic external audits continue after accreditation to ensure continued compliance.

At Acme all samples were crushed to minus 10 mesh and a 250 gram split pulverized to minus 150 mesh.  A 0.50 gram sub-sample was leached with hot aqua regia for one hour, diluted to 10 ml and analysed for a suite of 35 elements (Group IDX) by inductively coupled plasma mass spectrometry (ICP-MS).  Gold analyses were further determined by fire assay with an ICP finish from a 30 gram sub-sample.  Several reruns were done (approximately every twentieth sample) to check for consistency.  Standard laboratory samples are run routinely by Acme to ensure quality control and lack of contamination.  All reruns and standards showed an acceptable degree of repeatability.

Since this project was of a reconnaissance nature, close data corroboration was not of a high priority.  The emphasis was on confirming that the mineral deposits were of the iron oxide copper-gold type and that the geochemical suite of indicator elements was present in anomalous amounts.  Nevertheless, there had been two earlier rapid property examinations here and the results of those sampling programs correlated well with the sampling carried out during the Issuer’s prospecting and mapping program.

Interpretation and Conclusions

The La Encantada Property contains a total of twenty-one mineral occurrences.  These occurrences consist of massive to sub-massive iron oxides with minor to locally significant amounts of secondary copper minerals.  A number of these showings also contain elevated to anomalous values in Co, As, F, Ba, P,B, REE’s and U.  Gold values are generally low except for one small occurrence where a value of 6.6 g/t was obtained from a grab sample.

Most of the showings consist of massive to sub-massive hematite or magnetite (commonly altered to martite) as conformable beds replacing sedimentary units.  A lesser number of smaller occurrences consist of iron oxide with minor secondary copper minerals in structurally controlled narrow breccia bodies within fault zones.

These mineral occurrences have many of the characteristics of IOCG deposits, however the general setting suggests a distal, rather passive emplacement rather than the more dynamic, proximal breccias seen elsewhere in the district.

Strongly anomalous copper values were obtained from a number of samples of highly leached, gossanous material from the footwall of the Santa Ursula showings and could indicate the presence of a significant ‘root zone’ of copper (gold) mineralization.  Other significant mineralization of this type could possibly be found at depth elsewhere on the La Encantada property.  However, the results of an extensive regional exploration program by Anglo currently in progress, integrated with regional geophysics and satellite imagery, will determine if more detailed work (i.e. property scale geophysics and drilling) is warranted.

Exploration and Development

At present, the regional controls, depth potential and other characteristics of the Baja California IOCG mineral occurrences are poorly understood.  A very detailed, regional exploration and evaluation program is currently being undertaken in the district by Anglo under the Anglo Agreement.  The results of this program, which will be integrated with district and local interpretations of satellite imagery, structural analysis and airborne magnetics, will prioritize certain areas as having more potential to host significant, presently obscured, mineral deposits.

The La Encantada Report recommends that further work on the La Encantada Property await the results of the regional assessment by Anglo.

MJM Property

Property Description and Location

The MJM Property consists of three separate parcels which occupy portions of a northwesterly trend over a distance of approximately 6.5 kilometres.  They consist of five separate concessions which cover a total area of 835 hectares.  Concession data is as follows:

Concession Name	Expediente No.	No. del Titulo	Size
Santa Josefina	02/6633	213921	515 Ha
Santa Marta	02/6630	213882	290 Ha
San Miguel	E-4-1.3/1407	188568	10 Ha
San Jose	E-4-1.3/1406	189401	10 Ha
San Martin	E-4-1.3/1405	189402	10 Ha

The Santa Josefina and Santa Marta concessions are registered in the name of Olympic and the San Miguel, San Jose and San Martin concessions are registered in the name of Sr. Manual Valles.  The Issuer has an option to earn a 100% interest in the MJM Properties from the respective owners.  See “Significant Acquisitions and Dispositions”.

The MJM Properties are located in the state of Baja California, Mexico about 35 kilometres east of the village of El Rosario and approximately 225 kilometres southeast of the city of Ensenada where the local mining agency is located.  The mining concessions are situated roughly 310 kilometres southeast of the US border and the city of Tijuana.  Geographic centre of the concessions is located at UTM co-ordinates 3331500N and 658000E or latitude 30° 06’ north and longitude 115° 22’ west.  See Figure 9.

Figure 9 (Belik 696-02-5)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The MJM Property is accessible by road from San Diego, California via Ensenada, Baja California by roughly 420 kilometres of good quality paved road.  At about kilometre 102.5 on the Trans Peninsular Highway, good quality gravel roads lead north for 3 to 7 kilometres to the main showings at San Miguel, San Jose and San Martin.

The climate of this part of Baja California is hot and dry with semi-desert conditions.  This is sometimes moderated by cool breezes and fog stretching inland from the Pacific coast.  Mean annual temperatures vary between 16° and 20°C and annual precipitation is less than 100 mm.

The region is sparsely populated with no electricity or support services.  The nearest towns with basic support facilities are El Rosario and San Quintin roughly 35 and 75 kilometres to the west and northwest respectively.

Although the MJM Property is located within the physiographic province of the Sierras de Baja California Norte, topography is moderate to gentle with maximum relief in the order of 150 meters.  Elevations vary from roughly 400 meters above mean sea level in the valley of San Juan del Rio to about 550 meters at some of the higher ridges.

Vegetation consists of a wide variety of cactus and local concentrations of low brush and palo verde trees along some of the dry water courses.  Locally there are springs in these dry river beds and a number of wells access a well-defined regional aquifer.

History

There is very little recorded history of mining or mineral exploration in this part of Mexico.  Various publications of the Consejo de Recursos Minerales make passing references to work carried out by government or major companies.  The United Nations and the Consejo worked in this part of Mexico in the 1950’s and 1960’s evaluating the iron potential of the region, however, the three main mineralized areas on these properties had been worked on previously for their copper potential.

At the San Jose showings a fairly extensive program of surface and underground work was completed sometime prior to 1950 by Asarco.  This work was reportedly directed towards the iron potential, however there are no records or reports available.  Several adits, shallow shafts and deep surface rock cuts were completed at the main showings.  At least two vertical core holes were drilled to unknown depths.

At the San Martin showing, a series of open cuts, pits and two shafts were completed to expose and mine the copper mineralization.  A series of concrete leach vats attest to some small production but no records are available.  This work probably dates back to the 1960’s or 1970’s.

At the San Miguel showings, another series of pits, shallow shafts and open cuts exposes the mineralization over an area of roughly 250 meters by 50 meters.  This work appears to be at least 40 to 50 years old.  One drill casing appears to date from this era as well.

In the early 1990’s a Canadian company, Randsburg Gold Corporation, acquired a large land position in this region.  Their ground included all the property now described in this report.  This company considered the showings to be part of porphyry copper system and completed an extensive program of surface geochemistry as well as induced polarization and ground magnetic surveys.  Drilling was recommended but never carried out.

The main concessions (of Randsburg) lapsed in 2000 and the Santa Josefina and Santa Marta concessions were acquired by Olympic.  The Issuer optioned these concessions from Olympic in 2001 and subsequently optioned the smaller San Jose, San Martin and San Miguel blocks.  The Issuer completed a program of mapping and sampling on these concessions in the spring of 2002.

Geological Setting and Mineralization

The general regional setting of the MJM Property is substantially similar to that of the La Encantada Property.

Santa Marta Concession

Upper Cretaceous granodiorite and diorite sandwich a steep, southwest dipping corridor of Alisitos volcanic rocks on the Santa Marta concession.  The Middle Cretaceous Alisitos Formation package trends northwest and is bounded by granodiorite of the Peninsular Range Batholith to the northeast and diorites to the southwest.  Average width of the volcanic unit is about 350 meters but it widens to the northwest.  Within the corridor of volcanics there are small diorite plugs as well as irregular felsite intrusives.  These felsics bodies also intrude the older granodiorite.

The Alisitos volcanic sequence on the property is made up of fine grained andesitic tuffs and flows, fine grained to porphyritic, light coloured dacite flows and fine grained rhyolites.  The volcanic sequence is conformable.  Bedding and depositional textures are indistinct because of weak to moderate, regional metamorphic silicification that is related to intrusive emplacement.

The diorite on the southwest portion of the property is medium grained and massive with later cross-cutting granodiorite sills locally.  The granodiorites are fine to medium grained with sub-rounded, country rock xenoliths.  Felsic intrusives occur as granular white sills and irregularly shaped plugs that cut both the Alisitos volcanics and the Peninsular Range Batholith granodiorites in the MJM Property.

There are two main alteration types on the Santa Marta concession.  The first one is associated with mineralization and is comprised of fine grained tourmaline, quartz, plagioclase, +\- hematite, +\- manganese.  It occurs as massive, amorphous, black replacement to black matrix breccias and veins.  Also, weaker zones of disseminated tourmaline occur away from the main alteration centre.  Local K feldspar alteration in granodiorite is also associated with tourmaline mineralization in the granodiorites.

The second type of alteration is a contact metamorphic zone which extends up to 150 meters into the volcanics along the margin of the diorite intrusive.  This alteration is made up of quartz, plagioclase, actinolite, chlorite +\- scapolite veining and microveining stockwork with local magnetite and tourmaline.  Veins are 1 to 10 cm wide and occur as irregular stockworks and linear northwest-trending swarms.  Veining also occurs within the diorites as larger 15 cm. veins of actinolite, quartz, K feldspar and chlorite.  The granodiorite intrusive body is not altered except at the mineralized fault zones.

The volcanic package is cut by a southeast-striking, moderately (45°) northeast dipping thrust fault that strikes sub-parallel to stratigraphy.  Shallow, east dipping dacite is thrust over steep, west dipping andesite flows.  The fault zone is defined by non mineralized breccias and sheared andesites in the hanging wall.  This thrust predates the granodiorite intrusive and dips in the opposite direction as the mineralized tectonic structure.

The andesitic volcanic unit to the south of the mineralized fault contains local tectonic breccia zones varying from 0.5 to 2.0 meters wide and dipping southwest.  The breccia matrix is made up of fine grained, disseminated tourmaline, quartz, +\- magnetite and ground up volcanics with larger, rounded fragments of andesite.

Two major populations of jointing (sub-vertical at 325° and 040° azimuth) in the granodiorite also play a minor role in mineralization as secondary copper oxide within the mineralized zone occurs along these trends.

The main zone of mineralization at Santa Marta is structurally controlled by a moderately, (30° to 60°) west dipping, normal fault system within the granodiorite.  The mineralized structure can be traced over 350 meters in a north-south direction.  Slickensides dip at 45° on mineralized surfaces.  The strongest mineralization occurs in the footwall of the fault, but is not confined to it.  Strong tourmaline with quartz, albite, hematite, +\- manganese (?) occur as massive to brecciated bodies up to 5 meters thick in the main zone and diminishing to 30 cm. at the northern limit.  Tourmaline (major) and hematite (minor) veining with secondary malachite also occurs within the mineralized zone.  The mineralization appears to be have been emplaced as tourmaline-rich fluids along the fault structure with a later pulse brecciating the first as the breccias have a hydrothermal vein-like appearance to them.  Hematite occurs disseminated throughout the tourmaline alteration zone.  Locally, vuggy limonite and jasperoidal hematite occur in minor amounts within the fault zone mineralization.

Copper mineralization along the main fault system occurs over its entire length as secondary oxide enrichment along fracture surfaces and pre-existing joint sets within the tourmaline alteration.  As well as the main fault zone, there are splays and parallel faults that are mineralized in a similar manner. A 140- meter long, parallel fault, some 60 meters to the west, has slightly less copper oxides along with the tourmaline-quartz.  Tourmaline alteration does not extend more than 5 to 7 meters into the footwall of the fault.  Secondary copper oxide is strongest near the fault.

Other copper occurrences on the property include a 2.5 meter wide, sub-vertical fracture zone trending 030° azimuth with a strike length of more than 50 meters.  A similar, 1.0-meter wide, parallel zone occurs about 5.0 meters to the west.  Copper oxides appear to be patchy within the zones.  Malachite occurs as fracture coatings and disseminations.  The fracture zone has a well-defined, K feldspar alteration halo along its length.

Patchy copper is also found along a north-south trending, vein/shear within the diorite.  A coarse grained actinolite, quartz, plagioclase, chlorite, tourmaline vein from 0.5 to 1.0 meters wide occurs along the shear.

A total of 14 rock samples were taken during the mapping of the Santa Marta concession.  Seven samples were taken along the main mineralized fault from pre-existing trenches and seven were taken from other showings on the MJM Property.  Copper values from the seven samples taken along the main fault zone (02-RVSM-2 to 8) range from 1,200 to 58,000 PPM with an average of 23,000 PPM (2.3%).  Increased copper grades in assay results are directly related to the amount of secondary copper oxides present.  Samples with lesser visible copper oxide have low copper values indicating that all the copper is in the oxide form of malachite.  No primary sulphides are present.  No significant gold results accompany the elevated copper values.

Of the seven samples taken from other showings on the property, three returned elevated copper values.  Samples 01-GBSM-1, 02-GBSM-4 and 02-RVSM-1 all contained visible copper oxides as malachite and turquoise.  Samples without copper oxides did not report any significant results.

Mineralization at Santa Marta contains less hematite that other copper showings in the area and this is reflected by lower iron values.  Generally iron is in the 2 to 6% range from samples taken on the MJM Property.

Santa Josefina Concession

The Santa Josefina concession is underlain by green and grey, andesitic flows and tuffs of the basal part of the Alisitos Formation.  They have been intruded by an early diorite phase and a later granodiorite-quartz diorite phase of the Peninsular Intrusives.  A contact metamorphic zone is developed adjacent to the diorite contact in one area.  Numerous fine grained dikes, sills and small, irregular shaped plugs of felsite cut the andesitic volcanics and diorite.

Mineralization consists of flat lying to steeply dipping veins, small mantos, tabular, sheeted breccia zones and stockwork vein zones of semi massive to massive hematite to magnetite (commonly altered to martite) with locally abundant secondary copper oxides.  Leached, limonitic boxworks after sulphides are present in some of the zones.

Alteration is widespread and appears to include an early quartz-sericite-clay-pyrite alteration associated with a broad, north to northwest-trending fracture/fault system, which extends off the property to the west and northwest.  A later quartz-tourmaline-chlorite-actinolite-K feldspar alteration is more directly associated with the iron oxide-copper mineralization.

Only a basal member of the Alisitos Formation is preserved on the property and consists of fairly uniform, fine grained, weakly porphyritic grey and green andesite.  This unit underlies about 30% of the property and is surrounded by granitic rocks of the Peninsular Batholith.  The volcanics appear to be primarily flows (amygdules were locally observed) although some may be fine grained tuffs.  Bedding is indistinct in most exposures.  Most units are propylitically altered and typically are soft and recessive.

A zone of contact metamorphysm, 50 to 150 meters wide occurs along a diorite contact in the eastern part of the property; the zone has been traced for about 2,000 meters in an east to southeasterly direction and extends off the property in both directions.  Andesite within this zone has been metamorphosed to a moderately resistant, light grey, finely crystalline unit (quartz-plagioclase-actinolite-sphene) with a weak to locally strong network of actinolite-plagioclase-magnetite-hematite veinlets and microveinlets.

The property has been intruded by two phases of the Upper Cretaceous, Peninsular Range Batholith; an early diorite phase and a later granodiorite-quartz diorite phase.  Diorite intrudes the Alisitos volcanics and occurs as a large northeast-trending dike in the northwest corner of the property, two large stocks that extend off the property to the northeast and west, and a remnant of a small plug centred at 3330700N, 659500E.  The diorite is light to medium grey, fine to medium grained, locally porphyritic and contains an average of about 60% to 70% plagioclase and 30% to 35% hornblende, 3% to 4% disseminated magnetite and 1% to 2% sphene.  Some varieties are more mafic and are correspondingly more magnetic (up to 8% magnetite).

Quartz diorite-granodiorite extends across most of the southern half of the property and is typical of the most common variety of Peninsular Intrusive in the district.  The unit is medium grained, equigranular and compositionally moderately variable (10% to 30% quartz, 50% to 60% plagioclase, 5% to 20% K feldspar, 5% to 25% hornblende with local minor biotite and muscovite and accessory magnetite, rutile and sphene).  The unit commonly contains small rounded xenoliths of fine grained, dark diorite, which could either be inclusions of the earlier diorite or inclusions of recrystallized andesite.  This rock type is generally only weakly fractured with little or no alteration or veining.  Spheroidal weathering is a common feature in most exposures.  Contact zones appear to be very sharp; there is no significant decrease in grain size nor does there appear to be any significant metamorphic effects on the adjacent rocks.

A series of sinuous, felsite dikes and small irregular plugs have intruded diorite along the northeast edge of the property.  Some have an aplitic texture while others are a very fine grained mosaic of quartz-feldspar intergrowths.  Regional evidence suggests that these felsites are younger than the granodiorite-quartz diorite although they probably are a late phase of the Peninsular Batholith.

Two main periods of hydrothermal alteration are present:

(10)

An early quartz-sericite-clay-pyrite alteration is associated with a broad north to northwest-trending zone of extensional fracturing and faulting.  Outcrop exposure consists of resistant, bleached, strongly fractured, locally brecciated material with abundant limonite, jarosite and red hematite (mostly after pyrite).  Specularite and magnetite, partly weathered to red hematite, occur as disseminations, in thin, irregular anastomosing veins and occasionally as small, semi-massive lenses.

Rather than as a single altered structure, alteration occurs in a complex series of flat-lying to steeply dipping lenses and discontinuous imbricate layers that collectively define an alteration “corridor” that is about 1.0 km. wide, trending approximately northwest.  The eastern edge of the corridor appears to coincide well with the northwest-trending diorite dike.  Alteration extends off the property to the north but does not extend into the granodiorite-quartz diorite to the south indicating that this intrusive may be younger.

(11)

The main massive martite, hematite breccias and associated stockwork zones appear to be a younger event, which overlaps and locally replaces earlier alteration.  The lateral extensions of the mineralized bodies locally grade into massive, fine-grained actinolite-magnetite-tourmaline-quartz-chlorite replacement zones that appear to form a leading edge type of alteration.  The central part of the mineralized zones commonly contain quartz, tourmaline and K feldspar.  Secondary K feldspar occurs adjacent to fractures and veinlets within and peripheral to the main showing area.

Late stage tourmaline alteration is fairly common in the district and was noted in two areas.  Tourmaline occurs as fine grained disseminations in vein-like replacement zones, with and without quartz and as fine-trained halos adjacent to fractures.

The Santa Josefina concession contains a number of iron oxide-copper occurrences in three main settings:

(12)

Veinlets and small lenses of hematite and magnetite are associated with the early alteration.  Some sections contain abundant leached boxworks, which appear to be mainly after pyrite although samples of leached material contained anomalous copper values, indicating that some primary copper mineralization, although probably minor, may be present below the zone of oxidation.

(13)

A series of narrow, steeply dipping, northwest-trending, martite-quartz-tourmaline veins and narrow, northeast-trending fracture-breccia zones with secondary copper extend along the northern edge of the granodiorite-quartz diorite contact.

(14)

The area of the main showings where a number of hematite-copper zones occur in a cluster within a quasi ring-structure, 700 to 800 meters across, which straddles a granodiorite-volcanic contact.

The main zone, historically referred to as the San Jose deposit, is exposed in a series of pits, deep surface cuts, several shallow shafts, two adits and outcrop over a strike length of about 300 meters and a width of 100 meters.  The host rock is granodiorite.  Mineralization consists of rather spectacular martite and hematite breccia with abundant green copper oxides in a sheeted, vein-breccia fault zone, 5 meters to 10 meters thick which dips about 14° to the NNW.  The footwall in the central part of the zone is exposed in the main adit; the contact here is gradational but shows a fairly rapid decrease in the intensity of veining and fracturing.  The footwall around the eastern edge of the zone displays a stronger veining and fracturing with secondary copper oxide mineralization that appears to be related to a lower fault splay (possible shingling effect off the main structure).  Secondary K feldspar is present in the immediate footwall area and within the main structure.

The deposit is cut off on the northwest side by a fault trending N55°E and dipping 40° to the northwest.  Displacement appears to be relatively minor with some left-lateral displacement and possible minor down drop on the northwest side.

The main zone continues north of the N55°E fault but is somewhat different in character.  The east edge consists of a massive “vein” of banded siliceous martite with minor copper, 2 to 5 meters thick, trending N30°E.  The south end of this structure, adjacent to the fault dips 40° to the northwest and flattens along strike to the north to about 20° westerly dip.  The most northerly exposure (3330890N, 658120E) is crosscut by a small hand trench which exposes a thin martite layer underlain by a bleached, altered (clay-sericite), flat-lying shear zone, about 1.0 meters thick containing abundant copper oxides.

A second mineralized band occurs in the hanging wall, about 35 meters to the west.  The south end of the zone is more like the main zone of mineralization.  A pit dug into the bank at 3330710N, 657925E exposes a martite breccia very similar to the main zone.  About 30 meters to the north, the band is about 15 meters wide (secondary copper throughout) and consists of a zone of fracturing, veining and brecciation with lenses and layers of semi-massive martite dipping about 60° to the west.  Further to the north the zone appears to grade into massive siliceous martite (minor copper) similar to the rib exposed along the east edge of the zone.

A relatively small zone, referred to as San Jose West, outcrops about 400 meters west of the main zone.  This zone, consisting of semi-massive to stockwork/breccia, martite mineralization with abundant copper oxides, is exposed over an area of about 15 meters by 30 meters that extends under colluvium to the east and fingers out into dense, massive actinolite-chlorite-magnetite-tourmaline alteration to the west.

A remnant of a flat-lying (15°E dip) lens of massive martite is located near the summit of a small hill, about 200 meters to the northwest.  A short distance to the east, a zone of martite breccia with some copper occurs in what appears to be a sub-vertical structure with a sub-horizontal component (i.e. fracturing and sheeting).  The area between the two primary structures contains weak to locally strong stockwork-breccia martite mineralization.

Three, 1.0 to 2.0 meter wide, sub-vertical martite-quartz-tourmaline vein-breccia zones, with minor copper oxides, outcrop 100 to 200 meters northwest of the main zone.  Some of the zones grade laterally into massive actinolite-chlorite-magnetite-tourmaline alteration zones that lens out along strike.  A broad area of strong epidote-chlorite alteration extends between the zones.

The following general sequence of geological events appears to have occurred in the Santa Josefina area:

(15)

Deposition of the Alisitos volcanics along the edge of the North American continent in an archipelago-like setting.  The volcanics in the area mapped are primarily basic flows and probably are part of a lower volcanic sequence.

(16)

Intrusion of the diorite and concurrent development of a northwest-trending zone of extensional fracturing, faulting and hydrothermal alteration (i.e. alteration corridor) accompanied by weak magnetite-hematite-pyrite stockwork veining.

(17)

Intrusion of the granodiorite-quartz diorite.

(18)

Main period of iron oxide-copper mineralization in a series of northwest-trending steeply dipping veins and breccias and in both flat and steeply dipping faults, veins, breccias and mantos in a quasi-ring structure straddling the eastern edge of the earlier structural corridor.

(19)

Patchy, late-stage tourmaline alteration.

(20)

Post mineral faulting.

(21)

Uplift and erosion.

The northwest-trending zone of extensional fracturing and faulting which cuts the western edge of the property may be an important regional structure.  This feature is probably associated with mineralization at the Santa Marta concession located about two km to the northwest.  Interestingly, if the structure is projected in a straight line to the southeast, it passes through the showings at San Miguel, Cochalosa, San Pedro y San Pablo, San Fernando and Picale-Yacenia.  In addition, all these occurrences have a definite copper (+gold) association (as opposed to an iron oxide only component) and include what are probably the highest grade and potentially largest copper (gold) deposits discovered in the district to date (San Fernando, Picale and San Jose).

The structural setting of the main episode of mineralization at Santa Josefina is uncertain.  This stage of mineralization post dates the emplacement of the granodiorite but is restricted to the margins of the intrusion; the interior parts of the intrusion do not contain significant mineralization, which as a rule can be applied to the district as a whole.  This implies that the emplacement of the granodiorite was not a key factor.

During an evaluation of the area in the early 1990’s, the showings at Santa Josefina were interpreted to be a detachment fault setting.  While some of the structures are flat lying, a detachment fault mode is unlikely for the following reasons:

(22)

Many of the structures are steeply dipping.

(23)

There is brecciation and some sheeting in the main zone but the fragments are angular and there are sections of stockwork veining with only minor brecciation.

(24)

None of the structures have an intensely sheared, mylonitic, chloritized footwall which one would expect to see at the base of a regional detachment.

(25)

Some of the contacts are clearly gradational and have stockwork mineralizaton lateral to and below the main lenses.

The structures are interpreted to be gravity “shingling” in an area of subsidence, possibly related to reactivation of a segment of the regional northwest structure.

San Miguel Concession

The San Miguel concession is almost entirely underlain by intrusive rocks of the Upper Cretaceous Peninsular Range Batholith.  A small remnant of green andesitic volcanics of the Cretaceous Alisitos Formation is preserved in one area.

Secondary copper oxides are exposed in a number of outcrops, one trench, two shallow shafts and few small prospect pits within an area about 200 m x 250 m in size.  Mineralization occurs in brecciated and sheared intrusive rocks that are chloritized and contain variable amounts of secondary quartz (veinlets and silicification), leached sulphides (limonitic boxworks) and tourmaline.  Magnetite and specular hematite are present in minor amounts.  Some samples returned high zinc values (up to 14,000 ppm), which are probably from secondary oxides as well.

Mineralization is associated with three faults.  The main fault consists of a north-south zone of shearing and brecciation 20 to 30 meters wide that has been traced off the map area to the north and south over a total strike length of several kilometres.  A second, parallel fault, 5 to 15 meters wide, occurs about 40 meters to the west.  The third fault is exposed in the trench and appears to be a low-angle splay off the main structure; the fault is about 3.0 meters wide and dips 30 degrees to the south.  Rocks within the fault zones are highly fractured, crackled, brecciated and sheared.  Breccias are composed of 70% to 80% angular to sub-rounded chloritized intrusive clasts up to 6 cm in size in a granular chloritic matrix.

Copper mineralization is present throughout the fault breccia zones but generally in minor amounts with localized seams and pockets of better grade material.  Two areas of strong mineralization are evident in the area of the workings.  One exposed by a trench and shallow shaft centred near 659450E, 3328770N (i.e. is flat-lying fault splay).  Mineralization consists of abundant green secondary copper oxides in a breccia and footwall fracture zone over a width of 2.0 m to 3.0 m and along an exposed strike length of 40 m.  The zone dips 30° to the south.  Two samples were collected from the zone; one, a 1.5m chip sample of breccia mineralization geochemically assayed 2.0% Cu, 0.5% Zn and 227 ppb gold and another, a composite of mineralization along a 15.0 m section of the trench assayed 3.8% Cu, 0.7% Zn and 407 ppb gold.  An east-west striking post mineral fault exposed in the east end of the trench cuts off the mineralization to the north but the zone should continue down dip, intersecting the main north-south fault about 40 m to the east.  A diamond drill hole located at 658455E, 3328795N appears to have tested this potentially favourable structural intersection.

A second area of stronger mineralization occurs about 125 m southeast of the trench within the main north-south fault.  Mineralization occurs in a breccia zone with secondary quartz and tourmaline along the western edge of the fault over a width of 15 meters.  A 5.0 m chip sample across better grade mineralization assayed 1.7% Cu, 0.8% Zn and 198 ppb gold.  The zone was explored by a 10 meter deep shaft, which has exposed variably mineralized breccia from the collar to its base.

The mineralized breccias are pervasively chloritized with variable amounts of secondary quartz and fine-grained black tourmaline; outcrops have a greenish hue.  Granodiorite exposures adjacent to the fault breccia zones are recessive weathering, strongly fractured and propylitically altered (Unit 3a).

A broad zone of bleaching and silicification occurs north of the trench.  The zone trends NNW along a small ridge, is up to 75 meters wide and about 175 meters long.  Small patches of similar alteration occur along this trend to the north (extending off the map area) and south.  The alteration contains a central core of strong quartz-clay-sericite-tourmaline alteration with secondary hematite, limonite and goethite flanked by a zone of moderate to strong silicification with minor iron oxide.  Two representative composite samples from the core zone returned weak to moderately anomalous Cu (295 ppm, 597ppm), low Zn and negligible gold.  The age of the alteration is uncertain; it appears to be cut by the mineralized breccias indicating it is older.  Similar alteration occurs on the Issuer’s Santa Josefina property where it also appears to be older than the main period of copper mineralization and has a similar overall NNW trend.

San Miguel is one of a large number of copper showings in northern Baja California that fit in a broad way the Olympic Dam model.  Although the potential for a large deposit at San Miguel appears to be slim, the size and strength of the main fault structure are impressive; the structure is open to the north and it has been traced 1.6 km to the south where it extends under an alluvium-covered basin more than 1.0 km wide that straddles the peninsular highway.  Most of the exposed length of the structure is chloritically altered and well brecciated.  Minor but significant amounts of copper mineralization occur throughout indicating that mineralization along the structure has been quite pervasive.  The last exposure of breccia to the south (659390E, 3327380N) is about 20 meters wide.  A 15 meter chip sample across the main part of the zone assayed 0.26% Cu and 0.45% Zn which is quite encouraging considering that only minor amounts of secondary copper were seen in this interval.  A two-meter chip sample in the same exposure, further to the west, with more visible copper oxides, assayed 2.4% Cu, 1.3% Zn and 131 ppb gold.  Limonitic boxworks derived from the leaching of sulphides were seen in both intervals.

Probably one of the most important features in Olympic Dam deposits and for many deposits in general is the presence of major structures.  The San Miguel Fault is one of the strongest structures that has been identified from work conducted in the Baja California to date and has the following positive features:

(26)

Impressive strike length and degree of continuity;

(27)

Development of wide zones of brecciated/fractured rock (i.e. good host rock);

(28)

Pervasive alteration (chlorite-quartz tourmaline);

(29)

Widespread mineralization;

(30)

Polymetallic nature (Cu, Zn) with gold credits;

(31)

Located within a mineralized trend that includes deposits at Santa Marta, Santa Josefina, Cochalosa, San Fernando and Picale.

Another important feature is structural intersections.  There is evidence that minor structural intersections played a role in localizing higher-grade mineralization at San Miguel (e.g. east-west fault splay).  A major structural intersection could be an excellent focal point for a zone of more extensive mineralization.  An ideal scenario would be the intersection of the San Miguel Fault with a contemporaneous extensional fault, resulting in a large down-dropped block of extensive fracturing and brecciation.  There are a number of covered areas along the projected strike of the San Miguel Fault that could conceal a major structural intersection; the most obvious area to look is the large basinal area straddling the main highway.

Exploration

All three of the major showing areas on the properties have been explored extensively by surface pits and trenches as well as by short adits and shallow shafts.  This work was probably completed at least more than 40 years ago and while it was reportedly directed towards iron at San Jose, the more likely target at all three properties was leachable oxide copper.  There has been minor drilling at San Jose and San Miguel but it also appears to be quite old.

The only modern exploration, which consisted of soil geochemistry and ground geophysics, was completed in the early to mid 1990’s when the property was explored as a porphyry copper prospect.

The recent recognition of the potential for IOCG deposits in the Alisitos Belt of northern Baja California has led to a re-evaluation of these and other properties in the district.  To date, that work has consisted of detailed geological mapping and reconnaissance sampling of the subject properties.

Drilling

There has been no drilling completed by the Issuer on either of the Santa Marta, Santa Josefina or San Miguel concessions.

On the Santa Josefina concession, two and possible three shallow core holes appear to date from the era of the major surface work by Asarco in the 1950’s.  There is no record of the results of that work.

On the San Miguel concession, a drill casing indicates that at least one inclined hole was drilled under the main trenched area.  No report or drill logs are available from this work.

Sampling, Analysis and Security

Since this was a reconnaissance mapping and prospecting project, most samples were either representative grab samples or character samples of different types of mineralization.  As there was very little prior assay data, sampling was broad based and of a data gathering reconnaissance nature.

The primary objectives were to provide sufficient coverage to evaluate the property, identify targets and provide a baseline for further work.

A total of 48 rock samples were taken with descriptions of each sample recorded and tabulated along with the location.  Care was taken to ensure the integrity of each sample.  Samples were collected in cloth sample bags on site and all appropriate data and locations recorded in the field.  At the central base camp, each sample was wrapped in sacking and then sealed in fibre glass rice bags for transport.  The samples were driven by the qualified person to San Diego and then transported as baggage with the qualified person to Vancouver where they were delivered directly to the laboratory.

All of the samples were submitted to Acme for sample preparation and analysis.  At Acme, all samples were crushed to minus 10 mesh and a 250 gram split pulverized to minus 150 mesh.  A 0.50 gram sub-sample was leached with hot aqua regia for one hour, diluted to 10 ml and analysed for a suite of 35 elements (Group IDX) by inductively coupled plasma mass spectrometry (ICP-MS).  Gold analyses were further determined by fire assay with an ICP finish from a 30 gram sub-sample.  Several reruns were done (approximately every twentieth sample) to check for consistency.  Standard laboratory samples are run routinely by Acme to ensure quality control and lack of contamination.  All reruns and standards showed an acceptable degree of repeatability.

Since this project was of a reconnaissance nature, close data corroboration was not of a high priority.  The emphasis was on confirming that the mineral deposits were of the iron oxide copper-gold type and that the geochemical suite of indicator elements was present in anomalous amounts.  Nevertheless, there had been two earlier rapid property examinations here and the results of those sampling programs correlated well with the sampling carried out during the Issuer’s prospecting and mapping program.

Interpretation and Conclusions

The Santa Marta, Santa Josefina and San Miguel concessions contain a number of iron oxide, copper occurrences clustered in three principal areas with a northwesterly trend which includes a number of similar deposits along strike to the southeast.  These occurrences consist of massive to sub-massive iron oxides both as conformable bodies and as spectacular breccias, stockworks and veins.  Copper mineralization can be major (up to 5% Cu) as at the main San Jose and San Martin showings and occur in only trace amounts as in some of the massive martite lenses.  A number of these showings also contain elevated to anomalous values in Co, As, F, Ba, P, B, REE and U.  Gold values are generally low.

These mineral occurrences have many of the characteristics of IOCG deposits.  Most of the occurrences contain breccias and/or are associated with major high and low angle structures.  Alteration can be pervasive and includes chlorite, quartz, actinolite and tourmaline.

There are certainly areas which should be further explored by geophysics, however at this point it may be premature since very little is known of the third dimension on these properties.  However, the results of an extensive regional program by Anglo currently in progress, integrated with regional geophysics and satellite imagery, will determine if more detailed work is warranted.

Exploration and Development

At present, the regional controls, depth potential and other characteristics of the Baja California IOCG mineral occurrences are poorly understood.  A very detailed, regional exploration and evaluation program is currently being undertaken in the district by Anglo under the Anglo Agreement.  The results of this program which will be integrated with district and local interpretations of satellite imagery, structural analysis and airborne magnetics, will prioritize certain areas as having more potential to host significant, presently obscured, mineral deposits.

The MJM Report recommends that further work on the Santa Marta, Santa Josefina and San Miguel concessions await the results of the regional assessment by Anglo.

San Fernando Property

Property Description and Location

The San Fernando Property consists of a rectangular block measuring 5.5 kilometres west-west by 6.5 kilometres north-south.  It encompasses an area of 3475 hectares (there is a 100 Ha parcel in the north-central part of the property owned by other interests).  The San Fernando Property is comprised of three concessions and pertinent concession data is as follows:

Concession Name	Expediente No.	No. del Titulo	Size
San Fernando	00206733	219231	350.48 Ha
Esperanza	002/06709	217873	3750.0 Ha
Esperanza 2	002/06709	217874	0.48 Ha

The “La Mision” concession, which is surrounded by the San Fernando concession, is owned by a third party and is not controlled by the Issuer nor does the Issuer have any rights to it.

At present the San Fernando Property is part of a large regional joint venture agreement between the Issuer and Anglo.  See “Significant Acquisitions and Dispositions”.

The San Fernando Property is located in the State of Baja California, Mexico, almost 50 kilometres east-southeast of the village of El Rosario and roughly 250 kilometres southeast of the City of Ensenada where the local mining agency is located.  It is approximately 340 kilometres southeast of the U.S. border and the City of Tijuana.  Geographic centre of the concession is located at UTM co-ordinates 3309500N and 670000E or latitude 29° 54’ north and longitude 115° 14’ west.  See Figure 10.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The San Fernando Property is accessible by road from San Diego, California via Ensenada, Baja California by roughly 440 kilometres of good quality paved road.  At about kilometre 125 on the Trans Peninsular Highway, a good to fair quality gravel road leads southwesterly for about eight kilometres to the core of the San Fernando Property.  Local poor quality roads lead to other part of the concessions.

The climate of this part of Baja California is hot and dry with semi-desert conditions.  This is sometimes moderated by cool breezes and fog stretching inland from the Pacific coast.  Mean annual temperatures vary between 16° and 20° C and annual precipitation is less than 100 mm.

The region is sparsely populated with no electricity or support services.  The nearest towns with basic support facilities are El Rosario and San Quintin roughly 50 and 90 kilometres to the west and northwest respectively.

Although the San Fernando Property is located within the physiographic province of the Sierras de Baja California Norte, topography is moderate to gentle with maximum relief in the order of 175 meters.  Elevations vary from roughly 650 meters above mean sea level at some of the higher ridges down to about 475 meters in the central roughly circular depression where the main San Fernando showings are located.

Vegetation consists of a wide variety of cactus and local concentrations of low brush and palo verde trees along some of the dry water courses.  Locally there are springs in these dry river beds and a number of wells access a well-defined regional aquifer.

Figure 10 (Belik 696-02-17)

History

There is very little recorded history of mining or mineral exploration in this part of Mexico.  Various publications of the Consejo de Recursos Minerales make passing references to work carried out by government or major companies.  The United Nations and the Consejo worked in this part of Mexico in the 1950’s and 1960’s evaluating the iron potential of the region, however, the main mineralized area on the property was worked on previously for its copper potential.

There is very little documentation of previous work on the San Fernando Property.  There are extensive workings on the San Fernando showing and to a less extent at El Gato.  At San Fernando there are four main shafts and declines.  Their depth or the nature or extent of any development that may have been carried out at various levels is not known.  All are inaccessible due either to flooding and/or unstable ground conditions.  The total estimate of material on the main dumps, in stockpiles, slag etc. is about 20,000 tonnes.  Assuming that the average dimension of the underground workings (shafts, declines, possible drifts, raises etc.) was about 2.5m x 2.5m, it would yield about 17 tonnes of material per meter of development.  A ballpark estimate of the total underground development based on the above assumptions would therefore be about 1200 meters.

The dimensions of a slag pile at San Fernando indicate that approximately 3000 tonnes of ore was smelted on site.  The average grade of the material or the amount of metals recorded is not known.

The underground workings are accessible at El Gato.  Workings consist of two small declines, one raise, a short adit and some minor stopes.  The total amount of development is about 100 meters.

Except for one old drill hole, there is no evidence of prior surface drilling on the San Fernando Property.

It is difficult to estimate the dates when the exploration and mining was carried out on the San Fernando Property. Certainly the smelter slag seems quite old and probably dates from the 1800’s.  The bulk of the underground work was probably carried out in the early to mid 1900’s.   More recently an effort was made to leach some of the dump material.

The mining agency in Ensenada records that a large concession covering essentially the present ground position was held by Phelps Dodge Corporation in the mid 1990’s.  There is no record or evidence of exploration work dating from that time.

Geological Setting and Mineralization

The general regional geological setting of the San Fernando Property is substantially similar to that of the La Encantada Property.

Most of the San Fernando property is underlain by a flat-lying sequence of shallow marine volcanic and sedimentary rocks of the Middle to Upper Cretaceous Alisitos Formation.  The sequence includes a lower section of andesitic to dacite tuffs, flows and coarse volcanic fragmentals overlain by an upper section consisting of mainly amygdaloidal andesitic and basaltic flows with small limestone reefs.  The total sequence is about 800 meters thick.

Granodiorite, monzodiorite, diorite and felsic dykes and sills of the Upper Cretaceous Peninsular Range Batholith intrude the Alisitos formation along the northern and eastern edges of the map area.  Apart from a few areas of minor alteration, intrusive units are fairly fresh.  There are no obvious thermal metamorphic effects adjacent to intrusive contacts.

Poorly consolidated sandstones and conglomerate of the Upper Cretaceous Rosario Formation unconformably overlie the Alisitos Formation and Peninsular Range intrusives in the southern part of the property.  Units are mainly recessive and typically covered by coarse sandy gravels.  A distinctive thin caliche layer often marks the basal contact.

Hematite-magnetite-pyrite-copper mineralization occurs in numerous veins, faults and fracture zones that cut the Alisitos Formation and Peninsular Range intrusives.  There are two main deposits that are historically referred to as San Fernando (which is situated on the La Mision concession not held by the Issuer) and El Gato.

Mineralization at San Fernando occurs in a 2m to 4m wide, steeply dipping shear zone that was traced in a general north-south direction over a length of about 400 meters.  Samples collected from a series of mine dumps along the trace of the zone averaged about 1.0% copper and 500 ppb gold.  Selected samples from higher grade stockpiles assayed up to 7.0% copper and 1094 ppb gold.

At El Gato, a semi massive to massive martite band, 2.0m to 3.0m thick, occupies a flat-lying fault zone that is sub parallel to bedding.  Mineralization extends over an east west strike length of about 300 meters.  The east end of the zone has been explored by a large surface cut, two declines and a short adit over a strike length of 80 meters; two chip samples collected across the zone within this interval averaged 1.5% copper and 498 ppb gold across an average width of 2.5 meters.  To the west the zone grades into more massive, compact martite mineralization with only minor copper.

Mineralization is weathered to a depth of least 20 meters.  Specularite and magnetite are largely preserved but primary sulphides have been extensively oxidized to limonite and various copper oxides and carbonates.  Fresher material in some of the dumps contains pyrite, chalcopyrite, chalcocite and possibly enargite as disseminations, fracture coatings and veins with local well-mineralized quartz-tourmaline-hematite-magnetite-sulphide breccias.

Alisitos Formation

The Alisitos Formation is a sequence of predominantly shallow marine volcanic tuffs, flows and breccias with lesser intercalated sedimentary interbeds.  Volcanism was predominately intermediate to basic but included a significant felsic component in many cases.  Within the San Fernando map area the sequence has a fairly uniform south to southeasterly dip of between 10 and 35 degrees.  The lower part of the sequence consists of interbedded, intermediate to felsic pyroclastic rocks, sediments and flows.  The upper part consists of mainly massive andesitic to basaltic flows with minor tuff, limestone, conglomerate and pebbly wacke.

Within the map area the Alisitos Formation has been subdivided into nine main units.  Map unit KA1 (upper flow sequence) consists of a thick succession of green, mauve, purple and grey andesitic to basaltic flows that underlie most of the southwest part of the map area.  Most flows are amygdaloidal and have brecciated tops and bottoms.  Unit KA1 locally contains small limestone reefs (unit KA2) and thin interbeds of poorly sorted conglomerate and pebbly wacke (unit KA4).

A few small lenses of a distinctive cream-coloured lithic-crystal tuff (unit KA3) occur between flows of unit K A1 in the southwest part of the map area.  The tuff contains a variety of angular to rounded volcanic fragments in a fine-grained crystal-ash matrix.  The unit is well bedded and locally displays a finely laminated, welded texture (may be in part subareal).

A light grey, massive to finely banded dacitic crystal tuff, mapped as unit KA4, forms a distinctive marker horizon, 10 meters to 20 meters thick, between mafic flows of K A1.  It has been traced over a strike length of about 1.7 km.  The unit is a light purple to mauve colour.  The most common variety is thinly bedded and contains a few percent feldspar fragments up to 1.5 mm across in a very fine-grained matrix.

Unit KA6 underlies unit KA1 and marks the transition in the Alisitos Formation from predominantly mafic flows in the upper part of the sequence to a more variable, mainly pyroclastic succession in the lower part of the sequence.  The unit consists of interbedded dacitic and andesitic tuffs, andesitic flows and volcanic breccia.  Rapid facies changes occur both laterally and vertically throughout the section.

Unit KA7 forms a thick wedge of interbedded coarse heterolithic volcanic breccia, green porphyritic andesite and minor andesitic lapilli tuff that underlies unit KA6 and grades laterally to the east into unit KA8.  The coarse volcanic breccias appear to be mainly vent ejecta but possible include lahar and coarse mudflow deposits.

Unit K A8 underlies a large area in the north-central part of the map area.  KA8 is composed of mainly dark green porphyritic andesite flows and green to grey fine-grained volcanic wacke.  In the San Fernando area the unit includes a distinctive, thin, dark grey to black finely laminated tuff layer with up to 30% finely disseminated magnetite and areas of grey to green microdiorite that are possible synvolcanic sills.

Two thin beds of cream-coloured, fine-grained, feldspar-crystal tuff (KA9) outcrop near the San Fernando workings.  Both bands were traced in a general northeast direction over a strike length of several hundred meters.  The tuff contains up to 5% finely disseminated tourmaline.

Rosario Formation

The Rosario Formation is an Upper Cretaceous transgressive marine sequence that includes a basal section of near shore, high energy deltaic, beach and tidal flat deposits that grade upward into deeper water silt and fine sand deposits with interbeds of fossiliferous micritic limestone.  At San Fernando the Rosario Formation unconformable overlies the Alisitos Formation and Peninsular Range intrusives in a series of low, incised terraces that cover most of the southern half of the property and the northeast corner.  Thick sand, gravel and boulder deposits generally mantle the tops and flanks of the terraces.  A few good exposure occur along some of the steeper slopes and consist of mainly yellow-tan arkosic sandstone and conglomerate.  Thin beds of micritic limestone were noted in a few places in the southwest corner of the map area.

Intrusive Rocks

Intrusive rocks of the Peninsular Range Batholith underlie a large part of the San Fernando property.  Four main phases of intrusives have been recognized.  The main phase is a medium-trained granodiorite (KG) that intrudes the Alisitos Formation along the northern edge of the property.  The intrusive is unaltered and contains scattered, rounded xenoliths of partly assimilated country rock a few cm to 20 cm in size.  Where observed, the contact with the Alisitos volcanics is sharp with no obvious thermal metamorphism.

Islands of leucocratic monzodiorite (KM) extend through the Rosario cover along the eastern edge of the map area and appear to be part of an extensive intrusive mass that underlies the Rosario cover and extends off the property to the east and south.  Two small stocks of similar material sub outcrop just east of the San Fernando deposit.  The monzodiorite is medium grained and composed of plagioclase and K-spar with minor amounts of hornblende and quartz.  The relative age of the monzodiorite is uncertain but it is probably younger than the granodiorite.

Small plugs of diorite (KD) occur near the San Fernando deposit and in the northeast corner of the map area.  The diorite is a medium grey to green colour, medium grained and is composed of mainly plagioclase with 10% to 30% hornblende, a few percent disseminated magnetite, accessory sphene and minor quartz.  The diorite is probably an early phase of the Peninsular Range Batholith and older than both the monzodiorite and granodiorite.

A series of late-stage, sinuous felsic dykes and small irregular plugs (KF) have intruded the Alisitos volcanics and granodiorite in a zone that appears to extend along the granodiorite-Alisitos contact.  Some have an aplitic texture while others are a fine-grained mosaic of graphic quartz-feldspar intergrowths.  A few are pegmatitic.

Mineralization and Alteration

Mineralization on the San Fernando Property occurs in flat lying to steeply dipping shear zones and sheeted breccias that cut Alisitos volcanics and the Peninsular intrusives.  Mineralization consists of specular hematite, magnetite (commonly altered to martite), pyrite, chalcopyrite and chalcocite within lenses, breccias, veinlets, fractures and massive manto-like replacement zones.  Mineralization is extensively oxidized to a depth of at least 20 meters.

Fifteen individual showings have been mapped on the property.  Most are less than 1.0 meters wide and traceable for only a few 10’s of meters.  The San Fernando and El Gato deposits are up to 4.0 meters wide and have been traced along strike for several hundred meters.

Alteration within the mineralized zones consists of fine to medium-grained intergrowths of actinolite, tremolite, tourmaline, quartz, epidote, chlorite, calcite, biotite and Kspar.    Weaker, propylitic alteration occurs adjacent to some of the zones.  Some zones exhibit more than one phase of deformation, alteration and mineralization.

San Fernando Showing

The main shear zone at San Fernando trends 220 degrees but has an apparent north-south trend due to offsets along a series of post-mineral, northwest-southeast faults.  The overall exposed strike length is 800 meters with the structure narrowing to the north and trending under Rosario cover to the south.  At the south end, the structure dips 50 degrees northwest and steepens to the north in an apparent step-like fashion along the faulted segments to about 75 degrees northwest at the north end.

Mineralization at surface along the San Fernando trend consists of sinuous, pinch and swell pods and lenses of specular hematite, magnetite, martite, tourmaline and quartz, with leached limonitic boxworks and secondary copper oxides and carbonates, within a 3 to 4 meter wide shear zone.  The shear contains quartz-tourmaline-copper oxide veinlets associated with a subvertical system of fractures coated with chlorite, epidote and magnetite.  The hanging wall adjacent to the shear is commonly propylitically altered over a width of 1 to 5 meters and locally mineralized with veinlets of quartz-tourmaline-Kspar-copper associated with a zone of quartz-tourmaline alteration.

Unoxidized mineralization on the dumps consists of magnetite, hematite, pyrite, chalcopyrite, local chalcocite and possibly enargite associated with tourmaline, quartz, epidote, chlorite, actinolite, biotite and Kspar.  Mineralization occurs in the matrix of breccias, in breccia fragments, as disseminations, in fractures and veinlets and semi massive hematite-magnetite-sulphide-quartz-tourmaline lenses.  The degree of mineralization is variable and generally related to the intensity of fracturing and brecciation.

Mineralization appears to be stronger at depth as noted in coarse ore piles and dumps around the main workings and as seen in shaft wall exposures along the trend.  Also, material in a stockpile located beside the slag pile at the south end of the zone contains blocks of a coarse multi-stage breccia containing mineralized intrusive clasts cut by grey silica-hematite vein breccia material.  A grab sample of this material assayed 7.0% copper and 175 ppb gold.  There is a possibility that this intrusive-hosted breccia, which is not seen on surface, could continue or even expand at depth.

El Gato Showing

The El Gato showing is hosted in andesites and consists of a 2.5 to 3.0 meter thick shear zone that dips 32 degrees to the north, parallel to bedding.  A large cut exposes the eastern end of the zone.  In the central part of the cut, the zone is a soft sheeted breccia composed of a granular mixture of quartz, specularite, martite, secondary copper oxides, goethite, limonite and minor tourmaline in a sheared, altered (clay-feldspar-tremolite-quartz) matrix.  The zone has a soft, clay altered footwall.  The immediate hanging wall is a weakly mineralized shear.  Above that, the hanging wall is fractured and bleached but not strongly altered.  In the cut, the zone grades laterally to the west into sheared andesite with secondary copper oxides and only minor limonite, specularite and martite.  The zone appears to weaken rapidly to the east and fades into a diffuse zone of bleached fractured andesite that extends a few hundred meters to the east.

Up dip from the cut the zone grades rapidly into a zone of massive martite.  The martite band was traced along the surface to the west over a strike length of about 300 meters.  Along this extension there is no real evidence of shearing.  Mineralization parallels bedding and consists of a 2.0 to 3.0 meter thick zone of compact, fine-grained, massive martite with only trace amounts of copper.  The hanging wall and footwall are fresh green andesite.

Other Occurrences

Northeast of the San Fernando showing some mineralization occurs in andesitic volcanics and consists of a series of en-echelon shears that have trenches, pits and small shafts along them.  Individual shear zones can be traced for approximately 100m or less and are generally less than 1.0m wide with pits of martite-magnetite-hematite-tourmaline-copper oxide and local quartz breccias.  These structures are similar in style and mineralization to the main San Fernando system , but lack wall rock alteration and sulphides.  Generally, these shears are only weakly mineralized with copper oxide along fractures within the andesite.  Martite bands exist within the andesites but usually only consist of massive magnetite-martite with no copper.  Martite appears to be along bedding planes as 0.5 to 1.0m wide lenses that can be traced for 50 meters.  Martite in veins with very coarse-grained actinolite cross cuts andesites.

Two hundred to five hundred meters southwest of the San Fernando showing some copper mineralization is exposed in a few pits, shallow shafts and small trenches.  Spotty copper oxide mineralization occurs in bleached, hematite-stained, silicified andesite along narrow southwest-trending zones of discontinuous fracturing and brecciation.  A narrow, flat southerly dipping shear zone (670024E, 3310667N) contains red-brown jasperoidal silica with very fine dark copper oxide.  Jasperoidal martite float and narrow martite veins with minor copper oxide occur further to the southwest towards the El Gato showing.

About 300 meters west of the San Fernando structure at about 670300E, 31111200N, a deep pit is located on a 080/58N-trending, mineralized fault.  The zone is about 1.0m wide, 40m long and consists of strongly altered andesite (actinolite-epidote-chlorite-hematite-magnetite) with lenses of quartz-tourmaline-hematite-copper oxide.  Parts of the structure display good brecciation.  Minor copper oxides occur in fractured felsic tuffs about 60 meters along trend to the west.

A few small quartz-martite-actinolite +\- copper oxide veins and shear zone replacements occur along the northern part of the San Fernando Property, near the granodiorite contact.  On one (669928E, 3111906N), a 15m deep shaft and 15m long trench explored a 1.5m wide shear with martite-magnetite-hematite-copper oxide lenses up to 40 cm wide.  The zone appears to have a strike length of less than 50m. A grab sample from the shaft dump assayed 4.1% copper and 831 ppb gold.  At another location (669468E, 31111100N), a 5m deep shaft was sunk on an 80cm wide shear trending 190/55W.  The shear contains a quartz-magnetite breccia with 10% to 15% pyrite; secondary copper oxides occur in the breccia and along fractures.  A sample of the quartz-sulphide-magnetite breccia assayed 1.5% copper, 1369 ppm cobalt and 293 ppb gold.

Rock Geochemistry

Thirty-three rock samples were collected during the 2002-mapping program.  Fe-oxide/copper mineralization on the San Fernando Property is associated with anomalous to highly anomalous levels of Au, Mo, Co, B, P and locally anomalous levels of Pb, Zn, As, Ag, Ni and U.  Mineralization clearly displays multi-element associations.  The relative abundances are tabulated below:

	Au	Mo	Co	Ag	B*	P	Pb	Zn	Ni	U
Range	<2-1381	1-543	3-1369	<3-11.9	<3-46	.02-.99	<3-493	6-873	<3-178	0.1-25.6
Average	296 ppb	92 ppm	130 ppm	3.0 ppm	10 ppm	0.25%	50 ppm	96 ppm	45 ppm	5.2 ppm

_________________________________________________________________________

*Extraction was only partial for Boron

El Gato has a mineralized strike length of 70 meters at the main workings.  Two samples from this interval averaged about 1.5% copper and 500 ppb gold across 2.5m.  The zone continues another 250 meters to the west but consists of massive martite with only minor copper.  This interval has not been explored at depth and could change character down dip.

The main shear zone at San Fernando could not be sampled due to dangerous ground conditions in all the old workings.  Eight composite samples collected from the main dumps averaged about 1.0% copper and 500 ppb gold.  These values are probably significantly below the average for the deposit.  There is a considerable amount of dilution in some of the dumps with waste rock and most of the higher grade material appears to have been removed and either processed on site or stockpiled separately.

Exploration

Exploration on this property was principally directed towards exploitation of the main mineral occurrences exposed at the surface.  This work is at least 40 to 50 years gold and portions of it may be much older.

Although this ground was held by Phelps Dodge Corporation in the mid 1990’s, there is no evidence of any modern exploration, specifically geochemistry, geophysics or trenching.

The recent recognition of the potential for IOCG deposits in the Alisitos Belt of northern Baja California has led to a re-evaluation of this and other properties in the district.  To date, that work has consisted here of detailed geological mapping and reconnaissance sampling of the San Fernando Property.

Drilling

There has been no drilling completed by the Issuer on the San Fernando Property.   There is evidence of one inclined core hole (at least 30 years old) near the San Fernando main showing.  There is no record or report on this work.

Sampling, Analysis and Security

Since this was a reconnaissance mapping and prospecting project, most samples were either representative grab samples or character samples of different types of mineralization.  As there was very little prior assay data, sampling was broad based and of a data gathering reconnaissance nature.

The primary objectives were to provide sufficient coverage to evaluate the property, identify targets and provide a baseline for further work.

A total of 33 rock samples were taken with descriptions of each sample recorded and tabulated along with the location.

Care was taken to ensure the integrity of each sample.  Samples were collected in cloth sample bags on site and all appropriate data and locations recorded in the field.  At the central base camp, each sample was wrapped in sacking and then sealed in fibre glass rice bags for transport.  The samples were driven by the writer to San Diego and then transported as baggage with the writer to Vancouver where they were delivered directly to the laboratory.

All of the samples were submitted to Acme for sample preparation and analysis.  At Acme, all samples were crushed to minus 10 mesh and a 250 gram split pulverized to minus 150 mesh.  A 0.50 gram sub-sample was leached with hot aqua regia for one hour, diluted to 10 ml and analysed for a suite of 35 elements (Group IDX) by inductively coupled plasma mass spectrometry (ICP-MS).  Gold analyses were further determined by fire assay with an ICP finish from a 30 gram sub-sample.  Several reruns were done (approximately every twentieth sample) to check for consistency.  Standard laboratory samples are run routinely by Acme to ensure quality control and lack of contamination.  All reruns and standards showed an acceptable degree of repeatability.

Since this project was of a reconnaissance nature, close data corroboration was not of a high priority.  The emphasis was on confirming that the mineral deposits were of the iron oxide copper-gold type and that the geochemical suite of indicator elements was present in anomalous amounts.  Nevertheless, there had been two earlier rapid property examinations here and the results of those sampling programs correlated well with the sampling carried out during the Issuer’s prospecting and mapping program.

Interpretation and Conclusions

1.

Mineralization on the San Fernando Property occurs in flat lying to steeply dipping faults, shear zones and fracture zones that cut volcanic, sedimentary and intrusive rocks of Middle Cretaceous to Upper Cretaceous age.

2.

Fifteen individual showings have been mapped on the property.  Most are small (less than 1.0m wide) and can be traced for only a short distance.  The “San Fernando” showing is the largest deposit which has an exposed strike length of 800 meters and average width of about 3.0 meters.

3.

There are numerous old pits, hand trenches and shallow shafts on the property which appear to date from the early to mid 1990’s.  The San Fernando showing was developed by four main adits and declines that possibly extend to a depth of 100 meters or more.  There is no evidence of any appreciable exploration since the early development work.

4.

Shear zone hosted mineralization is extensively oxidized on surface and consists of fine-grained specular hematite, magnetite (commonly altered to martite), tourmaline, quartz and various copper oxides in fractured, brecciated and sheared host rock.  Fresher material on some of the dumps contains specular hematite, magnetite, pyrite, chalcopyrite, locally chalcocite and possibly enargite, along with quartz and tourmaline, in lenses, breccias, veinlets and fractures.

5.

Alteration within the mineralized zones consists of a fine to medium-grained intergrowths of antinolite, tremolite, tourmaline, quartz, epidote, chlorite, calcite, biotite and Kspar.  Weaker, propylitic alteration occurs adjacent to some of the zones.

6.

The average tenor of mineralization in the shear zones appears to be between 1% to 2% copper and 500 ppb and 1000 ppb gold.  There is a multi-element association between Fe oxide-copper mineralization and strongly anomalous levels of Au, Mo, Co, B, and P and locally anomalous levels of Ag, Pb, Zn, Ni, As and U.

7.

Most of the deposits are too small to be of economic interest.  There is no direct evidence that there is a potential for a large deposit at surface although one could be concealed beneath colluvial cover or under the Rosario cover to the south.

8.

At San Fernando there is a potential for better mineralization at depth.  Mineralization appears to be stronger at depth as noted in coarse ore piles and dumps around the main workings and as seen in shaft wall exposures along the trend.  Also an interesting, well-mineralized, intrusive hosted breccia, which does not outcrop at surface, was seen in stockpiled material.  There is a possibility this breccia could continue and even expand at depth.

9.

Further exploration to evaluate the San Fernando zone at depth is warranted.

Exploration and Development

At present, the regional controls, depth potential and other characteristics of the Baja California IOCG mineral occurrences are poorly understood.  A very detailed, regional exploration and evaluation program is currently being undertaken in the district by Anglo pursuant to the Anglo Agreement.  The results of this program, which will be integrated with district and local interpretations of satellite imagery, structural analysis and airborne magnetics, will prioritize certain areas as having more potential to host significant, presently obscured, mineral deposits.

The SF Report recommends that further work on the San Fernando Property await the results of the regional assessment by Anglo.

Ludivina Project

Independent Report on the Ludivina Project

Mr. Gary D. Belik, P. Geo. was retained by the Issuer to prepare a geological report in the form required by NI 43-101 on the Ludivina Project entitled “Geological Report on the Ludivina Property, State of Baja California, Mexico”, dated December 11, 2002 (the “Ludivina Report”).  Mr. Belik is a qualified person as defined in NI 43-101.  The Ludivina Report deals with the two mining concessions comprising the Ludivina Project and recommends a two phase work program of which the Issuer commenced phase one in 2003.  Upon completion of the phase one work program on the Ludivina Project, the Issuer retained Mr. Belik to prepare a trenching report (the “Trenching Report”).  At the time of preparation of the Ludivina Report and the Trenching Report, Mr. Belik was “independent” of the Issuer, as that term is defined in NI 43-101, but as at the date of this AIF he is no longer “independent”.  The Ludivina and Trenching Reports are the source of the technical disclosure contained in this AIF relating to the Ludivina Project and are available for review on the SEDAR website located at www.sedar.com, and are available for inspection in hard copy (together with the appurtenant maps which are not included in the SEDAR-filed versions), upon request, at the head office of the Issuer, Suite 1901 – 1177 West Hastings Street, Vancouver, B.C.  The following disclosure relating to the Ludivina Project is derived from information detailed in the Ludivina and Trenching Reports, except where noted.

Property Description and Location

The Ludivina Project is 35 square km in size (3,500 hectares) and comprised of two adjoining exploration concessions as detailed below:

Concession Name	Expediente No.	Numero Del Titulo	Hectares	Valid Until
Ludivina	02/6722	218132	2,500	October 10, 2008
Ludivina 2	02/6726	218801	1,000	January 20, 2009

The concessions are located in the State of Baja California, Mexico, near the town of San Quintin, which is about 235 kilometres south of the US border and the city of Tijuana and are wholly owned by the Issuer through its wholly owned subsidiary MMC.  See “Significant Acquisitions and Dispositions”.

The approximate geographic centre of the property is located at 115° 48’W longitude, 30° 34’N latitude.  See Figures 11 and 12.

The concessions have a 6-year term; thereafter an exploitation concession is required.  During the 6-year term one of the obligations is to carry out exploration work each year and submit reports in May of each year covering the previous years work.  “Rights payments” (taxes), are due in January and July of each year.  The amount of taxes and work required is determined by the size of the mineral concessions.  Reducing the size of the mineral titles after the first year can reduce the amount of taxes and work requirements going forward.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Ludivina Project is readily accessible by road from San Quintin.  San Quintin is a coastal community with most amenities and services and is about a three-hour drive south along the Peninsular Highway from Tijuana.   From near the centre of town, a well-traveled dirt road can be followed east along the Agua Chiquita arroyo basin for a distance of about 7.0 km to the western edge of the Ludivina Project.  From there, a central splay leads past a locked gate to the old workings located near the centre of the Ludivina Project.  A northern splay provides access along the northern edge of the property but this route is rough and requires a 4-wheel drive vehicle.  Access to the southern area is provided by a cat road, which was constructed during the trenching program.  Travel time from the centre of town to the Ludivina Project is less than 20 minutes.

The physiography of the Ludivina Project is characterized by a series of small hills and east to northeast-trending ridges of generally moderate relief incised by numerous arroyos, which feed into several main drainages that join Arroyo Agua Chiquita to the west.  Elevations on the property vary from slightly less than 100 meters to about 500 meters above mean sea level.  Higher elevations and steeper relief occur along the northern and eastern edges of the Ludivina Project.

The region is a dry desert environment.  Vegetation consists of moderate to thick growths of sagebrush and spiny brush interspersed with a variety of desert cacti.  A small part of the area has been cleared for cultivation and several large tracts in the northeast corner have been burned off for grazing purposes.

The summer season can be very hot but there is often a moderating effect from the coast with an inflow of cool moist area in the morning and late in the day.  Temperatures commonly are 10 to 15 degrees Celsius cooler than further inland.

Figure 11 (Belik 696-02-13)

Figure 12 (Belik 696-02-14)

History

There are a number of small pits and short adits in the central part of the Ludivina Project that explored a series of small auriferous epithermal veins beneath and peripheral to a silica cap zone.  There is no documentation of this work but it appears to have been carried out in the early to possible mid 1900’s.  The workings are very shallow and essentially just scratched the surface.  There is no evidence of any drilling having been carried out.

The area of the historical showings was held by an earlier mineral concession for a number of years until it expired in 2001.  There is evidence of some work during this period (topofil string, flagging tape, metal sample tags) but it appears to have been of limited scope and restricted to the area of the known showings.

The Issuer carried out detailed mapping and sampling over the concession area from July 2 to July 15, 2002.  The trenching program, which is the subject of the Trenching Report, was the first phase of a two-phase program recommended by the Ludivina Report.

Geological Setting and Mineralization

A diversity of sedimentary, volcanic, metamorphic and intrusive rocks, ranging in age from Paleozoic to Recent underlies northern Baja California.  An older metamorphic basement composed of schist, gneiss, quartzite and slate is overlain by an arc-type volcanic sequence of Cretaceous age (Alisitos Formation); initial volcanism in the Cretaceous consisted of intermediate to basic flows and pyroclastic units with thin intercalated sedimentary beds that were deposited in a shallow marine archipelago extending along the axis of the Baja peninsula.  This was followed by a period of uplift and extension accompanied by a period of extensive felsic volcanism that occurred within and peripheral to a series of grabens and caldera complexes.  Depressions were in-filled with lahar, coarse volcanic breccias, volcaniclastics, felsic volcanics and intermediate lavas.  Felsic volcanic units consist of thick-bedded, fine-grained crystal tuffs and densely welded ignimbrite with local lithic tuff, flow breccia and lapilli tuff.

Granitic rocks of the Late Cretaceous, Peninsular Range Batholith underlie large tracts of northern Baja California.  Several phases are present, which include an early mafic diorite-diorite phase and later diorite, granodiorite to quartz diorite and quartz monzonite phases.

Numerous dykes and small plugs of siliceous felsite cut the Peninsular Intrusives and older units.  Two ages appear to be present – an older, subvolcanic member of the Alisitos Formation and a younger, late stage member of the Peninsular Range Batholith.

Flat-lying, recessive weathering, shallow-marine sediments of Late Cretaceous age (Rosario Formation) unconformably overlie rocks of the Peninsular Range Batholith and older units.  The basal unit commonly consists of coarse polymictic conglomerate and sedimentary breccia that is overlain by a thick section of weakly consolidated sands and silts with abundant shell fragments and thin interbeds of biomicrite.  In many areas the Rosario Formation is completely eroded away but in some sections, particularly along the coastal region, large tracts remain.

Most of the Ludivina Project is underlain by a flat-lying sequence of shallow marine to subareal volcanic and sedimentary rocks of the Middle to Upper Cretaceous Alisitos Formation.  The sequence includes a lower green fragmental volcanic and sedimentary section, a middle succession of predominantly maroon and green lavas and volcaniclastics and an upper section of intermediate to felsic tuffs.  The total sequence exposed on the property is about 300 meters thick.

In the northeast corner of the Ludivina Project, Alisitos volcanics are intruded by a monzonite to quartz monzonite stock that extends off the map area to the north.  There are no apparent thermal metamorphic effects adjacent to the contact nor does there appear to be any significant alteration or veining associated with the intrusion.

Poorly consolidated sandstones and conglomerate of the Upper Cretaceous Rosario Formation unconformable overlie the Alisitos Formation along the western edge of the Ludivina Project. Units are recessive and typically covered by coarse sandy gravels.  A distinctive thin caliche layer often marks the basal contact.

High-level quartz veins, commonly associated with silica cap type alteration zones and siliceous sinter deposits, occur extensively in the central and southern parts of the property, hosted within the Alisitos Formation.  In the central part of the Ludivina Project, veining and alteration are associated with a north to northeast system of fracturing and faulting.  To the south much of the veining and alteration appear are associated with a conjugate set of structures trending approximately N15W and N70E.

Exploration

In July 2002, the Issuer conducted a trenching program on the Ludivina Project as recommended by the Ludivina Report.  The following discloses the results of the trenching program as noted in the Trenching Report.

On the Ludivina Project veins present include white chalcedonic varieties that are commonly display colloform banding and white to grey, fine- to medium-crystalline varieties with well developed drusy quartz, comb quartz and cockade textures.  Individual veins vary from a few centimetres to more than two meters wide and have strike lengths that vary from a few meters to several hundred meters.  Silica caps are characteristically strongly crackled, brecciated and interlaced with anastomosing sets of chalcedonic and drusy quartz veinlets of varying intensity. Alteration consists if very fine-grained intergrowths of quartz, carbonate and clay.  The degree of silicification is variable and dependent largely on the intensity of veining.

Sinter deposits are preserved in several areas. Sinter consists of finely laminated chalcedony and chalcedonic flow breccias with beds of spherulitic geyserite.  A well-developed series of cascading step-like terraces are preserved in a few areas that conform fairly well to present day topography.  Excluding the main arroyos, present day topography is probably quite similar to that which was present when the deposits were formed.

Four main areas of alteration and veining occur on the Ludivina Project referred to as Las Animas, Discovery Ridge, Basin Zone and South Zone.  The most interesting targets are two en-echelon zones of strong silicification and veining located in the South Zone.  Veining and silicification here are stronger than that exposed elsewhere on the property.  These zones have been traced in a general N75E direction along two parallel structures over a combined strike length of 900 meters and across an average apparent width of 50m to 55m.  The zones locally contain coarse bladed barite, silica breccias, red jasperoidal quartz and limonite; some areas are capped by flat-lying sinter.  Two N15W cross structures intersect the main zones at about 613650E, 3378780N and 613530E, 3378600N; both display alteration and veining similar to the main structures and appear to be contemporaneous in age.

Sampling during the initial mapping program returned a wide range of analytical results for gold.  Most values were low, which is to be expected in such a high level system, but there were a number of sporadic highs, both within isolated veins (up to 31 gm/t in the Discovery Ridge area) and stockwork zones in some of the silica caps (e.g. 2.0 gm/t across 19.0 m in Zone A), that may have been more directly centred over the main hydrothermal conduits.

Twenty-eight trenches were completed in the four main target areas and two additional trenches evaluated a new showing discovered during construction of the access road into the South Zone area.

South Zone:

Zones A and B were evaluated by a series of 18 trenches which cross-cut the structures at intervals of 50 m to 100 m over a combined strike length of 900 m.  Trench locations, lithologies and assay results are shown in Fig. 696-03-15C at a scale of 1:1000.

Zone A was tested by trenches 11 to 18.  The zone outcrops along and east-west trending ridge that exposes grey to green, tan, red and maroon coloured, fine-grained strongly silicified (chert-like) material containing a network of anastomosing quartz veinlets of varying intensity.  Remnants of chalcedonic hot spring sinter terraces are preserved in two areas (refer to map 969-02-15B). Overall, the zone strikes approximately N70E.

Zone A contains a core that is about 250 meters long and 20 meters wide of intensely silicified vuggy material with a good network of vuggy quartz and vuggy quartz-pyrite-specularite- chalcopyrite-barite veins and veinlets; most of the sulphides have been leached leaving a limonitic residue with local well developed boxworks.  Unoxidized host material is grey to grey and contains finely disseminated pyrite. Oxidized exposures are maroon to jasperoidal red colour due to the presence of finely impregnated secondary hematite.

The core in Zone A is surrounded by a halo of weaker silica and silica-clay alteration with less veining that is about 330 meters long and up to 73 meters wide.  The core zone appears to be controlled by a feeder-type structure that dips moderately to the north.  The peripheral alteration appears to be controlled in part by bedding (i.e. a stacked series of flat-lying replacement zones) and in part by flat-lying to steeply-dipping zones of fracturing and veining.

Assay results indicate the best gold values occur in the core area of Zone A as would be expected.  Values range from 26 ppb to 1850 ppb and average about 400 ppb.  The best values occur in the eastern part of the core area and include samples JDL 15 & 16 (2.0 gm/t across 19.0 m), which were collected during the initial mapping program. Altered areas peripheral to the core generally are only weakly anomalous in gold except where stronger veining is evident (e.g. an average of 700 ppb over a 13.5 meter interval in a stockwork zone at the south end of trench 15). Silver values are elevated in zone A but generally only weakly so; two high values (24.6 ppm and 41.3 ppm) were obtained from two consecutive samples (TR14-1 &2) collected along the access trail between the north end of trenches 13 and 14.

Trench 18 cut a 1.0 m to 1.5 m wide vein adjacent to a small, silicified knoll along the projected extension of the A zone to the east. The vein has a chloritized footwall within a broader envelope of weak clay alteration (illite?).  East of the trench the vein consists of colloform banded chalcedony but in the trench changes to vuggy quartz with 20%-30% soft powdery specular hematite. Three samples collected across the vein at 3.0-meter intervals assayed 517 ppb, 1,840 ppb and 3558 ppb gold respectively.

The eastern continuation of the A zone structure is manifested by a horsetail-like sequence of white, low-temperature chalcedonic veins, with minor wall rock alteration, that have been traced east of trench 18 over a strike length of more than 400 meters.  The vein system curves gradually to the southeast before feathering out in this direction.  Two grab samples of this vein material collected 260 meters apart returned elevated gold values (449 ppb, 1520 ppb).

Zone B was tested by trenches 3 to 8, 19 and 20.  The zone is similar to A and contains lens-like bodies of more intense alteration and veining, up to 15 meters wide, within a broad zone of pervasive silica-clay alteration that is about 500 meters long and up to 110 meters wide.  Zone B is somewhat different in that the main silica cap it is surrounded by a general zone of distinctive, weak to strong clay alteration up to 40 meters wide.  Volcanics in the clay-altered intervals are soft, crumbly and bleached with a light green clay mineral (illite?) that occurs along fractures and in irregular blebs, lenses and layers.  Similar clay alteration was seen in Zone A but not to the same extent.

The lenses of stronger alteration in Zone B consist of vuggy, limonitic silica and silica breccia, commonly with abundant leached, limonitic, vuggy veins/veinlets and vein fragments.  Barite and minor secondary copper oxides occur in some areas.

Gold-silver values in Zone B display a distribution similar to Zone A; the core areas contain the best values (up to 2,700 ppb Au and 31.2 ppm Ag) although the overall average for these zones is low. The peripheral silica cap contains scattered, weakly to moderately anomalous values ranging up to 318 ppb Au, 4.5 ppm silver.

In a similar fashion to Zone A, a horsetail-like series of white chalcedonic veins extend several hundred meters along the projected strike of Zone B to the east (refer to Maps 696-02-15B and 696-03-15C).  Most appear to be low-temperature, distal varieties with relatively low gold values. One exception occurs at 613887E, 3378483N, which is located 170 meters southeast of trench 18. Here a small vein (approx. 0.4 m wide) with secondary Cu oxides assayed 8.98 g/t gold. The vein appears to be a higher temperature type with at least two phases of quartz (coarse and fine-crystalline varieties) with drusy cavities and a local botryoidal texture. This vein could represent a different mineralizing pulse or it could be higher grade because it is a bit lower in the system. In either case, it supports the concept that similar veins or stockwork zones with similar higher-grade mineralization could occur at a shallow depth beneath the silica caps in Zones A and B.

In Zones A and B there is an association between Au-Ag mineralization and elevated levels of Ba, Mo, Pb, As, Sb and to some extent Cu and Zn.  Minor chalcopyrite and secondary Cu oxides are present locally but many areas of the silica caps appear to be depleted in copper (less than 200 ppm) relative to the high background values in the adjacent unaltered volcanics (seven samples of unaltered volcanics collected around the margins of the alteration zones averaged 443 ppm Cu). The inference is that the copper has been leached from the host volcanics and concentrated in some of the veins and fracture zones.  A similar pattern exists for zinc, which displays a high background in the adjacent volcanics and areas of depletion and enrichment in the alteration zones.

Other Zones:

Trenching was carried out in five other areas of the property within and peripheral to areas of sinter and silica cap alteration.  A number of small veins, silicified breccias and narrow stockwork zones were uncovered but all of these returned low Au-Ag values.

Drilling

There is no evidence of any prior drilling on the Ludivina Project.

Sampling, Analysis and Security

Eighty-six rock samples were submitted for gold and multi-element ICP analyses.  Most of the samples consisted of representative grab samples from various veins, vein float and alteration areas.  Chip samples were collected in several areas across broader zones of alteration and veining. Follow-up check samples were collected in two areas to corroborate earlier results.

As there was very little prior assay data, sampling was broad based and of a data-gathering, reconnaissance nature. The primary objectives were to provide sufficient coverage to evaluate the Ludivina Project, identify targets and provide a baseline for further work. In the writer’s opinion the sampling program achieved these objectives.

Care was taken to ensure the integrity and security of each sample.  Samples were packed in appropriately marked fibreglass sacks sealed with zap-straps and then stored at a secure site prior to shipment.  Samples were trucked to San Diego and shipped by air to Vancouver where they were delivered directly to the laboratory.

All of the samples were submitted to Acme for sample preparation and analyses.  At Acme, all samples were crushed to –10 mesh and a 250 gm split pulverized to -150 mesh.  A 0.50 gm sub-sample was leached with hot aqua regia for one hour, diluted to 10 ml and analyzed for a suite of 20 elements (Group 1D) by ICP-Atomic Emission Spectrometer analyses.  Gold analyses were determined by Fire Geochemistry with an ICP finish from a 30 gm sample.  Several reruns were done to check for consistency.  Standard laboratory samples are run routinely by Acme to ensure quality control and lack of contamination.  All reruns and standards showed an acceptable degree of repeatability.

Eleven pulp samples were submitted to Chemex Labs for comparison with Acme’s results. The results for gold are listed below.

Sample	JDL-10	JDL-11	JDL-14	JDL-15	JDL-16	GBAC-3	GBAC-4	GBAC-9	GBAC48	RVAC22	RVAC24
Acme Labs	24660	1520	40	1390	2290	2936	11418	2394	3558	7303	7695
Chemex	25700	1345	39	1275	2300	71	19050	2040	2680	8220	14450

Generally there is good corroboration of results except for three samples (GBAC-3 and 4 and RVAC-24). The discrepancies in these samples probably are caused by the presence of coarser particulate gold (nugget effect) which skewed the results.  In order to minimize this problem in the future, larger pulp sub-samples and/or metallic gold analyses may be required.

Interpretation and Conclusions

Prior mapping and sampling at Ludivina clearly establish that the zones of veining and alteration on the Ludivina Property are very high level and in many cases, essentially at the paleosurface.  It is well documented that shallow parts of epithermal systems (within 50 m to 100 m of the paleosurface) generally are barren of precious metals; there are exceptions (i.e. Mclaughlin, California) but they are rare.  That fact that significant precious metal values occur in intervals in both the “A” and “B” zones and in a number of veins peripheral to this area has to be considered encouraging.

The trenching program helped determine the nature and extent of the mineralization, veining and alteration in each of the areas tested.  The program clearly established zones “A” and “B” as the highest priority targets on the Ludivina Property.  Both zones have good widths, long strike lengths, core areas of strong alteration and veining, elevated precious metal values and an element association typical of most epithermal deposits (i.e. Ba, Mo, As, Sb, Pb, Cu, Zn).  The high level of exposure in both areas can readily explain the absence of stronger precious metal mineralization.

Exploration and Development

The Ludivina Report recommended a two phase program totalling US$387,000, consisting of a sampling, mapping and trenching program (phase 1 – US$104,000) and a diamond drilling program of 8 to 10 holes (phase 2 – US$283,000).  To date the Issuer has completed phase 1.  The Trenching Report confirms the recommendation of the Ludivina Report to complete a drilling program and further recommends that follow-up work should be considered on the new discoveries resulting from the trenching program to be conducted concurrently with the diamond drilling program.  The estimated cost of the diamond drilling program is as follows:

US$
1. Direct drilling – 1500 meters @ $100/m all in	150,000.00
2. Preparation and planning	8,000.00
3. Supervision and consulting	8,000.00
4. Drill site preparation	12,000.00
5. Labour – geologist, sampling supervisor, sampler	30,000.00
6. Room and board	10,000.00
7. Truck rental – 1 truck 50 days @ $250/day all in	12,500.00
8. Assays – 500 @ $15/sample	7,500.00
9. Field supplies, freight, telephone, misc items	6,000.00
10. Travel	5,000.00
11. Drafting and final report	8,000.00
12. Contingency	25,000.00
Total	$283,000.00

Franco Project

Independent Report on the Franco Project

Mr. James M. Dawson, P. Eng. was retained by the Issuer to prepare a geological report in the form required by NI 43-101 on the Franco Project entitled “Report on the Franco Project, States of San Luis Potosi and Zacatecas, Mexico”, dated October 8, 2003 (the “Franco Report”).  Mr. Dawson is a qualified person under NI 43-101, but is not “independent” of the Issuer as that term is defined in NI 43-101.  The Franco Report deals with the two mining concessions comprising the Franco Project.  The Franco Report is the source of the technical disclosure contained in this AIF relating to the Franco Project and is available for review on the SEDAR website located at www.sedar.com, and are available for inspection in hard copy (together with the appurtenant maps which are not included in the SEDAR-filed versions), upon request, at the head office of the Issuer, Suite 1901 – 1177 West Hastings Street, Vancouver, B.C.  The following disclosure relating to the Franco Project is derived from information detailed in the Franco Report, except where noted.

Property Description and Location

The Franco Project is located in the southwestern corner of the state of San Luis Potosi, with about 30% of the property being located in the adjacent state of Zacatecas.  It is situated roughly 45 kilometres southwest of the city of San Luis Potosi and centred about UTM coordinates 2,430,000N and 251,000E.  See Figure 13.

The Franco Project forms a rectangular block measuring roughly 2.7 km. (E-W) by about 3.8 km. (N-S) within this block there are two concessions (see Figure 14) which have been optioned from Las Minas de Franco, S.A. de C.V pursuant to an option agreement dated August 29, 2003.  See “Significant Acquisitions and Dispositions”.

Concession data is as follows:

Name	Expediente No.	No. de Titulo	Size
Franco	67/20828	217185	500.0 ha.
Franco 2	67/20879	In process	483.0 ha.

The Issuer has been advised by the property vendors that all current taxes due on these concessions have been paid.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Franco Project is accessible by road from the city of San Luis Potosi to the east or alternatively from the city of Aguascalientes to the west. From San Luis Potosi city, a four-lane paved highway leads west-southwest for a distance of about 55 kilometres to the town of Villa de Arriaga.  From here, a good quality gravel road leads north to the village of Santa Rosa de Gallinas at the eastern edge of the concession block. Driving time from San Luis Potosi city is about 1 hour.

Climate is typical of the Mexican altiplano, being dry for most of the year except for sporadic torrential rains during the summer months. The mean annual temperature varies between 16º and 18º C, being moderated by the elevation which averages 2000 meters above mean sea level.

The immediate area of the Franco Project is sparsely populated except for the small village of Santa Rosa de Gallinas which lies at its eastern boundary.  The principal occupation of the local population is subsistence farming.  Small plots of corn and beans as well as local pasture are found in the flat areas in the south central part of the property. Several small water reservoirs are located along the eastern boundary and would provide adequate water for drilling.  The town of Villa de Arriaga lies about 5 km. south of the property on the main highway (Route 80) between San Luis Potosi city and the city of Aguascalientes to the west.  Villa de Arriaga has a population of about 10,000 and has basic support services.

The Franco Project lies within the central mesa or altiplano of north-central Mexico where base elevations are in the order of 2000 meters. This region is characterized by broad plains interspersed with small mountain ranges.  The property lies along the southeast edge of a broad upland area of gentle rolling topography.  Total relief on the concessions is in the order of 150 meters rising from about 2150 meters above mean sea level at the east central edge of the Franco Project to about 2300 meters at the northwest corner.

Vegetation is sparse and consists of low brush with local areas of trees in some of the arroyos.  Farmland and pasture occupies the east and central part of the concessions.

Figure 13 (Dawson 745-1)

Figure 14 (Dawson 745-2)

History

This portion of the state of San Luis Potosi and adjacent parts of the state of Zacatecas are well known for hosting the famous topaz rhyolites which contain extensive small veins and breccia zones of cassiterite.  There are a large number of artisanal workings and adjacent placers which have been worked over the last century but no large deposits have been developed.

The Franco Project appears to be unique in this district in being the only epithermal gold-silver occurrence so far identified.  The nearest significant gold-silver district known to the writer of the Franco Report is the Pinos District, located roughly 40 km to the northwest in the state of Zacatecas.

Recorded mining history at the Franco Project dates from around the time of World War II when many small stibnite occurrences were worked in an artisanal fashion for antimony.

In the late 1980’s, ASARCO Mexico carried out a regional exploration program in this part of Mexico for bulk tonnage gold deposits.  The antimony-bearing quartz veins and stockworks at the Franco Project were recognized as a high level epithermal system and an exploration program was initiated in 1990.  This program consisted of geological and alteration mapping, geochemical rock chip sampling and two reconnaissance lines of induced polarization surveys. Drilling was recommended but due to a management change was never completed.

The concessions lapsed in 2000 and were immediately re-staked by two ex-ASARCO geologists who had been involved with the earlier exploration program.  The Franco Project was examined by the Issuer in May 2003 and subsequently optioned in August, 2003.

 Geological Setting and Mineralization

The Franco Project is located within the Mesa Central physiographic province.  This region is part of the extreme southwest part of the Sierra Madre Oriental morphotectonic province and has the same basement of folded Mesozoic clastic and carbonate sediments.  However, during Oligocene time, extensive eruptions of rhyolitic ignimbrites covered this region largely obscuring the older basement rocks.  The San Luis Potosi volcanic field constitutes one of the largest ignimbrite provinces in the world and comprises more than 1000 meters of felsic volcanic rocks which were extruded in a relatively short period of time between 31 and 26 million years ago.  A number of large calderas in San Luis Potosi state and adjacent parts of Zacatecas and Jalisco have been identified as the source of these extensive ignimbrite deposits.

Several major epithermal districts such as Round Mountain, Nevada and Creede, Colorado are thought to have been localized either directly or indirectly by structural ground preparation caused by caldera development.

The Franco Project is underlain by a thick pile of felsic volcanics consisting of ignimbrite, lithic tuff, volcanic breccia, porphyritic rhyolite and locally derived volcaniclastic sediments of Oligocene age.  At two locations on the Franco Project, black shale and siltstone from the underlying Cretaceous Caracol Formation are exposed in small erosional windows at the base of the felsic pile.

The volcanic succession has been grossly divided into two packages: an upper volcanic sequence which is post mineral and the lower volcanic sequence which is host to the mineralization.  The upper volcanics consist of buff to red and grey ignimbrite and volcanic breccia.  However there are areas of lithic tuff and quartz-eye rhyolite, not unlike that found in the “lower volcanics”.  The lower volcanic sequence consists primarily of lithic tuff and quartz-eye rhyolite, usually buff, pale grey and pink in colour.  There are areas of vesicular rhyolite and volcanic breccia and ignimbrite as in the “upper volcanics”.  The principal distinction between the two units seems to be the presence of quartz veining as well as associated alteration due to the mineralizing process.  Local faulting may have displaced some units, as for instance to the west of the “Socovon Fault” where down-dropped rocks of the “upper volcanics” cut off the mineralization abruptly to the west.

Alteration consists of silicification, argillitization and local areas of alunitization.  There are some areas of strong kaolinization in the upper (post mineralization ) volcanic sequence but it seems to be due to semi-syngenetic deuteric activity during or shortly after the consolidation of the volcanic pile.

The contact between the upper and lower volcanics seems to be depositional, i.e. an unconformity, except along the west side where the so called Socovon Fault appears to downdrop the upper volcanic sequence against well mineralized rocks of the lower sequence.

Mineralization consists primarily of a swarm of quartz veins and stockwork which has a general NNW trend with dips steeply to the SW.  These veins are typical of high level epithermal systems, having occasional drusy cavities and frequently appear chalcedonic.  The quartz veins commonly contain fine grained stibnite or are greyish in colour presumably from finely divided sulphides.  Secondary minerals after stibnite (cervantite and/or stibiconite) are sometimes present.  Pyrite is sometimes present but is not common. The quartz veins may be as much as 70 cm. in width but usually vary from 1 to 5 cm.  They can be traced from a few meters to as much as 60 meters where they have been exposed by trenching and generally have a NNW orientation. Occasionally, the quartz veins and stockwork are so dense that the entire host rock is silicified to some extent.

Near the north end of the outcrop area of the host volcanics (Lower Volcanic Sequence) there is a small area of hydrothermal breccia.  The breccia measures about 20 m. by 50 m. in area and appears to be open to the NNW where it trends under the post mineral “Upper Volcanic Sequence”.  The hydrothermal breccia consists of 70 to 90% angular to sub-rounded fragments of volcanics and fine grained hornfelsed sediments, presumably derived from the underlying Cretaceous units.  The breccia is cemented by typical epithermal quartz and chalcedony with occasional streaks and disseminations of fine grained stibnite and arsenopyrite (?).  Minor scorodite was noted on some fragments.

Alteration consists of weak to moderate silicification in most of the outcrop area of the host felsic package.  Stronger silicification occurs near concentrations of quartz veins. Alunite was noted in at least three locations, usually where quartz veining is intense.  Argillic alteration is noted in some of the volcanics but may be a deuteric effect and not related to the hydrothermal, mineralizing activity.

Quartz veining and stockwork is present to a greater or lesser extent in virtually the entire outcrop area of the Lower Volcanic, south of the area of hydrothermal breccia.  It is most intense in the area east and south of the location of the hydrothermal breccia and in a NNW trending zone east of the Socovon Fault.  At this latter location, there are a number of small workings on antimony-bearing veins which continue to the south under the shallow valley cover and areas of local agriculture.

The area of quartz veining and stockwork measures about 500 meters (east-west) by about 1100 meters north-south.  It is open to the north where it is covered by post mineralization volcanics and continues to the south and southeast where it dips under shallow valley cover.  To the west, it is cut off by the Socovon Fault where post mineralization volcanics have been down dropped.

A total of 338 rock geochemical samples were collected from outcrop and subcrop by ASARCO personnel and analysed for gold, silver, antimony, arsenic and mercury.  Results show strongly anomalous values in antimony, weakly to strongly anomalous values in arsenic and mercury and locally anomalous gold and silver (in the range of 100 to 200 PPB gold and 2 to 4 PPM silver).  The highest gold value obtained was 2.6 g/t with a few isolated spikes in the 500 to 800 PPB range; the highest silver value obtained was 42 PPM with occasional spikes between 10 and 30 PPM.  Interestingly, while there is some overlap of anomalous gold and silver values, they also cluster separately. In the area of the hydrothermal breccia, both anomalous gold and silver values occur, but not always in the same samples.  Elsewhere, there is a cluster of anomalous gold values in the southeast area of the quartz vein/stockwork zone, whereas anomalous silver values cluster in the southwest corner of the outcrop area of the quartz vein/stockwork zone.

Four character samples of host rock containing quartz vein material were taken with values obtained from assays being consistent with the ASARCO Mexico results: gold to 80 PPB, silver to 4.5 PPM, arsenic to 112 PPM, antimony to greater than 1%, barium to 200 PPM and low base metal values.

Exploration

Apart from the many artisanal pits and shallow workings excavated for antimony, the only modern exploration work carried out was by ASARCO Mexico in 1990-91.  This work consisted of geological and alteration mapping, rock geochemical sampling and two lines of induced polarization surveys.

Drilling

No drilling has been conducted on the Franco Project.

Sampling, Analysis and Security

The Issuer has no information regarding the procedure followed by ASARCO personnel during their preliminary exploration of the Franco Project other than that such exploration was completed by professionals supervised by accredited American and Mexican geologists.

Four samples were taken by Mr. Dawson of the widespread mineralization and these samples were kept in his possession continuously until delivered to the ALS-Chemex preparation laboratory in Monterrey, Mexico.  The sample descriptions and locations are as follows:

Sample #	Sample Description and Location
1	Selected sample of buff-red porphyritic rhyolite cut by veinlets of grey and black silica in old trench, Franco Property. (2430790N, 250150E)
2	Chip sample of vein- 50 to 70 cm. wide of chalcedonic silica; no visible sulphides. (2430725N, 250110E)
3	Selected sample of silicified hydrothermal breccia; fragments of shale and rhyolite; scattered, fine grained stibnite and scorodite. (2430800N, 249910E)
4	Grab sample from quartz stockwork; minor pyrite and stibnite; minor alunite. (2430010N, 250050E)

Interpretation and Conclusions

The Franco Project contains a zone of quartz veining and stockwork which is at least 500 meters wide and 1,100 meters long and open along strike.  It contains strongly anomalous antimony values, weakly to strongly anomalous arsenic and mercury values and locally anomalous gold and silver values.  The highest gold and silver values obtained were 2.6 and 42 g/t respectively.

The character of the mineralization, metals present and type of alteration seen indicates that this is a low sulfidation system of the sub-alkalic, rhyolite hosted subtype which is exposed at a relatively high level.  The presence of elevated quantities of the indicator metals antimony, mercury and arsenic is consistent with the uppermost levels of a precious metal bearing, epithermal system.  The setting itself is similar to the Round Mountain deposit in Nevada (13 million contained ounces of gold estimated) and the Delamar deposit in Idaho, where epithermal gold-silver mineralization is associated with sub-aerial felsic volcanic rocks and caldera development.

The geometry of the system is currently poorly known. It could be much larger in area with higher grades in areas currently near surface but concealed by alluvium or the post mineralization volcanic cover.  In addition, the metals present suggest that the currently exposed level of erosion is near the top of the system so that gold and silver grades should improve with depth.

Exploration and Development

The Franco Report recommends the following one month exploration program on the Franco Project consisting of surface geological mapping and core drilling:

		US$
1. Base Map Preparation		3,000.00
2. Geological Mapping and Sampling		10,000.00
3. Road Construction and Drill Site Preparation, Cementing Holes and Site Reclamation.		20,000.00
4. 2,000 meters NQ core drilling @ $US 100.00/meter (all in)		200,000.00
5. Assays 450 samples @ $20 ea.		9,000.00
6. Travel and Accommodation		10,000.00
7. Telephone, freight, accounting, legal, surveying and other miscellaneous support costs		3,000.00
8. Vehicles and Fuel		3,000.00
9. Supervision and Consulting		5,000.00
10. Drafting and Final Report		5,000.00
	Sub-Total	268,000.00
	Contingency @ 10% (rounded)	26,800.00
Total Estimated Cost of Phase 1		$295,000.00

On November 5, 2003, the Issuer granted Newport Exploration Ltd. (a public company listed on the TSXV) (“Newport”) the option to acquire a 50% interest in the Franco Project by paying the Issuer US$50,000, incurring expenditures of US$250,000 before August 3, 2004 (including 2,000m of drilling) and making the payments of US$80,000 due to the underlying property vendor prior to September 3, 2004.  Thereafter, the Issuer and Newport will form a joint venture to further explore the property.  The agreement with Newport is subject to TSXV acceptance on behalf of Newport.

It is anticipated that the program recommended by the Franco Report will be commenced by Newport and the Issuer in early 2004.

Non-Material Properties

Peru

Maracona IOCG Report (Carbonera and Daniela Properties)

In October 2003, the Issuer entered into two option agreements with Minera Koripampa del Peru S.A. (“Koripampa”) to acquire the Carbonera Property and the Daniela Property.  The Carbonera Property is comprised of 13 mineral concessions totalling 10,485 hectares and as consideration for the 100% right, title and interest in the Carbonera Property, the Issuer has agreed to pay an aggregate of US$120,000 and to issue up to 600,000 Common Shares to Koripampa of which no payments have yet been made and no shares issued.  The Issuer has also agreed to assume and perform all obligations which Korimpampa is subject to under an underlying agreement (the “Rio Tinto Agreement”) made with Rio Tinto Mining and Exploration Limited (“Rio Tinto”), including expending US$450,000 on the Carbonera Property and paying Rio Tinto US$500,000.  The Carbonera Property is also subject to a 0.5% NSR payable to Rio Tinto.  The Daniela Property is comprised of 26 mineral concessions totalling 18,600 hectares and as consideration for 100% right, title and interest in the Daniela Property, the Issuer has agreed to issue to Koripampa 50,000 Common Shares (none of which have yet been issued).  The Carbonera and Daniela Properties are located in the Maracona District, to the south east of the town of Nazca.  To date, the Issuer has not carried out any exploration work on the properties comprising the Maracona Project, and has no present plans for any such work at this time.

Mexico

Gachupines Property

On October 23, 2003, the Issuer entered into an option agreement (the “Fiero Agreement”) with Compañia Minera Palo Fierro, S.A. de C.V. (“Fierro”), a private Mexican company, to acquire a 100% interest in the Gachupines Property located in the Sonora State of Mexico.  As consideration for the option the Issuer has agreed to pay an aggregate of US$320,000 by October 2007, incur expenditures of $85,000 by May 30, 2004 and issue an aggregate of 255,000 Common Shares by October 2007.  To date the Issuer has paid US$5,000.  The Gachupines Property is also subject to a 2% NSR of which the Issuer has the option to purchase one-half (being 1% NSR) at any time at a price of US$1,000,000. The Gachupines Property consists of two mineral concessions totalling 24,711 hectares and covers a minimum of 15 known gold occurrences.   To date, the Issuer has not carried out any exploration work on the Gachupines Property, and has no present plans for any such work at this time.

Argentina

Condor Yacu I and Relincho Concessions

Pursuant to the New Condor Yacu Agreements, the Issuer has the right to acquire a 100% interest in the Condor Yacu I and Relincho concessions which cover approximately 100 hectares and are located in Catamarca Province, Argentina.  The Issuer carried out an initial program of work on these concessions in 2001 and determined not to proceed with any further work.  Pursuant to the Maximus Agreement, by which Maximus may earn 80% of the Issuer’s interest in the New Condor Yacu Agreements and the Condor Yacu I and Relincho concessions, Maximus is now the operator and responsible for all funding and carrying out all work on the project.  Maximus carried out an initial 900m diamond drilling program in the spring of 2003, the results of which were reported in a Maximus press release dated June 12, 2003.  Subsequently, Maximus carried out a program of surface trenching and has proposed a further diamond drilling program (see Maximus press releases of September 8, and 25, 2003 and October 30, 2003).  Upon Maximus exercising the option to acquire an 80% interest, the Issuer will make a determination as to whether or not to participate or be diluted to a royalty interest.

Risk Factors

Due to the nature of the Issuer’s business and the present stage of exploration on its mineral resource properties, the following risk factors, among others, apply:

Mining Industry is Intensely Competitive:  The Issuer’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Issuer competes with other companies which have greater resources.

Resource Exploration and Development is Generally a Speculative Business:  Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources which may be acquired or discovered by the Issuer will be affected by numerous factors beyond the control of the Issuer.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer not receiving an adequate return on invested capital.  There is no known ore body on any of the Issuer’s properties.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices:  Even if commercial quantities of mineral deposits are discovered by the Issuer, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Issuer may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Issuer, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any minerals produced from the Issuer’s properties will be such that any such deposits can be mined at a profit.

Permits and Licenses:  The operations of the Issuer will require licenses and permits from various governmental authorities.  There can be no assurance that the Issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Acquisition of Mineral Concessions under Agreements:  The agreements pursuant to which the Issuer has the right to acquire a number of its properties provide that the Issuer must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its shares of ongoing expenditures.  The Issuer does not presently have the financial resources required to make all payments, and complete all expenditure obligations, under its various property acquisition agreements.  Failure by the Issuer to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Issuer losing its interest in such properties.  There can be no assurance that the Issuer will have, or be able to generate, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Issuer could forfeit its interest in one or more of its mineral properties.

Title and Access Matters:  The acquisition of title to mineral concessions in Mexico, Peru and Argentina is a very detailed and time-consuming process.  Title to and the area of mineral concessions may be disputed.  While the Issuer has diligently investigated title to all mineral concessions in which it has an interest and, to the best of its knowledge, title to all such concessions is in good standing, this should not be construed as a guarantee of title.  Title to the concessions may be affected by undetected defects such as aboriginal or indigenous people’s land claims, or unregistered agreements or transfers.  The Issuer has not obtained title opinions for the majority of its mineral properties.  Not all the mineral properties in which the Issuer has an interest has been surveyed, and their actual extent and location is in doubt.  In many areas, the rights of surface access to the ground subject to mineral concessions, either for exploration or development, must be negotiated with various governmental authorities, surface owners, landholders, co-operative associations or aboriginal or indigenous peoples.  There can be no guarantee that the Issuer will be successful in obtaining any required surface access, and the inability to do so could result in the Issuer being unable to explore and/or develop a particular concession or property.

No Assurance of Profitability:  The Issuer has no history of earnings and due to the nature of its business there can be no assurance that the Issuer will be profitable.  The Issuer has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Issuer is through the sale of its equity shares, short-term high-cost borrowing or the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Issuer may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Issuer may generate additional working capital through further equity offerings, short-term borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Issuer at risk.

Uninsured or Uninsurable Risks:  The Issuer may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Issuer’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Issuer will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious metals which is influenced by many factors including changing production costs, the supply and demand for precious metals, the rate of inflation, the inventory of precious metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Issuer, the extent of which cannot be predicted and which may well be beyond the capacity of the Issuer to fund.  The Issuer’s right to exploit the mining properties is subject to various reporting requirements and to obtaining certain government approvals and there is no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Issuer does not presently have sufficient financial resources to undertake by itself the acquisition, exploration and development of all of its planned acquisition, exploration and development programs.  Future property acquisitions and the development of the Issuer’s properties will therefore depend upon the Issuer’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing, short or long term borrowings or other means.  There is no assurance that the Issuer will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Issuer losing, or being required to dispose of, its interest in its properties.

Foreign Counties and Regulatory Requirements:  The Issuer’s principal properties are located in Argentina and Mexico where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Issuer’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Issuer and may adversely affect it business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Issuer’s operations will depend upon numerous factors, many of which are beyond the Issuer’s control, including (i) the ability of the Issuer to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; (ii) the ability to produce minerals; (iii) the ability to attract and retain additional key personnel in sales, marketing, technical support and finance; (iv) the ability and the operating resources to develop and maintain the properties held by the Issuer.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Issuer.  There can be no assurance of success with any or all of these factors on which the Issuer’s operations will depend.

Currency Fluctuations:  The Issuer maintains its accounts in Canadian and U.S. dollars and Argentinean and Mexican pesos, making it subject to foreign currency fluctuations.  Such fluctuations may materially affect the Issuer’s financial position and results.

Price Fluctuations:  Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual fluctuations in price will not occur.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following selected financial data with respect to the Issuer’s financial condition and results of operations has been derived from the audited consolidated financial statements of the Issuer for the fiscal years ended October 31, 2002, 2001 and 2000, which have been prepared in accordance with accounting principles generally accepted in Canada.  The selected financial data should be read in conjunction with those financial statements and the Notes thereto.

Fiscal Years Ended October31

	2002	2001	2000
Total Revenues	$3,131	$329	$4,530
Income (Loss) before discontinued operations and extra-ordinary items	$(1,197,015)	$(298,573)	$(1,396,744)
Income (Loss) per share	$(0.09)	$(0.03)	$(0.21)
Net Income (Loss)	$(1,197,015)	$(298,573)	$(1,396,744)
Net Income (Loss) per share	$(0.09)	$(0.03)	$(0.21)
Balance Sheet Data
Total Assets	$1,769,933	$461,148	$224,128
Long Term Debt	Nil	Nil	Nil
Cash Dividends Declared	Nil	Nil	Nil

Dividend Record

There are no restrictions which prevent the Issuer from paying dividends.  The Issuer has not paid any dividends on its Common Shares in the last five fiscal years.  The Issuer has no present intention of paying any dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Issuer will determine if and when dividends should be declared and paid in the future, based on the Issuer’s financial position at the relevant time.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion of the financial condition, changes in financial condition and results of operations of the Issuer for the nine month periods ended July 31, 2003 and 2002, and the fiscal years ended October 31, 2002 and 2001 should be read in conjunction with the Financial Statements of the Issuer and notes thereto.  There have been no major changes in accounting policies during these periods.

Overview

The Issuer is a junior mineral exploration company engaged in the acquisition and exploration of mineral properties with the aim of proving up commercially exploitable deposits of minerals (primarily precious metals) which can be disposed of for a profit to companies that wish to place such deposits into commercial production.  The Issuer does not presently intend to take any such commercially viable mineral deposits to production, but were it to do so, the Issuer’s operations would, to some extent, be dependent on the world market prices of any minerals mined.  The Issuer does not have producing mineral properties at this time.  The Issuer is in the process of exploring its mineral properties and has not yet fully determined whether these properties contain ore reserves that are economically recoverable.  See “Risk Factors”.

Results of Operations

The following table sets forth selected quarterly information for the last two fiscal years.

	Three Months Ended
Fiscal Year 2002 Quarters Ended	October 31	July 31	April 30	January 31
Revenue	$3,131	$286	$62	$44
Income (Loss) before discontinued operations and extraordinary items	$(1,197,015)	$(838,609)	$(6,150)	$(60,540)
Income (Loss) per share	$(0.09)	$(0.06)	$(0.00)	$(0.01)
Net Income (Loss)	$(1,197,015)	$(838,609)	$(6,150)	$(60,540)
Net Income (Loss) per share	$(0.09)	$(0.06)	$(0.00)	$(0.01)

	Three Months Ended
Fiscal Year 2001 Quarters Ended	October 31	July 31	April 30	January 31
Revenue	$329	$127	$44	$96
Income (Loss) before discontinued operations and extraordinary items	$(298,573)	$(71,055)	$(85,746)	$(14,658)
Income (Loss) per share	$(0.03)	$(0.01)	$(0.01)	$(0.00)
Net Income (Loss)	$(298,573)	$(71,055)	$(85,746)	$(14,688)
Net Income (Loss) per share	$(0.03)	$(0.01)	$(0.01)	$(0.00)

The following table sets forth selected information for the three most recently completed quarters.

	Three Months Ended
2003 Quarters Ended	July 31	April 30	January 31
Revenue	$14,464	$11,474	$5,845
Income (Loss) before discontinued operations and extraordinary items	$(274,317)	$(283,743)	$(153,385)
Income (Loss) per share	$(0.01)	$(0.01)	$(0.01)
Net Income (Loss)	$(274,317)	$(283,743)	$(153,385)
Net Income (Loss) per share	$(0.01)	$(0.01)	$(0.01)

Nine Months Ended July 31, 2003 Compared to Nine Months Ended July 31, 2002

The Issuer’s general and administrative expenses for the nine months ended July 31, 2003 were $555,505 as compared to $188,811 for the same period in 2002.  All categories of expenses increased as the Company’s level of activity increased.  The major components of the 2003 general and administration costs were $193,410 paid for professional fees (as compared to $67,948 in 2002), promotion and shareholder costs of $162,630 (as compared to $38,073 in 2002) and management fees paid of $70,000 (as compared to 52,000 in 2002).  These increases all reflect the significantly increased activity of the Issuer in reviewing and acquiring additional mineral properties and carrying out exploration on its mineral properties.  The other significant items were $25,166 for office and miscellaneous (as compared to $121 in 2002), $32,213 paid for listing and stock exchange fees (as compared to $7,586 in 2002) (primarily due to the Issuer securing a listing of its Common Shares on the Frankfurt Stock Exchange) and $55,346 paid for rent and secretarial services (as compared to $16,500 in 2002).  The net loss for the nine months after interest income of $31,783 was $711,443 or three cents per share as compared to $905,299 or seven cents per share in 2002.

Year Ended October 31, 2002 Compared to Year Ended October 31, 2001

The Issuer’s general and administrative expenses for the nine months ended July 31, 2003 were $368,612 as compared to $166,100 for the 2001 fiscal year.  The major component of the administration costs was professional fees of $156,998.  This includes legal fees of $42,237, payments to David Shaw of $53,000 for geological and financial services, payments of $27,335 to James Stewart, the Company’s former vice president of exploration, and payments to the Company’s auditors of $10,394.  The increase in professional fees was most pronounced in the fourth quarter as this was the first full quarter of fees for James Stewart (he was appointed Vice-President of Exploration in July 2002).  In addition, there were substantial legal fees incurred in the quarter, mainly related to the acquisition of the La Providencia property, and the annual audit fees were accrued in the fourth quarter.  Travel and promotion costs for the year were $82,361 reflecting the Company’s increased emphasis on this aspect of the business.  Management fees for the year were $70,000 paid to Henk Van Alphen, the Company’s president.  It is expected that this increased level of administration expenditure will continue for the foreseeable future (as reflected in the Issuer’s results for the nine months ended July 31, 2003, discussed above).

In the 2002 fiscal year, the Company wrote down its Condor Yacu property in Argentina to a nominal value, resulting in a charge of $902,943.  The expenditures of $902,943 were written-off in the third quarter because at that time, the Company had completed surface mapping and sampling, Induced Polarization geophysics, and two phases of diamond drilling.  A review of the results concluded that the project did not meet the expectations of the Company and the decision was made to write-down the expenditures and look for new opportunities.

Also in the year, as described in Note 9 to the audited Consolidated Financial Statements, the Company sold its subsidiaries in Peru and Canada resulting in a book gain of $71,409.  These subsidiaries were inactive and their sale did not affect the business operations of the Company.  There were no assets in the subsidiaries and they were sold for a nominal value to a director of the Company to simplify the Company’s administration.  The book gain on sale is a result of a contingent liability recorded in the Peru subsidiary in the prior year.  The overall result for the year was a loss of $1,197,015 or $0.09 per share, as compared to $298,573, or $0.03 per share, for the 2001 fiscal year.

Year Ended October 31, 2001 Compared to Year Ended October, 2000

The Issuer’s general and administrative costs for the year ended October 31, 2001 were $166,101 as compared to $117,051 for the 2000 fiscal year.  The largest component of this was accounting and audit fees, which were $33,121 as compared to $4,500 in the prior year.  The increase was due to the acquisition of the Issuer’s Peruvian subsidiary and the increased audit work involved.  Management fees were $32,259, down slightly from 2000, while legal fees were up slightly at $28,593.  Other significant general and administrative items were office expenses at $26,358 and travel and promotion at $17,330.  The Issuer wrote off its capital assets in Peru and other miscellaneous costs related to the Cori Huarmi property for a total write-off of $82,522.  In 2000, the Issuer wrote off $1,319,586 in costs related to Peru.  There was a loss on exchange for the 2001 fiscal year of $50,280 compared to a gain on exchange of $35,363 in the 2000 fiscal year.  Overall, the loss for fiscal year 2001 was $298,573, or $0.03 per share, as compared to $1,396,744, or $0.21 for the 2000 fiscal year.

Liquidity and Capital Resources

On October 20, 2003, the Issuer announced a brokered private placement financing to fund the exploration programs on its Argentina, Mexico and Peru properties and ongoing mineral property investigations and potential acquisitions.  Under the terms of the private placement, the Issuer would sell 3,565,000 units at a price of $1.65 per unit for gross proceeds of $5,882,250.  Each unit is to consist of one Common Share and one-half of a share purchase warrant entitling the holder to purchase one additional Common Share at a price of $2.25 per share for a period of twelve months following closing.

The Issuer had working capital at July 31, 2003 of $4,639,111, at October 31, 2002 of $1,038,202, and a working capital deficiency of $117,777 at October 31, 2001.  In the nine months ended July 31, 2003 the Issuer raised $2,909,999 by the sale of 2,238,461 units and $3,333,634 from the exercise of warrants and stock options.

In the year ended October 31, 2002, the Company raised $1,850,175 by the sale of 4,386,500 units and $650,550, from the exercise of warrants and stock options.  In the year ended October 31, 2001, the Company raised $50,000 by the sale of 2,000,000 units.

The Issuer does not presently have the financial resources necessary to complete the acquisition of all mineral properties it presently holds under option agreements, or to carry out all of the planned exploration on its various properties.  However, following the completion of the private placement announced October 30, 2003, the Issuer anticipates it will have sufficient funds to meet its ongoing obligation for at least the next 18-24 months.  See “Outlook”.  Although the Issuer has been successful in raising funds in the past when it has needed them, there is no guarantee that in the future the Company will be able to raise funds at the time it needs them, or at all.

Outlook

As disclosed under “Liquidity and Capital Resources”, subsequent to the filing of this AIF, the Issuer expects to complete a brokered private placement of 3,565,000 units for gross proceeds of $5,882,250.  Upon completion of the private placement the Issuer will have working capital in excess of $9 million which will be used to keep the Issuer’s option agreements in good standing, to fund exploration programs on the Issuer’s exploration projects in Argentina, Mexico and Peru and to finance mineral property investigations and further potential acquisitions.  The Issuer’s activities in mineral exploration have, in the past, been funded principally through the sale of equity securities and there can be no assurance that the Issuer will continue to be able to do so.  The ability of the Issuer to continue operations is dependent on the ability of the Issuer to continue to obtain financing.  To date, the Issuer has not generated cash flows from operations sufficient to fund ongoing operational requirements and cash commitments.  If the Issuer is not able to raise the required funds to complete all of the required property payments with respect to its various mineral properties, the Issuer may go into default of its obligations in this regard, which could result in the Issuer loosing its interest in those properties.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX Venture Exchange under the stock symbol “CDU”.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The name and municipality of residence, positions held with the Issuer and principal occupation within the five preceding years of each director, officer and executive officer of the Issuer as at the date of this Annual Information Form is as follows:

Name, Position and Municipality of Residence(1)	Principal Occupation During the Past 5 Years(1)	Period of Service as an Officer or Director(2)
Hendrik van Alphen(3) President, Chief Executive Officer and Director North Saanich, B.C. Canada	Businessman; President of the Issuer, 1999 to present; Vice President, Corriente Resources Inc. 1994 to 2001 (public mineral exploration company)	Since April 19, 1999
Kenneth M. Carter Chief Financial Officer and Director North Vancouver, B.C. Canada

Professional Geoscientist; President of Leicester Diamond Mines Ltd., 1993 to present (public mineral exploration company); Director of Ascot Resources Ltd., 1993 to present (public mineral exploration company); Director, Hyder Gold Inc., 1993 to present (public mineral exploration company)

Since April 10, 2000
Leonard Harris(3) Director Littleton, Colorado USA	Independent consultant to the mining industry, 1992 to present	Since February 25, 2000
John A. Toffan Director West Vancouver, B.C. Canada	Businessman; President of Hyder Gold Inc., 1989 to present (public mineral exploration company); President, Ascot Resources Ltd., 1988 to present (public mineral exploration company)	Since April 10, 2000
Lawrence W. Talbot (3) Director Richmond, B.C. Canada	Barrister and Solicitor; Partner, Gowling Lafleur Henderson LLP (law firm) since April 1, 2000; Partner Montpellier McKeen Variaboff Talbot Giuffre (law firm) from July 1996 to April 2000.	Since April 17, 2003
Marla K. Ritchie Secretary West Vancouver, B.C. Canada

Corporate Administrator; Corporate Secretary of the Issuer since May 2001; from February 1992 to November 2003, Secretary/Administrator to several public natural resource companies, including Ascot Resources Ltd., Brett Resources Ltd., Golden Band Resources Inc., Hyder Gold Inc., Leicester Diamond Mines Ltd. and Solomon Resources Limited

Officer since May 14, 2001

Notes:

(1)

The information as to place of residence and principal occupation, not being within the knowledge of the Issuer, has been furnished by the respective directors individually.

(2)

All directorships expire at the next Annual General Meeting of the shareholders of the Issuer.  All officers hold office at the pleasure of the Board.

(3)

Denotes members of the Audit Committee.

The Issuer does not currently have any committees other than the Audit Committee.

As at the date of this AIF, the Issuer’s directors and senior officers, as a group, beneficially hold a total of 1,200,750 Common Shares, directly or indirectly, representing 4.54% of the 26,430,727 issued Common Shares.  The Issuer’s directors and senior officers also hold warrants to purchase up to 140,000 Common Shares at $0.35 per Common Share until January 30, 2004 and incentive stock options to purchase up to 265,000 Common Shares exercisable at $1.48 per Common Share until November 29, 2004, 685,000 Common Shares exercisable at $1.83 per Common Share until May 13, 2004 and 200,000 Common Shares exercisable at $1.90 per Common Share until October 24, 2005.

Kenneth M. Carter and John A. Toffan are directors and officers of Ascot Resources Ltd. (“Ascot”), a B.C. company whose common shares trade on the TSXV.  As at the date of this AIF, Ascot holds 5,821,333 Common Shares, representing 22.02% of the currently issued Common Shares.  In addition, Ascot currently holds warrants to purchase an additional 388,000 Common Shares at $0.35 per Common Share until January 30, 2004.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or person holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is, or within the past ten years before the date of this AIF been, a director or officer of any other issuer that, while such person was acting in that capacity:

(32)

was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or

(33)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director, officer or person holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer has:

(34)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(35)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director, officer or person holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any of such persons, has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual or company.

Conflicts of Interest

Certain directors and officers of the Issuer are directors, officers and/or shareholders of other private and publicly listed companies, including companies that engage in mineral exploration and development.  To the extent that such other companies may participate in or be affected by ventures involving the Issuer, these directors and officers of the Issuer may have conflicting interests in negotiating, settling and approving the terms of such ventures.  Conflicts of interest affecting the directors and officers of the Issuer will be governed by the Company Act and other applicable laws.  In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Issuer, a director affected by the conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the matter in respect of which the conflict arises.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Common Shares, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in the Issuer’s information circular for its most recent annual meeting of shareholders that involved the election of directors.  Additional financial information is provided in the Issuer’s comparative financial statements for its most recently completed financial year.

A copy of this AIF, the most recent information circular and the most recent audited financial statements (including any interim statements from the fiscal year commencing after the date of such audited financial statements) may be obtained from the SEDAR website located at www.sedar.com or upon request from the Secretary of the Issuer.  A reasonable fee for copying may be charged if the request is made by a person who is not a security holder of the Issuer.